Yamana Gold Inc.

2020
Notice of Annual Meeting of Shareholders
Management Information Circular

What's Inside

Notice of our 2020 Annual Meeting of Shareholders

When April 30, 2020 11 a.m. (Toronto time)	Where Virtual only meeting via live webcast online at https://web.lumiagm.com/187278145

Important

We recognize that COVID-19 is a global pandemic, and have therefore decided to hold our 2020 annual meeting as a live webcast. Turn to page 9 of our 2020 management information circular to find out how the annual meeting will work, and how you can participate.

You have received this management information circular because you owned common shares of Yamana Gold Inc. (Yamana) on March 13, 2020 (the record date set by the board of directors), and are entitled to vote at our 2020 annual meeting of shareholders.

Management is soliciting your proxy for the meeting. We are soliciting proxies mainly by mail, however a Yamana employee may also contact you.

This year, with the rapidly evolving public health crisis resulting from the global spread of the novel coronavirus (COVID-19), in order to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our annual meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate at the annual meeting online regardless of their geographic location. At the annual meeting, shareholders will have the opportunity to ask questions and vote on all matters put before the meeting. We believe hosting the annual meeting virtually will enable increased shareholder attendance and will encourage more active shareholder engagement and participation at the meeting. We encourage shareholders to participate in the annual meeting. You will find important information and detailed instructions about how to participate in our virtual annual meeting in this information circular.

Information in this circular is as of March 24, 2020, unless stated otherwise. All dollar amounts are in United States (US) dollars based on the close of business exchange rates quoted by the Bank of Canada, unless indicated as Canadian dollars (Cdn$).

On March 24, 2020, the board of directors approved the contents of this circular and authorized us to send it to all registered shareholders of record.

By order of the board of directors,

“Sofia Tsakos”

Sofia Tsakos Senior Vice President, General Counsel and Corporate Secretary

Yamana Gold Inc.
Toronto, Ontario
March 24, 2020

Message from the President and Chief Executive Officer

[photo]

The El Peñón mine achieved a second straight year without a lost-time injury. That is 8.9 million work hours—a remarkable accomplishment. Jacobina increased production in each quarter of 2019 en route to its second straight year of record production. Minera Florida closed out 2019 in outstanding fashion, producing 8,200 ounces of gold during December, its best month of the year and, we believe, a sign of things to come.

PRODUCTION EXCEEDS GUIDANCE
Achieving sustained excellence translated into strong financial and operational results. Gold, silver and gold equivalent ounce (GEO) production all exceeded guidance. Net earnings of $225.6 million, or 24 cents per share basic and diluted, were our highest in seven years. Free cash flow and cash balances both increased sharply, improving financial flexibility and allowing us to continue reducing net debt following the sale of Chapada.

STRONG YEAR IN EXPLORATION
We increased our exploration spend to build on the robust drilling results across our operations. We issued positive exploration updates for all five of our mines in the second half of 2019, announcing new high-grade mineralization in key sectors of the Jacobina mine, new veins at better than life-of-mine grades in the PV Sur-Fantasma corridor at Minera Florida, and the discovery of a new mineralized zone at Cerro Moro.

Our generative exploration program focuses on our most highly prospective exploration projects such as Lavra Velha and Jacobina Norte in Brazil and Monument Bay and Domain here in Canada. We are budgeting $53 million for the program over three years with the bulk of that funding to be derived from monetizations of non-cash producing assets.

CANADIAN MALARTIC INFERRED MINERAL RESOURCES RISE SHARPLY
At Canadian Malartic, positive drilling results propelled the operation to a 111 per cent increase in inferred mineral resources. The East Malartic zone and the newly discovered East Gouldie zone accounted for a significant portion of these gains. East Gouldie remains open in all directions and, together with the East Malartic, Odyssey, Rand, Sheehan and Sladen zones, it is a key source of organic growth that continues to advance with the end goal of developing a significant underground mining operation at Canadian Malartic.

JACOBINA PHASED EXPANSION ON TRACK
Jacobina increased mineral reserves by 19 per cent and is our longest life mine with an estimated life of at least 16 years. The mine’s robust reserve base supports the phased expansion over the next three years. Phase 1 calls for an increase in daily throughput to a sustainable 6,500 tonnes per day bringing production to 170,000 ounces per year. Phase 2 envisions a broader plant expansion to raise throughput to 7,500-to-8,500 tonnes per day and increase production to up to 225,000 ounces per year by early 2023.

EL PEÑÓN FINDING NEW WAYS TO INCREASE MINERAL RESERVES
El Peñón continues to prove its resilience. The mine is completing 21 years of operation and gold mineral reserves are higher today than they were when operations began in 1999. The mine increased mineral reserves for gold and silver well beyond depletion for the third straight year, and the use of artificial intelligence and machine learning helped reinforce conventional drill targeting and identify additional zones of interest.

Operational excellence is a core value at Yamana. It is an inherently difficult objective to achieve because the bar is constantly being raised, but in 2019 we achieved sustained excellence in many areas of our operations

CERRO MORO SILVER PRODUCTION EXCEEDED PLAN IN 2019
Silver production at Cerro Morro exceeded plan in 2019, but the positive impact on GEO production was partially offset by the higher GEO ratio that resulted from gold’s outperformance relative to silver during the year. The operation continues to pursue a drilling and surface exploration program. In 2019, gold and silver inferred mineral resources rose 29% and 10%, respectively.

MINERA FLORIDA HAS TURNED THE CORNER
Minera Florida had its strongest operational performance of the year in the fourth quarter. Quarter on quarter throughput increased, as did grades and mechanical availability. Transferring certain equipment from El Peñón and Jacobina had the duo benefit of reducing additional capital expenditures and improving productivity at Minera Florida.

MINERAL RESERVES AND RESOURCES REPLACED DEPLETION
We replaced mineral reserve depletion in 2019, ending the year with 7.86 million ounces of gold mineral reserves. Measured and indicated gold mineral resources increased in 2019 to 12.67 million ounces while gold inferred mineral resources surged 27 per cent to 12.08 million ounces.

SOCIAL LICENSE TO OPERATE INDEX INCREASES
We continue to work closely with our host communities to understand their priorities and ensure that our community programs align with those priorities. One way we measure how we are performing is through our Social License to Operate index. The index is a series of quarterly community perception surveys designed to give us a quantitative evaluation of our social license, a driver of environmental, social, and governance (ESG) performance. We began implementing this leading-edge tool in 2018 and I am pleased to report that the perception of our social license has increased significantly.

THE STAGE IS SET
We are on an evolutionary continuum that continues to make us better, stronger and able to deliver more value. Our free cash flow has grown to a point where we can continue reducing debt while supporting a substantially higher dividend and advancing our organic growth initiatives. We have a strong portfolio of operating assets and projects in the Americas with excellent potential to increase mineral reserves and extend mine life. And, most importantly, our business is underpinned by outstanding people at every level of the organization who are committed to our culture of excellence. I would like to thank our employees for their dedication and commitment to safety and production, which in my30-plus years of mining, have always gone hand in hand.

And, lastly, I would like to thank all of our stakeholders. We will continue to work relentlessly to achieve excellence, share the benefits of mining, and maintain your trust and support.

Sincerely,

“Daniel Racine”

Daniel Racine
President and Chief Executive Officer
Yamana Gold Inc.

Message from the Executive Chairman

[photo]

In our 16-year history, Yamana has undergone several evolutions, always emerging stronger. 2019 marked the culmination of our latest evolution—and we are stronger than ever.

In 2019 we significantly improved our balance sheet and financial flexibility, reducing net debt by $889.1 million. Net free cash flow increased by 63% to $358.4 million, underpinning an equally dramatic improvement in our cash position, which climbed 61% to $158.8 million at year-end. We raised our annual dividend by 150% to 5 cents per share. Our production exceeded guidance, our projects progressed, our mineral reserves grew and our health, safety, environmental, and community (HSEC) performance continued to meet the high standards that we set for ourselves and that our community partners expect and deserve.

We are well positioned to further advance our organic growth projects and exploration pipeline while continuing to increase shareholder returns. We are equally well positioned to benefit fully from the resurgence in the price of gold, which surpassed $1,500 per ounce last year. Indeed, we are already benefiting, as higher metal prices coupled with our improved fundamentals to drive our share price up by 67% last year on the New York Stock Exchange, among the highest in our peer group. And yet, despite the increase, Yamana continues to demonstrate considerable upside especially if we measure ourselves against a peer multiple to cash flow generation. Yamana is on the cusp of a new growth phase that is expected to carry us into the next several decades.

Monetizing inactive assets, such as our royalty portfolio, provides an alternative source of capital that allows us to invest in our portfolio while maximizing free cash flow and returning cash to shareholders.

ADVANCING OUR MULTI-YEAR STRATEGY
We have been focused on improving our portfolio, mine plans, management, board, governance, efficiency and production. This encompassed numerous changes, including the rightsizing of El Peñón (which enjoyed its strongest year since we implemented the rightsizingin late 2016), the reset at Jacobina (which posted record production for the second straight year), the development of Cerro Moro (our newest mine), the streamlining of our portfolio (with the sale of Mercedes and Gualcamayo along with the spin-off of Brio Gold), the refresh of our board and enhancements to our management structure, including centralizing senior leadership at our head office and appointing a new generation of general managers at our mines. These changes helped us achieve many of our objectives, making us more lean, nimble, efficient and diverse, while streamlining and strengthening our portfolio.

In 2019 we sold Chapada for an initial $800 million cash payment plus a number of contingency payments, one of which we later monetized, bringing total consideration to $865.5 million so far. We used every penny of that initial $800 million cash payment to immediately pay down debt.

Chapada was Yamana’s first major mine and significant cash flow contributor, entering production shortly after we went public in 2003. Despite long odds, we developed Chapada on budget and ahead of schedule and over time turned it into a world-quality asset, unlocking significant value and building close ties with communities we supported and the people we hired, trained and watched flourish. Selling an asset is never easy but there comes a time when you can obtain better value from a sale.

In the wake of the sale, we took a critical lens to our corporate overhead to align our cost structure to our remaining assets. This resulted in a $15 million reduction in annual general and administrative (G&A) expenses and a further streamlining of our organizational structure. Our annual G&A costs are now down 20% from the start of 2018.

In 2019 we made significant progress towards the development of Agua Rica, our large copper, gold, silver and molybdenum project located in the Catamarca province of Argentina. Last March we announced an integration agreement with our partners in the project, Glencore and Newmont, to develop and operate the project using the existing infrastructure of the Alumbrera mine. The agreement significantly de-risks the project and reduces its complexity and environmental footprint.

To be successful in mining, companies must take a long-term strategic perspective. At Yamana, our planning and development activities are measured in years and our exploration program in decades. Mining companies must also constantly evolve and adapt. That is because change is the one constant in our business, be it in commodity prices, laws and regulations, or community expectations.

STICKING TO OUR KNITTING
We are focusing on the compelling growth opportunities at our existing operations, advancing our project pipeline, continuing to invest in exploration, and continuing to maximize free cash flow and shareholder returns. The higher gold price further improves our ability to generate free cash—and it is all upside for our shareholders.

Last year we announced two dividend increases. We also—in a rare step for our industry—established a reserve fund to maintain sustainability of our dividend for at least three years. In addition, we adopted a policy of treating dividends on a per gold equivalent ounce (GEO) basis with a target range of $50 to $100 per GEO. We are already at $50 per GEO and will regularly evaluate whether we can sustain additional increases.

We will continue to leverage our deep expertise and experience in geological modelling, asset interpretation, and mine planning and development to improve our portfolio. Jacobina produced a record 159,000 ounces last year while increasing mineral reserves by 19%, but the best is still to come with the two-phase expansion over the next three years. El Peñón developed a new structural interpretation of faulting in the mine’s Deep Orito vein that is helping to define new high grade mineralization with the potential to increase mine life. The discovery of the East Gouldie zone at Canadian Malartic announced last September was a significant milestone. Drilling results indicate that the East Gouldie, East Malartic and Sladen zones are converging at depth, suggesting the prospect of a large underground bulk tonnage opportunity that has the potential to extend mine life at higher grades.

Our generative exploration program is well underway and we are confident that at least one future Yamana mine will emerge from the program with a gold inventory large enough to support a mine with 150,000 ounces of annual production for at least eight years.

HIGH ESG STANDARDS INTEGRAL TO RUNNING A PROFITABLE BUSINESS
We have always taken our environmental, social and governance (ESG) responsibilities and obligations with the utmost seriousness. We believe that high ESG standards go hand in hand with running a profitable business and attracting investment. Indeed, many of the world’s largest institutional investors are paying much closer attention to ESG performance than ever before. We welcome this attention, and believe our high standards and strong HSEC performance are competitive advantages for Yamana.

I am pleased to report that our total recordable injury frequency rate fell to 0.57 in 2019, a 5% decrease from 2018 and a 24% decline over the past three years. We also continued to advance our climate change strategy last year, implementing action plans to mitigate potential impacts identified by risk assessments conducted in 2018. In response to investor interest, we have added an overview of our approach to ESG, which begins on the next page. You can also find more information in the governance section on page 30 and in our latest material issues report on our website (www.yamana.com).

STRONGER THAN EVER
I would like to close by thanking my fellow board members. Your support, wisdom and guidance were invaluable in what was another exciting and eventful year for Yamana. I would also like to express my gratitude and appreciation to Yamana’s employees across the Americas for their hard work, diligence and dedication. You are the lifeblood of this company and your commitment to excellence every day is what truly drives our success. Finally, I would like to acknowledge all of our stakeholders for their continued support and trust in Yamana.

Sincerely,

“Peter Marrone”

Peter Marrone
Executive Chairman
Yamana Gold Inc.

An overview of ESG at Yamana

At Yamana, we believe that high ESG standards go hand in hand with running a profitable business and attracting investment. These are some highlights of our approach to ESG: how it’s integrated into our governance structure, our strategy and our management of risk, and the metrics we use to track our progress and drive our success. You’ll find more information on page 30 of this circular, and in our latest annual material issues report available on our website.

Governance
Governance of ESG is built into our overall governance structure, policies and practices. You can read about our high standards of governance and stewardship starting on page 26.

Board of directors
The board is responsible for overseeing strategy, governance and risk, such as the risks and opportunities associated with ESG factors, including climate change.

The sustainability committee oversees the management of health, safety, environment and community relations (HSEC), tailings and human rights matters, policy review, compliance issues, incidents and risks.

Corporate
The Senior Vice President of Health, Safety and Sustainable Development has responsibility for ESG at Yamana and oversees the corporate HSEC team. He reports directly to the CEO.

Corporate and regional HSEC directors liaise with the mine sites, implement policy and strategy, and provide ongoing reports as required on key environmental performance indicators to senior executives and the board.

The Director of Tailings Management has an indirect reporting line to the Executive Chairman on behalf of the board, and a direct reporting line to the Senior Vice President of Health, Safety and Sustainable Development.

Mine sites
Each site has an HSEC team that reports periodically to the site’s general manager, regional HSEC directors and the corporate HSEC team.

Strategy and risk management
Protecting the environment and maintaining a social license with the communities where we operate is key to our success. Our vision of 'One Team, One Goal: Zero' for health and safety, environment and community (HSEC) across all our sites shapes our ESG strategy company-wide.

We identify and manage ESG risks as part of our overall enterprise risk management (ERM) process, and the ERM framework formally integrates risk management into our strategic planning process and business planning (see page 32).

We use an integrated HSEC management framework to align sites with industry best practices and Yamana's corporate strategy. The sites use the framework to guide site-specific strategies and annual HSEC improvement plans.

We focus on material issues, which we identify through ongoing engagement with stakeholders, and are publicly reported on an annual basis in our material issues report (our 12th year of reporting). Additionally, all aspects of sustainability are addressed in our GRI index on our website.

Each site is measured monthly against a set of KPIs tailored to the unique risks they face. Results are shared with senior management, providing timely visibility into how we are managing our most pressing risks.

Material issues report You'll find our latest annual material issues report on our website (www.yamana.com).

Metrics
We have an HSEC performance index that drives improvement in key areas. The index includes leading and lagging measures, as well as site specific improvement initiatives, and is linked to both site and executive compensation.

2019 executive HSEC scorecard
The following HSEC targets accounted for 15% of the annual bonuses paid to our executives this year (see page 61).

Health and safety
•Total Recordable Injury Rate (TRIR) reductions (lagging)
•High potential incidents of low consequence (leading)

Environment
•Environmental incidents (lagging)
•Site by site tailings management is reviewed against global best practice (leading)

Community
•Community incidents (lagging)
•Social License to Operate (SLO) index strategy and action plans (leading)

HSEC
•HSEC improvement plans addressing climate change, biodiversity, water, community, and health and safety (leading)

[callout]
Aiming for zero in health and safety
Our 2019 Total Recordable Injury Frequency (TRIF) rate improved by 5% over 2018, and by 24% over three years.
[end callout]

Awards and recognition

For the tenth consecutive year, Yamana was included in Sustainalytics’ Jantzi Social Index. The index partners with Dow Jones Sustainability Index to include 50 Canadian companies that are screened against a broad set of ESG performance criteria.

In 2019, our operations or employees received awards in Argentina, Brazil and Chile for their commitments to local development, reduction of freshwater use and health and safety, respectively.

ESG highlights

Maintaining our social license to operate
Our unique SLO index helps us manage one of our top priorities. The SLO index gives us a quantitative evaluation of our social license, as well as feedback on our performance in areas like water management, local hiring, procurement and engagement quality. The rollout and implementation of the SLO index is included in the balanced scorecard for annual bonuses for executives (see page 61).

In 2019, we developed strategies and action plans based off of feedback provided by the 2018 SLO index at each site.

We have had a 19.5% increase in our SLO index since 2018.

Tailings management
Tailings management is one of the most material issues for the mining industry. Our tailings management framework is based on international best practice and applied to all tailings management activities at our operations.

Key performance indicators governing daily management of the tailings facility are tracked and reported from site level to the Director of Tailings Management through to senior management, the Board and the Executive Chairman. Third-party inspections are conducted twice a year and results are reported to senior management, the Executive Chairman and the board. You can read more about our tailings management process in our material issues report. A detailed facility by facility analysis for every Yamana tailings facility is available on our website.

In 2019, we increased our focus on continuously improving our tailings management by adding tailings management reviews against global best practices to the balanced scorecard for annual bonuses for executives (see page 61).

Three-fold approach to climate change
Responding to climate change is a priority for Yamana both in terms of minimizing our impact while strengthening our ability to adapt and prepare for changing or extreme weather events.

Our three-fold approach (see page 31):

1. Adaptation
•we monitor events that could affect our operations and modify our facilities
•we prepare and plan for changes to policies and regulations (carbon pricing, energy reduction, regulations around water use)
2. Mitigation

•each site has an energy reduction strategy and targets, and evaluates emerging carbon reduction technologies
3. Preparedness
•each operation has an emergency preparedness and response plan and training.

1. About the shareholder meeting

Voting....................................................................................................	8
Business of the meeting.......................................................................	10
About the nominated directors..............................................................	12
2019 Board committee reports.............................................................	21

VOTING

Who can vote

If you held our common shares as of March 13, 2020, you’re entitled to vote at our 2020 annual meeting. Each common share entitles the holder to one vote on each item of business.

We’ll prepare a list of all registered shareholders of record who are entitled to vote at the meeting, as required by the Canada Business Corporations Act. Our transfer agent, AST Trust Company (Canada) (AST), will have a copy at their office if you want to review it.

As of March 24, 2020, we had [951,629,186] common shares issued and outstanding. Management and the board of directors are not aware of any person or company that beneficially owns (directly or indirectly) or exercises control or direction over our common shares carrying more than 10% of the voting rights.

Registered shareholders
You are a registered shareholder if you have a share certificate in your name.

Non-registered shareholders
Most of our shareholders are non-registered (or beneficial) shareholders. This means that the shares are registered in the name of either:
•an intermediary like your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-directed RRSP, RRIF, RESP or similar plan (your nominee), or
•a clearing agency (like The Canadian Depository for Securities Limited) that acts on behalf of your nominee.

How to vote

Registered shareholders
Your package includes a proxy form and a consent form that allows us to send you additional mailings and documents electronically.

Voting by proxy
Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions below. However, voting by proxy is the easiest way to vote because you can appoint anyone to be your proxyholder to attend the meeting and vote your shares according to your instructions. This person does not need to be a shareholder.

The executive officers named in the proxy form (Yamana proxyholders) can act as your proxyholder and vote your shares according to your instructions.

If you appoint the Yamana proxyholders and don’t indicate your voting instructions, they will vote your shares:
•for the nominated directors
•for the appointment of the auditors
•for the ‘say on pay’ vote on our approach to executive compensation as described in this circular.

If you want to appoint someone else as your proxyholder, print that person’s name in the blank space provided in the proxy form (or complete another proxy form) and send the form to AST. Make sure this person is aware that you appointed them as your proxyholder and that they must attend the meeting to vote on your behalf and according to your instructions. The shares represented by your proxy will be voted or withheld from voting according to your instructions on any ballot that may be called for at the meeting. You must complete the additional step of registering the proxyholder by calling AST at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) by no later than 4:00 p.m. (Toronto time) on April 28, 2020. Failing to register your proxyholder online will result in the proxyholder not receiving a control number, which is required to vote at the meeting.

If you do not indicate your voting instructions or if other matters are properly brought before the meeting, your proxyholder can vote as he or she sees fit.

How to send us your proxy form

You can send your completed proxy form to AST by phone, fax, mail, email or on the internet. Follow the instructions on the proxy form included in your package.

AST must receive the completed form by 4 p.m. (Toronto time) on April 28, 2020. If the meeting is postponed or adjourned, AST must receive the form at least 48 hours (not including Saturdays, Sundays and holidays) before the meeting is reconvened. The Chairman of the meeting can accept or reject late proxies at his discretion.

Questions?
Call AST at 1.800.387.0825 or 416.682.3860.

Voting at the virtual meeting
Only registered shareholders and duly appointed proxyholders may attend and vote at the virtual meeting. Registered shareholders and duly appointed proxyholders who participate at the meeting online will be able to listen to the meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out in this information circular.

Even if you plan to attend the meeting, we recommend that you vote in advance, so that your vote will be counted if you later decide not to attend the meeting. Voting by proxy can be completed by way of telephone voting or via the internet, or by returning the proxy card included with this information circular, as discussed elsewhere in this information circular. If you wish to attend and vote at the meeting, please log-on to the virtual meeting in advance to ensure that your vote will be counted.

Eligible registered shareholders may log in at https://web.lumiagm.com/187278145, click on “I have a Control Number” and enter the control number found on the proxy accompanying this circular. The generic password to be entered is “yamana2020” (case sensitive). During the meeting, you must ensure you are connected to the internet at all times in order to vote when the chair commences polling on the resolutions being put to the meeting. Therefore, it is your responsibility to ensure connectivity for the duration of the meeting.

Non-registered shareholders
Your package includes either a proxy or voting instruction form, the consent form and a copy of our 2019 annual report if you requested a copy.
Voting by proxy
We’re required by law to send meeting materials to intermediaries and clearing agencies to distribute them to our non-registered (beneficial) shareholders. Intermediaries often use service companies (like Broadridge Financial Solutions, Inc.) to send the materials.

We send meeting materials to brokers, intermediaries, custodians, nominees and fiduciaries and request the materials be sent to beneficial shareholders promptly. We will pay for the distribution of the meeting materials by clearing agencies and intermediaries to objecting beneficial shareholders.

If you’re a non-registered shareholder and have not waived the right to receive these materials, your intermediary must send you the notice of the meeting, the circular, a consent form to receive supplemental mailings, a copy of our 2019 annual report if you requested a copy and documents by electronic delivery, and either a voting instruction form (not signed by your intermediary) or a proxy form (signed by your intermediary):
•voting instruction form (not signed by your intermediary) – a one page, pre-printed form or a regular printed proxy form with a page of instructions that includes a removable label with a bar code and other information. Complete the form, sign it and follow the instructions for affixing the label to the form before sending it to your intermediary or service provider. You must properly affix the label to the form for it to be valid.
•proxy form (signed by your intermediary) – typically signed by a facsimile or stamped signature and is restricted to the number of shares you beneficially own. Complete the form and then follow the instructions for returning it. Do not sign the form because it has already been signed by your intermediary.

Be sure to send back your completed form as soon as possible so your intermediary (the registered shareholder) has enough time to carry out your voting instructions.

Voting at the virtual meeting
Virtual voting is not available to our non-registered shareholders at this time, however, non-registered shareholders wishing to attend the live webcast of the meeting may do so by going to https://web.lumiagm.com/187278145 and registering as a guest.

If you are a non-registered shareholder and you wish to vote your shares during the meeting by online ballot through the live webcast platform, you should take these steps:

Step 1: Insert your name in the space provided on the voting instruction form provided by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint you as proxyholder. Do not otherwise complete the form, as you will be voting at the meeting.

Step 2: Register yourself as a proxyholder with AST by calling 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside North America) by no later than 4 p.m. (Toronto time) on April 28, 2020, or two business days before reconvening any adjourned or postponed meeting. Failure to register yourself as proxyholder with AST will result in you not receiving a control number to participate in the meeting and you would only be able to attend the meeting as a guest.

Changing your vote

[callout]
You can provide new voting instructions if you change your mind about how you want to vote your shares
[end callout]

Registered shareholders
Revoke your proxy by sending a notice in writing by you or your authorized attorney (or by a duly authorized officer or attorney if the registered shareholder is a corporation) to our head office:
Yamana Gold Inc.
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3
Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary

You can send the notice up to 4 p.m. (Toronto time) on April 28, 2020 or in any other manner permitted by law.
If you have followed the process for attending and voting at the meeting online, voting at the meeting online will revoke your previous proxy.

Non-registered shareholders
Follow the instructions provided by your intermediary to revoke your proxy.

BUSINESS OF THE MEETING

1. Receive the financial statements (available at www.yamana.com)
You’ll receive management’s report to shareholders, our audited consolidated financial statements and the auditors’ report for the year ended December 31, 2019.

2. Elect the directors (see page 12)

You’ll vote on electing eight directors to the board for a term of one year. All of the nominated directors are currently on our board and have expressed their willingness to serve another term.

You can vote for or withhold your vote for the following individuals:
			Management recommends you vote for each nominated director
1. John Begeman 2. Christiane Bergevin 3. Alexander Davidson 4. Richard Graff	5. Kimberly Keating 6. Peter Marrone 7. Jane Sadowsky 8. Dino Titaro
3. Appoint the auditors (see also our annual information form at www.yamana.com)

You’ll vote on appointing Deloitte LLP, Chartered Professional Accountants (Deloitte) as our external auditors until the end of the next annual meeting.

The table below shows the fees paid to Deloitte in 2019 and 2018. You can read about auditor independence in the audit committee report on page 22.
			Management recommends you vote for the appointment of Deloitte as our auditors
Cdn$, year ended December 31	2019	2018
Audit fees for the audit of our annual consolidated financial statements and certain statutory audits outside of Canada	$3,141,000	$3,312,000
Audit-related fees for services related to translations, quarterly review engagement, bond offering	$672,000	$792,000
Tax fees for professional services for tax compliance, tax advice and tax planning	$300,000	$319,000
All other fees for assurance on conflict free gold report and assurance on ESTMA report	$182,000	$208,000
Total fees	$4,295,000	$4,631,000

4. Have a ‘say on pay’ (see page 44)
We hold a shareholder advisory vote on executive compensation because we believe it’s important to receive shareholder feedback on this issue. You’ll find a complete discussion of our executive compensation program and the board’s decisions on executive pay for 2019 starting on page 57.

At last year’s meeting, 54.49% of the votes were cast in favour of our approach to executive pay. The message from the chair of the compensation committee beginning on page 45 discusses how the committee and the board responded to this result, the feedback it received from its engagement with approximately 40% of our shareholder base, and the changes to the executive compensation program in 2019.

Results of an advisory vote are non-binding on the board, however if a majority of the shares are not voted for our approach to executive compensation, the board will meet with shareholders to discuss their concerns.
			Management recommends you vote for our approach to executive compensation as described in this circular
5. Other business We’re not aware of any other business that may be properly brought before the meeting.

ABOUT THE NOMINATED DIRECTORS

Size of the board

According to our articles, our board must have three to 15 directors. You will be voting on electing eight directors to our board on April 30, 2020. The board of directors, however, have initiated a plan for board renewal and refreshment and will consider reducing the size of the board in the ensuing year.

Diversity and board renewal

We consider diversity of, among other things, background, skills, age, culture, geography, experience and gender when reviewing potential director candidates, and the eight directors nominated this year represent a strong and diverse mix of experience in finance, mining, engineering, sustainability, risk management, metallurgy, mergers and acquisitions and international business – key skills for overseeing our affairs and guiding our strategic growth. When considering candidates for the renewed board going forward, we will balance collaboration and efficiency with diverse expertise, perspectives and skills.

Thirty-eight percent of this year’s director nominees are women (see page 33 for more about board diversity). We have a retirement policy that requires directors to tender their resignation when they turn 75. You can read more about our retirement policy on page 39.

Elected directors will hold office until the end of our next annual meeting, unless they step down for any reason under the terms of our by-laws. Management does not believe that any of them will not be able to serve, but if this happens, your proxyholder can vote for another person using their best judgment.

You can read about the nominated directors beginning on page 13, including information they’ve provided about the Yamana common shares and deferred share units (DSUs) they beneficially own, directly or indirectly, or exercise control or direction over. Holdings are as at March 2, 2020 and the market values are based on Cdn$5.30 per share (the closing price of Yamana shares on the TSX on March 2, 2020), converted using the exchange rate of Cdn$1.00 = US$0.7487 on that date). See page 41 for more information about director share ownership.

An independent and diverse board

We believe it is critical to assemble a strong and effective board that has a diverse mix of skills and gender diversity. We have a formal goal that at least 40% of our directors should be female and currently 38% of the director nominees are female.

Majority voting
Any director who doesn’t receive at least a majority of for votes (50% plus one) must tender his or her resignation to the board within five days of the vote.

The corporate governance and nominating committee will review the vote and the board will accept the resignation unless there are exceptional circumstances. The board will make its decision within 90 days of the relevant shareholders meeting and then promptly issue a press release with the results and the reasons for the decision. The resignation will take effect when accepted by the board. The director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can appoint a new director to fill the vacancy, as allowed by law.

This policy only applies when director elections are uncontested.

Serving together on other boards
There are no board interlocks as at the date of this circular.

None of the nominated directors or our executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business, other than the election of directors. No informed person or nominated director, or their associates or affiliates, has a direct or indirect material interest in any transaction since the beginning of Yamana’s most recently completed financial year, or in any proposed transaction that has had or would have a material effect on Yamana or any of our subsidiaries.

John Begeman
Age: 65
South Dakota, United States
Company director
Director since May 2007 / Independent

Areas of expertise
•Mining operations
•Other extractive industries
•Risk management
•Sustainability
•Finance/Accounting
•Capital markets
•International business
•Project management/Technical Services
John Begeman is a Professional Mining Engineer with over 40 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive and project development management, provide valuable industry insight and perspective to both the board and management. He currently sits on the board of directors of African Gold Group Inc. and Premier Gold Mines Limited. He has been the Executive Chairman of the board of Premier Gold Mines Limited since 2015.

Mr. Begeman previously served as a director of Aberdeen International Inc., the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company's mining operations group throughout the Western United States. His experience in executive leadership in international mining operations, permitting and community involvement assists the board and management with its ongoing business endeavours. His past environmental and social license analysis along with project risk assessment also form a broad base the board and management can draw on.

	Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-ICD Directors Education program, and is a member of the Institute of Corporate Directors and the National Association of Corporate Directors.
2019 meeting attendance		%	2019 compensation
Board of directors	14/14	100	Total compensation			$235,250
Audit committee	4/4	100	Amount received as DSUs			$87,500
Sustainability committee (chair)	2/2	100	DSUs of total compensation			37%
2019 director voting results
% voted for	91.79%
	Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	10,431		211,866	222,297	$882,099	$984,650
Share ownership guidelines	Currently holds 5.6x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
African Gold Group, Inc. (since April 2017)			Audit (Chair), Compensation
Premier Gold Mines Limited (since May 2006)			Audit (Chair), Compensation
Aberdeen International Inc. (January 2015 to March 2017)			Audit, Compensation

Christiane Bergevin
Age: 57
Quebec, Canada
Company director
Director since September 2014 / Independent

Areas of expertise
•Other extractive industries
•Risk management
•Sustainability
•Finance/Accounting
•Capital markets
•International business
•Governance
•Project management/Technical services
	Christiane Bergevin is the President of Bergevin Capital, advising infrastructure and energy sector clients. She brings more than 30 years of experience in strategy, project and risk structuring, and financing of resource, transport and infrastructure projects on all continents in addition to experience in the financial sector. She is highly skilled in sustainability and community engagement aspects from an operational and governance standpoint, and served on the health, safety and corporate social responsibility committee of the board of a major oil and gas producer. As Executive Vice-President, Desjardins Group (Canadian financial cooperative institution) between 2009 and 2015, she led mergers and acquisitions, strategic partnerships and business development. She was also a member of Desjardins Group's finance and risk management committee. For the 19 years prior to that, Ms. Bergevin held executive positions with SNC-Lavalin Group, a global engineering and construction firm, including managing executive and subsequently President of SNC-Lavalin Capital Inc., its project finance advisory arm. She was involved in several transport and mining developments, and also served as Senior Vice-President and General Manager, Corporate Projects. Ms. Bergevin is a Director of RATP Dev, an international public transport operator and a member of the board of AGF Group, a reinforcing steel supplier. She is a former Chair and serves as Governor of the Canadian Chamber of Commerce. Ms. Bergevin holds a Bachelor of Commerce (with Distinction) from McGill University and graduated from the Wharton School's Business Advanced Management Program. In 2013, she was awarded the ICD.D designation by the Institute of Corporate Directors.
2019 meeting attendance		%	2019 compensation
Board of directors	13/14	93	Total compensation			$216,750
Corporate governance and nominating committee	3/3	100	Amount received as DSUs			$175,000
Compensation committee	3/3	100	DSUs of total compensation			81%
Sustainability committee (chair)	1/1	100
2019 director voting results
% voted for	98.93%
	Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	—		328,284	328,284	$1,302,667	$935,345
Share ownership guidelines	Currently holds 7.4x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
Talisman Energy Inc. (April 2009 to May 2015)		Governance & nominating, Health, safety, environment & corporate responsibility

Alexander Davidson
Age: 68
Ontario, Canada
Company director
Director since August 2009 /
Independent

Areas of expertise
•Mineral exploration
•Mining operations
•Risk management
•Sustainability
•Capital markers
•International business
•Project management/Technical services
Alexander Davidson was Barrick Gold Corporation’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company's expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors & Developers Association of Canada in recognition of his team's discovery of the Lagunas Norte Project in the Alto Chicama District, Peru. In February 2019, Mr. Davidson was awarded the Charles F. Rand Gold Medal by the American Institute of Mining Engineers in recognition of his key role in numerous acquisitions and discoveries and his leadership in developing Barrick’s unparalleled exploration programs, both of which have resulted in remarkable achievements that distinguish his remarkable career and legacy at Barrick. Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the board and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit, and compensation committees.
2019 meeting attendance		%	2019 compensation
Board of directors	14/14	100	Total compensation			$224,500
Compensation committee	3/3	100	Amount received as DSUs			$87,500
Sustainability committee	2/2	100	DSUs of total compensation			39%
2019 director voting results
% voted for	53.89%
	Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	18,200		242,771	260,971	$1,035,562	$1,151,980
Share ownership guidelines	Currently holds 6.6x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
Americas Silver Corporation (since December 2014)				Chair
NuLegacy Gold Corporation (since September 2014)				Audit
Orca Gold Inc. (since January 2013)				Technical, Compensation
Capital Drilling Ltd. (since May 2010)				Audit, Safety, health and environment
Perseus Mining Ltd. (April 2016 to February 2018)				–
MBAC Fertilizer Corp. (January 2010 to June 2015)				Compensation, Safety, health and environment

Mr. Davidson serves on four other public company boards, these include small-cap companies with fewer regular board responsibilities. Mr. Davidson has committed to decrease his total number of boards to three by the end of the year.

Richard Graff (Lead Director)
Age: 73
Colorado, United States
Company director
Director since October 2007 / Independent

Areas of expertise
•Mining operations
•Other extractive industries
•Risk management
•Finance/Accounting
•International business
•Governance

	Richard Graff has served on numerous public boards in the mining and oil and gas industries and has served as a board chairman, chairman of audit committees, governance and nominating committees, and special committees, as well as having compensation committee experience. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represents a consortium of international mining companies, and has met with and provided recommendations to the International Accounting Standards Board (IASB) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff continues to organize periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shares that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the U.S. Securities and Exchange Commission on financial reporting issues in the industry. Mr. Graff has been a speaker at industry conferences and directors’ education programs on the topics of financial reporting in the mining industry, audit committee trends, board succession, investor engagement and enterprise risk management. For the past two years, Mr. Graff has moderated the Canadian Public Accountability Board (CPAB) Mining Industry Forum in Toronto. He currently serves as the Lead Director and chairman of the audit committee and is a member of the compensation committee of Alacer Gold Corp. He also serves as chairman of the audit committee and is a member of the risk committee of DMC Global Inc. Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the board and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry. Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.
2019 meeting attendance		%	2019 compensation
Board of directors	14/14	100	Total compensation		$279,000
Audit committee (chair)	4/4	100	Amount received as DSUs		$87,500
Compensation committee	3/3	100	DSUs of total compensation		31%
2019 director voting results
% voted for	94.83%
Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	43,949	211,866	255,815	$1,015,102	$1,096,505
Share ownership guidelines	Currently holds 6.3x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
Alacer Gold Corp. (since June 2008)		Lead Director
		Audit (Chairman), Compensation
DMC Global Inc. (since June 2007)		Audit (Chairman), Risk

Kimberly Keating
Age: 47
Newfoundland, Canada
Company director
Director since February 2017 / Independent

Areas of expertise
•Other extractive industries
•Risk management
•Sustainability
•Capital markets
•International business
•Governance
•Project management/Technical services
	Kimberly Keating is a Professional Engineer with over 20 years’ experience in the global offshore energy sector. She is currently Chief Operating Officer of the Cahill Group – one of Canada’s largest multi-disciplinary construction companies. She joined the Cahill Group in 2013 as Director of Projects and oversaw the construction and delivery of one of the largest topside modules ever built for a major offshore oil and gas development. Prior to joining the Cahill Group, Ms. Keating held a variety of progressive leadership roles, from engineering design through to construction, commissioning, production operations and field development with Petro-Canada (now Suncor Energy Inc.). Throughout her career, Ms. Keating has made significant engineering and project management contributions to key projects in the Canadian, Norwegian and UK offshore oil and gas sectors, bringing a wealth of strategy, risk assessment, policy and technical expertise to the Yamana board. Ms. Keating has also held numerous volunteer leadership roles, including serving as the current Vice Chair of Memorial University’s Board of Regents where she also served as Chair of the Governance & Pensions Committees, and a board director with the Dr. H. Bliss Murphy Cancer Care Foundation, Opera on the Avalon and the Oil and Gas Development Council of Newfoundland and Labrador; a government appointment to assess the long-term vision for the province’s oil and gas industry. She holds a Bachelor of Civil (Structural) Engineering degree, a Master of Business Administration, is a registered member of the Professional Engineering & Geoscientists NL (PEGNL) and holds the Canadian Registered Safety Professional (CRSP) designation. In June 2016, she was named a Fellow of the Canadian Academy of Engineers, a national institution through which Canada’s most distinguished and experienced engineers provide strategic advice on matters of critical importance to Canada. In 2018, Ms. Keating received the Memorial University Faculty of Engineering Distinguished Alumni Award, the PEGNL Community Leadership Award, as well as the St. John’s Board of Trade Community Builder of the Year Award.
2019 meeting attendance		%	2019 compensation
Board of directors	14/14	100	Total compensation		$224,250
Compensation committee	6/6	100	Amount received as DSUs		$175,000
Sustainability committee	1/1	100	DSUs of total compensation		78%
2019 director voting results
% voted for	70.22%
Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	$—	181,494	181,494	$720,188	$495,755
Share ownership guidelines		Currently holds 4.1x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
Major Drilling International Inc. (since September 2019)		Audit, Health, safety and environment

Peter Marrone (Executive Chairman)
Age: 60
Ontario, Canada
Director since July 2003 / Not independent

Areas of expertise
•Mineral exploration
•Mining operations
•Risk management
•Finance/Accounting
•Capital markets
•Governance
•International business

Peter Marrone founded Yamana in July 2003 and has been instrumental in the company’s strategic development and operational growth. Mr. Marrone currently serves as Executive Chairman and previously served as Yamana’s Chief Executive Officer from July 2003 until August 2018.

Mr. Marrone has more than 30 years of mining, business and capital markets experience, bringing an important range of extensive and diverse financial, legal and business experience to the company. He has been on the boards of a number of public companies and advised companies with a strong South American and North American presence.

Prior to Yamana, Peter Marrone was the head of investment banking at a major Canadian investment bank and before that, practised law in Toronto with a strong focus on corporate law, securities law and international transactions.

2019 meeting attendance		%	2019 compensation
Board of directors	14/14	100	CEO/Executive Chairman total compensation		$6,692,815
			Amount received as RSUs/PSUs		$2,136,162
			RSUs/PSUs of total compensation		32%
2019 director voting results
% voted for	69.26%
Yamana shares		DSUs/ RSUs	Total	Total market value	Total book value
Share ownership	2,425,666	3,358,604	5,784,270	$22,952,620	$37,856,667
Share ownership guidelines	Currently holds 23.9x his annual base salary and exceeds his 3x requirement
Other public company boards and board committees during the last five years
Equinox Gold Corp. (since March 2020)
Leagold Mining Corporation (May 2018 to March 2020)
MBAC Fertilizer Corp. (December 2009 to July 2015)

Jane Sadowsky
Age:58
New York, United States
Company director
Director since September 2014 / Independent

Areas of expertise
•Other extractive industries
•Risk management
•Finance/Accounting
•Capital markets
•International business
•Governance

Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette.

In addition to a broad and diverse range of finance and deal-related expertise, Ms. Sadowsky has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. While at Evercore and Citigroup, she was responsible for strategy and resultant P&L, for managing people and for internal and external collaboration. She participated in or led global committees including: compensation, fairness and valuation, diversity, mentoring and recruiting. Ms. Sadowsky has provided expert testimony in numerous US jurisdictions and the World Court.

	Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services predominantly in the electricity power sector to public and private sector clients in the United States and abroad. Ms. Sadowsky presents and teaches at the National Association of Corporate Directors as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is a National Association of Corporate Directors (NACD) Board Leadership Fellow.
2019 meeting attendance		%	2019 compensation
Board of directors	14/14	100	Total compensation		$238,500
Audit committee	4/4	100	Amount received as DSUs		$175,000
Corporate governance and nominating committee (chair)	3/3	100	DSUs of total compensation		73%
2019 director voting results
% voted for	98.48%
Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	34,950	328,284	363,234	$1,441,352	$1,035,632
Share ownership guidelines	Currently holds 8.2x the annual board retainer and meets the 3x requirement.
Other public company boards and board committees during the last five years
Nexa Resources S.A. (since January 2018)			Audit
Petrofac Limited (November 2016 to May 2017)			Audit, Nomination and governance

Dino Titaro
Age: 68
Ontario, Canada
Company director
Director since August 2005 / Independent

Areas of expertise
•Mineral exploration
•Mining operations
•Risk management
•Sustainability
•Capital markets
•International business
•Governance
•Project management/Technical services
Dino Titaro has over 30 years of international experience having been involved in project management, feasibility studies, reserve estimation, due diligence studies, valuation studies, social and environmental permitting processes for mine construction and development and related risk management, as well as operational experience in the gold sector. He is the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer from January 2003 to January 2014 and a director from January 2003 to August 2014.

From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages.

	Mr. Titaro previously served as the President and is currently a director and member of the audit committee of Avidian Gold Corp. He is also a director of Galane Gold Corp, Chair of the governance and nominating committee, and member of the audit and compensation committee. Mr. Titaro has been a director and officer of several publicly traded companies in the mining, industrial and health care technology fields. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario.
2019 meeting attendance		%	2019 compensation
Board of directors	14/14	100	Total compensation		$238,067
Compensation committee (chair)	6/6	100	Amount received as DSUs		$87,500
Corporate governance and nominating committee	3/3	100	DSUs of total compensation		37%
Sustainability committee	2/2	100

2019 director voting results
% voted for	69.28%
Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	21,000	211,866	232,866	$924,038	$1,019,489
Share ownership guidelines	Currently holds 5.8x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
Avidian Gold Corp. (since December 2017)			Audit
Galane Gold Corp. (since June 2019)			Audit and compensation Governance and nominating (chair)

Director meeting attendance
The table below shows director attendance in 2019.

Director	Board		Audit committee		Compensation committee		Corporate governance and nominating committee		Sustainability committee
	Number	%	Number	%	Number	%	Number	%	Number	%
John Begeman	14/14	100	4/4	100	-	-	-	-	2/2	100
Christiane Bergevin [3,4]	13/14	93	-	-	3/3	100	3/3	100	1/1	100
Andrea Bertone	14/14	100	4/4	100	-	-	-	-	-	-
Alexander Davidson [3]	14/14	100	-	-	3/3	100	-	-	2/2	100
Robert Gallagher [1]	9/10	90	-	-	-	-	2/2	100	2/2	100
Richard Graff [3]	14/14	100	4/4	100	3/3	100	-	-	-	-
Kimberly Keating [4]	14/14	100	-	-	6/6	100	-	-	1/1	100
Nigel Lees [2]	10/10	100	-	-	4/4	100	-	-	-	-
Peter Marrone	14/14	100	-	-	-	-	-	-	-	-
Jane Sadowsky	14/14	100	4/4	100	-	-	3/3	100	-	-
Dino Titaro	14/14	100	-	-	6/6	100	3/3	100	2/2	100
Overall attendance		98%		100%		100%		100%		100%

Notes
1. Mr. Gallagher resigned from the board of directors effective July 5, 2019.
2. Mr. Lees resigned from the board of directors effective July 5, 2019.
3. The membership of the compensation committee was revised on May 2, 2019 to remove Mr. Davidson and add Ms. Bergevin and Mr. Graff.
4. The membership of the sustainability committee was revised on May 2, 2019 to remove Ms. Bergevin and add Ms. Keating.

The board has a policy of meeting in camera with the independent directors at the end of each board meeting. The independent directors met 14 times in 2019.

Other information about the nominated directors
Mr. Titaro:
•resigned as director of Royal Coal Corp. on May 9, 2012. On May 17, 2012, Royal Coal Corp. announced that the TSX Venture Exchange had suspended trading its securities because the Ontario Securities Commission had imposed a cease trade order for failure to file financial statements. The cease trade order was still in effect when this circular was printed.
•is a former director of Carpathian Gold Inc. (Carpathian). On April 16, 2014, the Ontario Securities Commission issued a management cease trade order against the Interim Chief Executive Officer and the Chief Financial Officer of Carpathian because it hadn’t filed audited annual financial statements and related management’s discussion and analysis and certifications for the period ended December 31, 2013. The management cease trade order was lifted on June 19, 2014 after Carpathian filed the required continuous disclosure documents. Mr. Titaro was a director during the period of the management cease trade order, but did not stand for re-election and was no longer a director on August 12, 2014.

2019 BOARD COMMITTEE REPORTS

Audit committee
Richard Graff (chair), John Begeman, Andrea Bertone and Jane Sadowsky
100% independent, met four times in 2019
All members are financially literate. Richard Graff’s strong accounting background and experience qualify him to be the committee’s financial expert and meet the requirements under US securities laws.

Primary responsibilities
Assists the board in fulfilling its financial reporting and control responsibilities to shareholders and the investment community:
•oversees our accounting and financial reporting processes and the audit of our financial statements, including the integrity of our financial statements, our compliance with legal and regulatory requirements and the qualifications and independence of the external auditors
•monitors our financial reporting processes and internal control systems
•oversees the external auditors, confirms their objectivity and independence, and approves the annual audit plan
•meets regularly with management and the external auditors
•reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2019.

See page [•] for the fees paid to the external auditors in 2019 and 2018.
You can find more information about the audit committee in our 2019 annual information form under the heading Audit Committee, available on our website (www.yamana.com) and on SEDAR (www.sedar.com).

2019 highlights
•reviewed and approved the quarterly and annual financial results for recommendation to the board
•reviewed our procedures for complying with The Sarbanes-Oxley Act
•reviewed our insurance programs and any potential impact on financial reporting
•monitored risk activity including tax issues, uninsured risks, counterparty risk, treasury risk, information technology risk and other business risks
•reviewed carrying value of mineral properties
•evaluated the qualifications, performance and independence of the external auditors

Compensation committee
Dino Titaro (chair) (appointed October 22, 2019), Kimberly Keating, Richard Graff (appointed May 2, 2019), Christiane Bergevin (appointed May 2, 2019)
(Nigel Lees served as chair from January 1 to July 5, 2019 and Alexander Davidson was a member from January 1 to May 2, 2019)
100% independent, met six times in 2019

Primary responsibilities
Responsible for recommending strategy, policies and programs for compensating directors and senior management:
•oversees Yamana’s compensation program including the incentive and retirement plans
•reviews the CEO’s total compensation package including equity compensation, Yamana’s performance against its business goals and objectives, CEO salary levels in the mining and other relevant industries, and makes recommendations to the board
•considers the CEO’s compensation recommendations for the other named executives, our peer group and industry data and makes recommendations to the board
•prepares a report on executive compensation every year for developing the management information circular and reviews all executive compensation disclosure before it is publicly disclosed
•reviews and recommends director compensation
•reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2019.

2019 highlights
•consideration of the existing compensation program to ensure the framework continues to be in line with effective compensation practices
•reviewed trends in executive and director compensation and governance including policies of various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis
•set target compensation for the Executive Chairman, President and CEO and other named executives and recommended decisions for 2019 compensation to the board for approval
•reviewed the compensation discussion and analysis section of the management information circular

Corporate governance and nominating committee
Jane Sadowsky (chair), Christiane Bergevin, and Dino Titaro (Robert Gallagher was a member from January 1 to July 5, 2019) 100% independent, met four times in 2019
Primary responsibilities
Develops Yamana’s corporate governance policies and practices, assesses board and committee effectiveness, and leads the process for recruiting and appointing directors and ensuring their ongoing development:
•recommends corporate governance policies, practices and procedures
•reviews the code of conduct and other corporate governance policies, and ensures the effectiveness of management’s system for enforcing and monitoring compliance
•assesses shareholder proposals to be included in the management information circular and makes recommendations to the board
•assesses board and committee effectiveness and the contribution of individual directors
•ensures the board has an appropriate number of independent directors and that its size and composition are appropriate for effective decision-making
•recommends selection criteria for director searches and for those nominated for election each year
•leads director searches including retaining a search firm when necessary
•oversees the director orientation and continuing education programs
•reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2019.

2019 highlights
•conducted the 2018 director assessment and review
•reviewed current trends in corporate governance
•monitored policies distributed by various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis
•selected educational topics for the board
•reviewed the governance section of the management information circular
•considered CEO and director succession planning as a delegated authority from the board

Sustainability committee
John Begeman (chair), Alexander Davidson, Dino Titaro and Kimberly Keating
(Christiane Bergevin was a member from January 1 to May 2, 2019 and Robert Gallagher was a member from January 1 to July 5, 2019)
100% independent, met two times in 2019

Primary responsibilities
Assists the board in overseeing sustainability, environmental, health and safety, and tailings management matters:
•helps the board develop a corporate culture of environmental responsibility and awareness about the importance of health and safety
•identifies the principal risks and impacts related to health, safety and the environment, and ensures sufficient resources are allocated to address them
•oversees our corporate health, safety and environment policies and management systems to ensure compliance with applicable laws and best management practices
•counsels management in developing policies and standards as appropriate
•reviews management’s activities in maintaining appropriate internal and external operational, health, safety and environment audits and reviews the results
•conducted site visits, including tailings management areas
•reviews any compliance issues and incidents to determine, on behalf of the board, that we are taking all necessary action and have been duly diligent in carrying out our responsibilities and activities
•investigates or arranges an investigation of any unusual health, safety and environmental performance
•reviews monthly and annual sustainability, health, safety and environment reports
•reviews and approves annual disclosure relating to our sustainability, health, safety and environment policies and activities
•reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2019.

2019 highlights
•conducted monthly reviews and monitored reports by the safety, health, environment and community department
•conducted site visits
•reviewed the Material Issues Report, our annual sustainability report, which is available on our website
•reviewed the sustainability section of the management information circular

2. Governance

Our governance practices.................................................................................	24
About the board................................................................................................	25
Serving as a director.........................................................................................	34
Director compensation.....................................................................................	39

OUR GOVERNANCE PRACTICES

Our governance practices meet the Canadian and United States requirements that apply to us, and follow best practices in general. We monitor governance developments to ensure our practices continue to be current and appropriate, and support our high standards of governance and stewardship.

Our practices meet the following Canadian requirements:
•National Policy 58-201, Corporate Governance Guidelines – best practice guidelines for effective corporate governance, including the composition and independence of corporate boards, their functions, the effectiveness and education of directors and other items dealing with sound governance
•National Instrument 58-101, Disclosure of Corporate Governance Practices – governance disclosure rules
•National Instrument 52-110, Audit Committees – audit committee rules about independence and financial expertise of its members
•The corporate governance guidelines of the Toronto Stock Exchange
•The diversity disclosure requirements under the Canada Business Corporations Act.

Most of our practices also meet the corporate governance listing standards of the New York Stock Exchange (NYSE) even though we are not required to as a foreign private issuer. You can find details about how our practices differ from the NYSE standards on our website (www.yamana.com).

The board and management believe that good governance is essential to managing our business, protecting employees and shareholders and enhancing shareholder value.

Awards and achievements

Yamana was included in Sustainalytics’ Jantzi Social Index for the tenth consecutive year. The index partners with Dow Jones Sustainability Index to screen the 50 top performing Canadian companies from an ESG perspective.

In 2019, our operations or employees received awards in Argentina, Brazil and Chile for their commitments to local development, reduction of fresh water use and health and safety, respectively.

What we do
✓	Board independence. The majority of our board is independent. The board has a Lead Director to provide independent leadership to the independent directors. All four board committees are independent
✓	Majority voting. We have a majority voting policy for electing directors to the board
✓
Share ownership requirements. We require directors and executives to own Yamana equity to reinforce their commitment and to align with shareholders’ interests, and set minimum requirements for executive vice-presidents and senior vice-presidents

✓	Diversity policy. We have a formal diversity policy for the board and management that includes, among other categories, gender diversity
✓	Formal position descriptions. We have formal position descriptions for the Executive Chairman of the Board, Lead Director, each committee chair and the CEO and CFO roles
✓	Succession planning. We continually monitor our succession planning for senior executives, CEO and the board
✓	Qualified board. We have a skills matrix to assess board composition and prospective director candidates
✓	Retirement policy. We have a director retirement policy to ensure appropriate tenure and board refreshment We also have an employee retirement policy for succession planning
✓
Formal assessment. The board conducts a formal assessment of board and committee effectiveness and the contribution of individual directors. The board also assesses the performance of the Executive Chairman, CEO and other named executives

✓	Ethical conduct. Our code of conduct applies to directors, officers and employees and any party acting on our behalf or representing us (like contractors, agents and consultants)
✓	Shareholder engagement. We expanded our shareholder engagement program and are committed to ongoing engagement
✓	Accessible board. Shareholders, employees and others can contact the Executive Chairman, CEO, Lead Director and members of the board of directors
What we don’t do
x	No dual class shares. We do not have dual class shares or non-voting shares
x	No slate voting. Shareholders can vote for or withhold their vote for individual directors

ABOUT THE BOARD

We have a highly engaged board, committed to our long-term success. The board has a strong and diverse mix of skills in finance, mining, exploration, sustainability, metallurgy, mergers and acquisitions and international business, among other things. Our Executive Chairman is Peter Marrone, who founded Yamana in 2003 and previously served as CEO from 2003 to August 2018.

Independence
A majority of the board is independent according to the board’s independence criteria and our governance guidelines. Our seven independent director nominees have no links to Yamana, and we also have an independent Lead Director (you can read more about the Lead Director starting on page 29).

All four of the board’s standing committees consist entirely of independent directors. The board also reviews other board and committee memberships when assessing director independence for audit committee purposes. Six director nominees serve on the audit committees of other public companies. The board has reviewed these memberships, the directors’ financial expertise, attendance record and their other commitments and does not believe they impair their ability to effectively serve on our audit committee.

About independence
A director is independent if he or she is independent of management and free from conflicts of interest. This means that, in the view of the board, an independent director does not have a direct or indirect material relationship with Yamana or its subsidiaries that could reasonably be expected to interfere with his or her ability to exercise independent judgment.

Role of the board
The board is responsible for the stewardship of Yamana, supervising the management of our business and our affairs and acting in the best interests of the company and our shareholders.

The board’s main duties involve:
•strategic planning
•identifying the principal risks of our business and ensuring we implement appropriate systems to manage these risks
•succession planning, including appointing senior management and overseeing their training and development
•establishing a communications policy for communicating with investors and other interested parties
•overseeing the integrity of our internal controls and management information systems
•assessing the effectiveness of the board, its committees and the contribution of individual directors.

The board fulfills its mandate directly and through its four standing committees, which operate independently of management and report directly to the board (you can read more about the committees starting on page 22).

Role of the Executive Chairman
The Executive Chairman provides leadership to the board so it can carry out its responsibilities effectively and he chairs all board meetings in a manner that promotes meaningful discussion.

The Executive Chairman is responsible for the following duties, among others:
•taking responsibility for the board’s composition and overseeing the induction and development of directors
•ensuring the board works together as a cohesive team with open communication
•working with the corporate governance and nominating committee to ensure there is a process to evaluate the effectiveness of the board, board committees and individual directors at least once a year
•guiding management and acting as a liaison between the board and other members of management, to ensure a professional and constructive relationship and that both clearly understand the allocation of responsibilities and boundaries between the board and management
•driving management succession at senior levels and ensuring that the organization is developing succession-ready executives for all senior roles
•spearheading the strategic business and corporate development efforts relating to longer-term value creation and leading various corporate transactions relating to the implementation of the strategic plan
•representing Yamana and engagement with key governments and various other stakeholders.

Role of the Lead Director
The Lead Director provides leadership to the independent directors and ensures that the board’s responsibilities are well understood and respected by both the board and management. He also works closely with the Executive Chairman and CEO, providing advice and counsel as appropriate.

The Lead Director is also responsible for:
•ensuring that the board understands its obligations to Yamana and our shareholders
•supporting the corporate governance and nominating committee by developing criteria for potential director candidates and ensuring new directors receive adequate orientation and training
•reviewing any director conflict of interest issues as they arise
•ensuring the board has a process for assessing the performance of the Executive Chairman and the President and CEO and that there are appropriate succession, development and compensation plans for senior management
•ensuring that the independent directors meet regularly, chairing these meetings and reporting the results to the Executive Chairman and the President and CEO
•addressing any communication from shareholders or other stakeholders for the independent directors and determining the appropriate action.

Richard Graff was appointed Lead Director on September 30, 2017. Mr. Graff is currently the chair of the audit committee and is recognized as a leading expert in financial accounting and practices for mining companies. Mr. Graff has consistently demonstrated his knowledge of the mining industry and has made valuable contributions to the oversight of Yamana, serving on our board since 2007 (see his profile on page 16).

Strategic planning
The board is directly involved in our strategic planning process.

We hold an annual offsite meeting for the board and management to focus on our strategy and budget planning. The meeting runs from one to three days and typically covers six areas:
•assets
•risk (government, community relations, management succession, health and safety and any gaps in board skills)
•strategy (for the next three to five years)
•budgets (for the next one to three years)
•production (for the next one to five years)
•costs (for the next one to three years).

The Executive Chairman and the President and CEO get input from the board to discuss potential agenda items, but the primary focus is to ensure a balance between costs and production, margin preservation and the generation and protection of cash flow. We believe this approach is appropriate and prudent for creating value in the prevailing commodity price environment.

At the end of the session, the board approves our corporate strategy.

The board monitors our performance by:
•meeting at least quarterly to receive presentations by senior management on our results, the strategy and our progress in meeting our objectives for the year
•discussing our operations, corporate governance matters and other items as appropriate
•receiving monthly reports on our operations, health, safety, environment and community, construction activities and business development
•reviewing quarterly reports on exploration
•meeting after the annual meeting of shareholders and more often depending on our affairs, business opportunities or risks.

Occasionally outside advisors are invited to attend.

The Executive Chairman updates the Lead Director, the committee chairs and/or the board on any significant events between regularly scheduled meetings.

Our approach to environmental, social and governance issues

At Yamana, we believe that high ESG standards go hand in hand with running a profitable business and attracting investment, and integrate ESG into our overall governance structure, strategy and risk management and compensation. You can read more about our commitments, management systems and performance on our website, or in our material issues report, also on our website (www.yamana.com).

Governance
Governance of ESG is built into our overall governance structure, policies and practices, supported by the board of directors, and the corporate HSEC team, as well as an HSEC team and committee at each site.

Board of directors	Corporate	Site
The board oversees strategy, governance and risk, including risks and opportunities associated with ESG factors, including climate change.

The board’s sustainability committee oversees all aspects of health, safety and sustainability matters. It reviews policies, compliance issues and incidents, and ensures we have been diligent in carrying out our responsibilities and activities.

You can read more about the sustainability committee and its 2019 activities on page 25.

The HSEC team is led by the Senior Vice President of Health, Safety and Sustainable Development who has responsibility for ESG. This position reports directly to the CEO.

The HSEC team implements policy and strategy, and facilitates dialogue with external stakeholders. It also collaborates with our mine sites to co-develop standards and procedures and share best practices – any policy or strategy modifications are reviewed by our general managers, regional directors, the senior executive team and the board.

The HSEC team provides ongoing reports as required on key environmental indicators to senior executives and the board. The Director of Tailings Management has an indirect reporting line to the Executive Chairman on behalf of the board and a direct reporting line to the Senior Vice President of Health, Safety and Sustainable Development.
Each mine site has an HSEC team as well as a committee that is chaired by the site’s general manager. The HSEC team reports periodically to the site’s general manager, regional HSEC directors and the corporate HSEC team. Each committee meets at least monthly to discuss HSEC issues and solutions and other operational practices. The committees monitor the effectiveness and performance of their site’s sustainability programs and report any material issues to the general manager, who escalates matters as necessary.

Strategy and risk management
Protecting the environment and maintaining a social license with the communities where we operate is key to our success. Our vision of 'One Team, One Goal: Zero' reflects our belief that everyone at Yamana is responsible for our health and safety, environment and community (HSEC) performance.

We identify and manage ESG risks as part of our overall enterprise risk management (ERM) process, and the ERM framework formally integrates risk management into our strategic planning process and business planning (see page 32).

We use an integrated HSEC management framework to align sites with HSEC industry best practices, the legal environment in the jurisdictions where we operate and Yamana's corporate strategy.

The framework has five pillars (leadership, people, planning, systems and processes, and performance) and three functional elements (health and safety, environmental management, and social risk management). This is primarily a risk-based framework that highlights industry best practices and ensures that the approach to managing HSEC is consistent at every site, while still allowing each operation to develop site-specific strategies and improvement plans. The framework is based on three key principles – risk management, integration, and external reporting and assessment:

We identify and focus on material issues identified through ongoing engagement with stakeholders. The following are eight of the most material issues we regularly report on.

Business ethics and human rights	Health and safety	Community relations and social license	Water management	Tailings and waste management	Climate change	Biodiversity	Closure
Operating ethically is integral to how we do business, and our work with local stakeholders is guided by the UN’s Protect, Respect and Remedy Framework on Human Rights.	We focus on preventative or ‘leading’ performance measures, and are continuously working towards a health and safety culture of collective responsibility and accountability.	We proactively engage with stakeholders about issues that matter to them, collectively manage risks and impacts, and maximize community benefits.	We work towards reducing our consumption of fresh water and maximizing the reuse and recycling of mine water discharges to the environment.	Our best-practice tailings management and reporting, with external review, system allows the operations and corporate office to watch over each operation’s tailings-related risks.	Our operations balance improved energy use and reduce greenhouse gas emissions while also adapting to and mitigating the impacts related to climate change.	Our sites use baseline biodiversity and environmental studies to inform their reclamation activities and minimize their impact on the biodiversity of the area around their site.	We have a comprehensive mine closure plan for each operation and clear guidelines on accounting for closure costs.

How we’re managing climate change
We have a three-fold approach for managing climate change:
1. Adaptation – we monitor existing climate changes and extreme weather events that could affect our operations and modify our facilities as necessary. We regularly examine each operation to make sure that they are prepared to withstand more extreme weather events. We also prepare for changes to policies and regulations – like carbon pricing, energy reduction, and regulations around water use – that may be implemented as a response to climate change.
2. Mitigation – every operation has its own unique challenges and energy requirements, so each site is responsible for developing its own energy reduction strategy and setting their own targets. Energy efficiency programs focus on decreasing fossil fuel use and reducing our carbon footprint wherever possible, and local managers are continually evaluating emerging technologies to determine if they may be appropriate for their operations.
3. Preparedness – each operation has an emergency preparedness and response plan for extreme weather events and other foreseeable crises and emergencies. The plan, which is periodically updated and tested, ensures that if extreme events occur, site personnel and local communities are aware of their roles and responsibilities and are trained accordingly.

Metrics and compensation
We have an HSEC performance index that drives improvement in key areas. The index includes leading and lagging measures, as well as specific improvement initiatives, and is linked to both site and executive compensation.

We review the performance indicators annually and update them as necessary to make sure they reflect our changing HSEC priorities. The board and senior management receive monthly reports on key site-specific environmental indicators along with other HSEC criteria. In 2020, these reports will also include quantitative updates on sites' Social License to Operate.

2019 executive HSEC scorecard
To reinforce the importance of HSEC at Yamana, we include HSEC targets as part of our incentive program for the named executives. The following HSEC targets accounted for 15% of the STIP paid to our executives this year. Turn to page 63 to read about this year’s HSEC performance and the impact that had on executive compensation.

Health and safety
•Total Recordable Injury Rate (TRIR) reductions (lagging)
•High potential incidents of low consequence (leading)

Environment
•Environmental incidents (lagging)
•Site by site tailings management is reviewed against global best practice (leading)

Community
•Community incidents (lagging)
•SLO index strategy and action plans (leading)

HSEC
•HSEC improvement plans addressing climate change, biodiversity, water, community, and health and safety (leading)

Risk oversight
We support risk management at Yamana at three levels:

The board The board has overall responsibility for risk oversight and each board committee is responsible for overseeing risk in particular aspects of our business.
Board committees
Each of the board’s standing committees is responsible for overseeing risk in particular aspects of our business. The board also has an advisory committee that focuses on risk oversight (see below).
Management Our Vice President, Risk Management leads our risk management activities across Yamana and reports directly to the CFO.

In August 2016, the board approved the mandate for a new advisory, ad hoc committee that focuses on risk oversight and meets when necessary. The opportunities and risks committee assists the board in overseeing corporate opportunities and the risk management framework. Specific activities include assessing any corporate activities and opportunities brought to the company, reviewing and assessing our risk management framework and critical risk management policies and monitoring Yamana’s risk profile. The committee is chaired by the Executive Chairman and has four other members. It met three times in 2019.

Enterprise risk management (ERM)
We use our enterprise risk management framework to identify, assess and mitigate our risk. It provides current accurate information about our major risks, and uses a risk register that categorizes the risks to assess and predict their likelihood of occurring.

The ERM framework minimizes the downside risk while maximizing opportunity within our risk appetite and serves as an important tool to:
•apply appropriate resources to address the most important risks
•formally integrate risk management into our strategic planning process and business planning
•reduce operational volatility.

Many of our risks relate to our ability to acquire, finance, explore, develop and operate mining properties and they generally fall into five main categories of risk:

•Audit and financial
•Operational
•Sustainability, health and safety
•Regulatory, legal and political
•Governance

We discuss some of the key areas of risk below.

Audit and financial risk management
We emphasize financial risk management as part of our normal operations to manage and mitigate financial risk. Management continually monitors and evaluates our risk management activity, including our banking exposure, exposure to counterparties and current mark-to-market financial contracts.

Our objective is to manage certain risks against adverse price movements so revenues are more predictable. We may use hedging from time to time to protect cash flows, including when we undertake significant projects or have specific debt servicing requirements.

Sustainability, health and safety risk management
Adhering to sustainability and health and safety standards is a high priority. Protecting the health and safety of our workers and neighbouring communities is paramount, and we incent senior management to focus on:
•creating a culture where health and safety is paramount and never compromised
•ensuring strong results in safety, health and environment
•monitoring and reporting health and safety performance
•monitoring our compliance with legislative, regulatory and corporate standards for environmental, health and safety practices and issues
•monitoring compliance with the company’s human rights code, available on our website
•recognizing and rewarding responsible behaviour.

The board assesses the performance of the named executives and other members of the senior management team throughout the year during specific business reviews, committee meetings, site visits and regular updates on strategy development, safety, health and environmental results, business controls, and other areas that are critical to our general performance and sustainability.

Compensation governance risk
The compensation committee on behalf of the board regularly reviews potential risks, which could arise as a result of the executive compensation program. See page 52 for details about compensation risk management.

In addition to existing compensation governance practices and processes, policies which help to mitigate compensation-related risks include:
•Anti-hedging policy – Our anti-hedging policy strictly prohibits officers, directors and employees from engaging, either directly or indirectly, in the purchase of instruments that are designed to directly hedge or offset a decrease in the market value of Yamana’s common shares or other securities, including pre-paid variable forward contracts, equity swaps, collars, puts, calls or other derivative securities. We are not aware of any directors, officers or employees who have engaged in this kind of activity.
•Clawback policy – We do not have a policy at this time but continue to monitor regulatory changes. As a foreign private issuer, we will implement a clawback policy aligned with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, once final guidelines have been confirmed.

You can read more about risk at Yamana in the 2019 annual information form on our website (www.yamana.com) and on SEDAR (www.sedar.com).

Succession planning
We have short-term contingency plans and longer-term succession plans for our senior management team.

The board is responsible for:
•ensuring we have an orderly succession plan for the Executive Chairman and the President and CEO
•reviewing the succession plan for the senior management team that the Executive Chairman and the President and CEO manage
•ensuring the succession plan includes a process for responding to an emergency situation that requires an immediate replacement of the Executive Chairman, the President and CEO, or any other member of senior management, or a replacement of any combination of these roles.

To assist the board, the Executive Chairman and the President and CEO review succession planning for each named executive on an ongoing basis and share their views with the board from time to time. The Executive Chairman and the President and CEO consider our future business strategy, the core skills and experience required to carry out the strategy, gender balance and the abilities of each individual when identifying potential successors for advancement to more senior roles.

The board discusses the management succession plans, which identify potential short- and longer-term successors to the Executive Chairman, the President and CEO and potentially other executive management positions.

Diversity

Diversity policy
Our diversity policy establishes our commitment to the principles of diversity and the importance of diverse cultural, demographic and geographic backgrounds, age, skills and experience and gender diversity when considering potential director and senior leadership candidates, including executive officers, who have the core skills and qualities for serving on our board or executive management team. The board works with the corporate governance and nominating committee when assessing candidates and considers all of these characteristics, consistent with our diversity policy.

New in 2020: We updated our diversity policy early in 2020 to specifically include Indigenous peoples, persons with disabilities and members of visible minorities. We have gender targets for the board but have not currently set any other targets. We are currently discussing our approach to targets in the context of our recruitment practices for directors, and recruitment and hiring practices for management and employees.

Board diversity
A board that has a strong mix of financial, accounting and other skills, combined with business, industry and political experience, geographic and demographic representation, including gender balance, provides for more effective oversight and decision-making to support our future growth.

We look for particular skills and attributes in director candidates as well as key skills and experience.

Directors must have seven core qualities and skills:
•financial literacy
•integrity and accountability
•ability to engage in informed judgment
•governance
•strategic business development
•excellent communication skills
•ability to work effectively as a team.

Directors must also have strong business experience as a senior executive, as set out in the skills matrix on page 37. The corporate governance and nominating committee updates the skills matrix every year to assist with director searches to enhance the board’s profile and technical skills.

The committee considers candidates with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The committee works with the board to define specific criteria that would enhance the board’s profile and strong technical skills. It has worked with an external search firm to assemble a broad pool of qualified candidates and also receives recommendations on potential candidates from other directors. The committee then selects the strongest candidates to meet with the board.

Gender
We have adopted a formal goal of at least 40% gender diversity on the board. We’re making good progress toward achieving our board gender diversity target and anticipate being able to reach our goal over the next few years

The table below shows the change in the board’s gender diversity over the past three years. As at March 24, 2020, three of the eight board nominee directors are women (38.0%), compared to 20% five years ago.

	2019	2018	2017
Number of female directors	3	4	4
% of female directors	38%	36%	36%

The corporate governance and nominating committee reviews the diversity policy annually, monitors our diversity progress and the effectiveness of the diversity policy, and discusses the matter with the board on an ongoing basis.

Geography
The table below shows the change in the board’s geographic diversity over the past three years. Five of the eight nominated directors (63%) are Canadian and three of the nominated directors (37%) are from the US, compared to 70% and 30% three years ago.

	2019	2018	2017
Canada	63%	64%	64%
US	37%	36%	36%

Indigenous, disabled, visible minorities
We updated our diversity policy in 2020 to specifically include (in addition to women) indigenous peoples, persons with disabilities and members of visible minorities, which are the four designated groups under the Canadian federal Employment Equity Act. While we don’t have targets for directors, we ask the directors to identify in their annual questionnaire whether they self-identify with any of these categories. None of the 2020 nominated directors self-identify as indigenous, a person with a disability or a member of a visible minority.

In line with the updated diversity policy, the committee plans to consider these categories when recruiting new director candidates as part of our board renewal process.

Evolving our diversity program
Yamana is committed to diversity and inclusion on our board and at all levels throughout our organization, but we recognize there is room to improve.

In 2020 we broadened our diversity policy beyond gender diversity, to include indigenous peoples, persons with disabilities and members of visible minorities.

We are currently evaluating new initiatives aimed at increasing gender diversity at all levels of the company, including the senior executive level.

We introduced unconscious bias training for the Human Resources group in 2019, and plan to roll it out to the board, leaders and employees.

We are also in the process of developing diversity and inclusion goals and initiatives that we intend to implement across the organization. These are currently organized into three steps:
1. Create awareness
2. Build and maintain a diverse workforce
3. Cultivate and support an inclusive culture.

Leadership diversity
We are committed to the principles of diversity and the importance of gender diversity and diverse cultural, demographic and geographic backgrounds, age, skills and experience in building a strong leadership team.

We have not adopted a formal goal for gender diversity on our senior leadership team at this time, but we do track gender representation. In line with the updated diversity policy, we also plan to track representation by indigenous peoples, persons with disabilities and members of visible minorities at all levels across our organization.

Gender diversity
The table below shows the change in our leadership diversity over the past three years. In 2019, the senior leadership team includes 12 women (24%) at director level and above.

	2019	2018	2017
Senior vice presidents	1	1	1
Vice presidents	2	2	2
Directors	9	9	9
% of women in management	24%	20%	15%

In an effort to increase diversity in senior leadership roles, our human resources group ensures that all job postings are gender neutral. We ask our internal recruitment specialists and all third-party recruitment advisors to present a diverse list of candidates that includes factors like gender.

Local initiatives
We strive to promote diversity and inclusion at our mines. Local initiatives are tailored for each site in line with local legislation.
•In Chile, we are required to reserve 1% of the positions for people with disabilities. We also try to hire locally as much as possible. We participate with the Industrial Association of Antofagasta in Chile in programs that support the inclusion of women and people with disabilities. Other committee work includes collaborations with the Ministry of Women, Ministry of Mining, and Ministry of Labour. We are also part of the apprentices program, supported by SENCE (National Service of Training and Employment) in which we now have female representation.
•In Argentina, 68% of our workforce is sourced locally and we have had some success with attracting female employees.
•At our Minera Florida mine, we have been successful at recruiting women in positions that were typically held by men, such as: Environment Engineer, Management Assistant, Staff Analyst, Treasurer, Environment Coordinator, Quality Control Technician, Quality Analyst, Chemical Analyst, Resource Geologist, Dispatcher, Accounting Analyst and Operational Excellence Engineer.
•At our El Peñón mine, we have recently hired a female Geo-mechanic Assistant, Mine Shift Assistant, Mine Shift Chief, Operator Dumper, Surveyor Engineer, Operator Jumbo, Mechanic and Exploration Geologist.
•At our Jacobina mine, we have a Women's Sustainable Diversity Program that monitors the number of women employed at the site and career opportunities, with the objective to increase the number of women in all areas. This initiative included presentations on diversity and inclusion statistics and awareness in 2019. There is a focus on enhancing recruitment strategies to ensure job vacancies are posted in gender-neutral language, with basic job requirements and advertised through a variety of media to encourage applications from a wider variety of candidates.

Leadership development
Our leadership development program is competency-based to drive improvement in leadership effectiveness. The program is designed to produce measurable and sustainable results on eight core leadership characteristics:

1. Act with honour and integrity
2. Build a high performance culture
3. Inspire, communicate, and engage
4. Create alignment and accountability
5. Focus on actions and outcomes
6. Drive profit and efficiencies
7. Build strategic partnerships and relationships
8. Exhibit superior technical and functional skills

Fair compensation
Human resources conducts an annual compensation review that is focused on scope of job, experience of the candidate, and skills. We specifically review salary comparison of employees in similar job levels/roles. This analysis is conducted in our corporate office to ensure consistency, rigour, and a process free of local bias.

Shareholder engagement

Our approach to engagement
We proactively engage with shareholders about our executive compensation and governance practices. Our Executive Chairman, President and CEO, Chair of the Compensation Committee, Senior Vice President of Human Resources, Senior Vice President, General Counsel and / or Senior Vice President of Health, Safety and Sustainable Development typically attend these meetings. Topics included our approach to governance practices, our approach to executive compensation and shareholder concerns.

As part of our annual shareholder engagement program, we reached out to over 40% of the shareholder base in Canada, the United States and Europe. We added the TSR multiplier this year to our executive compensation program as a result of feedback from shareholders, which you can read about on pages 45 and 49.

In addition, we have chosen to hold this Meeting as a virtual annual meeting in the face of the coronavirus (COVID-19) pandemic in order to encourage and promote attendance at the Meeting during these uncertain times, through an online portal which allows shareholders to communicate fully and ask questions of the Board and management and vote their shares through the live webcast platform.

Investor relations
We also have a robust investor relations program. Our Executive Chairman, President and CEO, CFO and other senior executives regularly meet current and prospective investors in one-on-one meetings, group meetings, investor conferences and site tours. The meetings generally include an investor presentation with updates on our strategic progress, operational and financial updates, and progress toward achieving our goals for the year.

Communicating directly with the board
Shareholders, employees and others can communicate directly with the board by writing to the board chair or the Lead Director c/o the Senior Vice President, General Counsel and Corporate Secretary:

Yamana Gold Inc.
200 Bay Street
Royal Bank Plaza, North Tower
Suite 2200
Toronto, Ontario M5J 2J3

Or email investor@yamana.com.

SERVING AS A DIRECTOR

Ethical conduct
We expect directors to use sound judgment, avoid conflicts of interest and to always act in our best interests.

Directors must disclose to the Executive Chairman any conflict of interest he or she may have and recuse themselves from any board deliberations on the matter.

We adopted a Code of Conduct (code) that applies to all directors, officers, employees and any third party acting on our behalf or representing Yamana such as contractors, agents and consultants.

The code signifies Yamana’s commitment to conducting business in accordance with the letter and spirit of the law and high standards of ethical business conduct. It governs all aspects of Yamana’s business, including governing fair competition, conflicts of interest, anti-corruption practices, and community and political involvement. The corporate governance and nominating committee reviews the code and other governance policies, updates them as necessary to reflect developments in law, regulation and professional ethics, and Yamana's commitments to communities.

The committee monitors compliance with the code by ensuring that all directors, officers, employees and contractors in all jurisdictions where we operate receive and familiarize themselves with the code and acknowledge their support and understanding of it. In addition, the company has adopted a Human Rights Code that reflects Yamana’s commitment to acting in accordance with Voluntary Principles on Security and Human Rights and requires the same adherence from its service providers. A copy of our Human Rights Code is available on our website.

All employees and directors are required to complete online training and annually certify that they:
•understand and agree to abide by the code
•will seek guidance if they are ever in doubt as to the proper course of conduct
•will report any action that appears inconsistent with the standards set out in the code
•are in compliance with the code, and
•are not aware of any potential misconduct under the code that has not been reported to appropriate Yamana management.

Further, our contractors and suppliers are provided with the code upon induction into the procurement process, to train their employees who perform work for Yamana.

Any incident of non-compliance must be reported immediately in accordance with the code. There are various communication channels, which can be used to report any potential or suspected violations of the code, law, regulation or policy, including concerns about accounting internal controls over financial reporting or other auditing matters. We have also established the Yamana Integrity Helpline, which is available in all languages and jurisdictions we operate in, so anyone including employees, contractors and suppliers can make a report anonymously via the website or a toll-free phone number.

A copy of the code is available on our website (www.yamana.com) and on SEDAR (www.sedar.com). The code is available in English, Spanish and Portuguese.

The board takes steps to ensure that directors and executive officers exercise independent judgment when considering transactions and agreements. It makes sure that directors and officers are familiar with the code and, in particular, the rules concerning reporting conflicts of interest. As of the date of this circular, no informed person or nominated director, or their associates or affiliates, has a direct or indirect material interest in any transaction or proposed transaction that has had or will have a material effect on Yamana or any of our subsidiaries.

Attendance
We expect directors to attend all board meetings and all of their committee meetings in person, although they can attend by telephone in certain circumstances. We also expect directors to prepare thoroughly for each meeting (including a full review of all materials sent in advance) and to stay for the entire meeting and actively participate in the deliberations and decisions.

If there are unforeseen circumstances and a director is unable to attend a meeting, he or she is expected to contact the Executive Chairman, the President and CEO or the Corporate Secretary as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

We have a strict attendance policy:
•Directors who are residents of Canada or the US and are unable to attend at least 75% of the regularly scheduled board and/or committee meetings must tender their resignation to the chair of the corporate governance and nominating committee. This policy is only waived in exceptional circumstances.

•Directors who are residents of other countries and are unable to attend at least 60% of the regularly scheduled board and/or committee meetings must tender their resignation to the chair of the corporate governance and nominating committee.
•The policy allows us to attract director candidates who offer substantial value and skills but have significant travel burdens.

Share ownership
We require directors to hold equity in Yamana so their interests are aligned with those of our shareholders. Directors must hold three times their annual board retainer and they have three years to meet the requirement.

We value their shareholdings using the market value or book value, whichever is higher. You can read more about director share ownership on page 41.

Other directorships
We do not limit the number of public company directorships, but we consider other boards and commitments when assessing suitable director candidates to make sure they can dedicate the appropriate time, energy and focus to Yamana’s board.

Mr. Davidson serves on four other public company boards. These include small-cap companies with fewer regular board responsibilities. He has committed to reducing the number of boards to three by the end of the year.

Skills matrix
The corporate governance and nominating committee assesses the composition of the board using a skills matrix, which it updates annually to reflect specific criteria, including categories of business experience that would enhance the board’s profile and technical skills. The committee’s goal is to establish a board with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The committee has determined that there are no gaps in the necessary skills for effective board oversight.

The following reflects the skills for each director nominee for election at the meeting.

Board experience
Board	✓	✓	✓	✓	✓	✓	✓	✓
Audit	✓	✓	✓	✓		✓	✓	✓
Governance		✓		✓	✓	✓	✓	✓
Sustainability	✓	✓	✓		✓	✓		✓
Compensation	✓		✓	✓	✓	✓		✓
Business experience
Senior level executives	✓	✓	✓	✓	✓	✓	✓	✓
Mineral exploration – experience in and understanding of mineral exploration activities			✓			✓		✓
Mining operations – experience in and understanding of mining operations	✓		✓	✓		✓		✓
Other extractive industries – experience in and understanding of natural resources other than what the company produces	✓	✓		✓	✓		✓
Risk management – knowledge or experience in identifying, assessing and managing risks as they relate to the extractive industry	✓	✓	✓	✓	✓	✓	✓	✓
Sustainability – understanding risks, understanding government regulations, and experience in health, safety, environment and community matters in the extractive industry	✓	✓	✓		✓			✓
Finance / accounting – understanding of financial statements and internal controls	✓	✓		✓		✓	✓
Capital markets – experience or understanding of financial markets and how debt and equity capital are used as a financing resource	✓	✓	✓		✓	✓	✓	✓
International business – experience in business dealings in a number of different countries, including dealing with governments, legislation, opportunities and risks in different cultures	✓	✓	✓	✓	✓	✓	✓	✓
Governance – experience in overseeing the consistent application and accountability of commonly agreed policy and guidelines within an organization		✓		✓	✓	✓	✓	✓
Project management / technical services – experience in the planning and oversight of projects from development, planning, scheduling, contract administration and construction	✓	✓	✓		✓			✓

Director education
The corporate governance and nominating committee is responsible for director development and the Executive Chairman and the President and CEO provide input as appropriate.

Orientation
The corporate governance and nominating committee is responsible for ensuring that new directors receive appropriate orientation and education when they join the board. This includes:
•written information about the duties and obligations of directors
•information about our business and operations
•opportunities for meetings and discussion with senior management and other directors.

Continuing education
The board believes in the importance of ongoing director education and the need for each director to be personally responsible for this process.

Each director receives access to continuously updated materials on policies and other company information through a secure electronic portal. The board also conducts the following activities as part of the continuing education program:
•periodically canvasses the directors to determine their training and education needs and interests
•recommends and supports director participation in various independent learning courses
•arranges site visits for directors to see our facilities and operations
•encourages and facilitates presentations by outside experts to the board or committees on topics of particular importance or emerging significance.
•supports membership in the National Association of Corporate Directors (NACD) and the Institute of Corporate Directors (ICD)
•provides financial support for board members seeking board education opportunities in governance, mining and other subjects relevant to Yamana’s business, including funding for seminars or conferences of interest and relevant to their position as a director and member of our board committees.

The table below is a summary of our 2019 continuing education program for directors. Each board member also attends various continuing education sessions on their own.

Date	Presenter	Topic	Directors attended
October 23, 2019	Norton Rose Fulbright	Proxy Battles and Hostile Takeovers	Peter Marrone, John Begeman, Christiane Bergevin, Andrea Bertone, Alex Davidson, Richard Graff, Kimberly Keating, Jane Sadowsky, Dino Titaro

Board assessment
The board has a formal process for assessing board and committee performance and the contribution of individual directors every year. The corporate governance and nominating committee carries out the assessment to determine overall effectiveness and to identify areas it may need to enhance when recruiting new director candidates for nomination to the board.

The process includes director and committee questionnaires, combined with one-on-one discussions with the Executive Chairman and/or the President and CEO about board operations and the performance of each director. The Executive Chairman, the President and CEO and each committee chair also have self-assessment discussions where directors are encouraged to suggest ways for improving board or committee practices. The assessment also includes a review of the contributions by individual directors, independence qualifications, and skills and experience in the context of the needs of the board.

The chair of the corporate governance and nominating committee summarizes the questionnaire responses and distributes the report to the directors for discussion.

Term limits
We currently do not have term limits because we recognize the value and depth of knowledge that longer serving directors bring to the board. Yamana is also a young company, and continuity of board service has been important in overseeing our growth into an international mining company.

The corporate governance and nominating committee continues to review the matter and will recommend changes to the board as appropriate.

Retirement policy
Directors must tender their resignation to the board when they turn 75. The corporate governance and nominating committee will review the matter and recommend to the board whether or not to accept the resignation. The board will consider the circumstances and make its decision within 90 days. The nominated director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can, subject to any corporate law restrictions, appoint a new director to fill the vacancy.

Board renewal
The corporate governance and nominating committee consists entirely of independent directors and has developed a long-term plan for board composition that is based on our strategic direction, skills matrix, diversity policy and other factors.

Director independence, the competencies and skills of the board, core skills and qualities, the current strengths, skills and experience of each director, as well as each director’s personality and other qualities they bring to the dynamics of an effective board, are all factors that the committee takes into consideration when recruiting director candidates.

Directors suggest potential candidates to the Executive Chairman, CEO or members of the corporate governance and nominating committee from time to time, but a formal evergreen list is not maintained. Occasionally, external search firms are consulted and relied upon for introductions to or vetting of potential candidates.

DIRECTOR COMPENSATION

Our director compensation is designed to be competitive with the market. The compensation committee did not recommend any changes to director compensation in 2019, and board compensation has remained unchanged since 2012.

The following peer group was used to benchmark director compensation for 2019 and is the group that would be used for any future reviews of director compensation.

• Agnico Eagle Mines Limited	• IAMGOLD Corporation	We use the same peer group to benchmark executive compensation. See page 56 to read more about the selection criteria.
• Alamos Gold Inc.	• Kinross Gold Corporation
• B2Gold Corporation	• Kirkland Lake Gold Ltd.
• Barrick Gold Corporation	• Lundin Mining Corporation
• Centerra Gold Inc.	• Newmont Mining Corporation
• First Quantum Minerals Ltd.	• Teck Resources Limited

2019 Director fee schedule
Director compensation has two components: board and committee retainers (paid in DSUs and cash) and meeting fees. Directors receive half their annual board retainer in cash and the remainder in deferred share units (DSUs) to promote share ownership and align with the interests of shareholders. Directors decide once a year whether they want to receive a larger portion of their annual retainer in DSUs. You can read more about DSUs on page 57.

Retainers and fees are paid quarterly and withholding taxes apply. DSUs are issued quarterly, five days after we release our interim or annual results, using the closing price of Yamana common shares on the TSX on the day immediately before the grant date. We reimburse directors for reasonable travel and out-of-pocket expenses for attending board and committee meetings and other board duties.

Mr. Marrone is not compensated as a director because he is compensated in his role as Executive Chairman (see page 74).

Component
Retainers
Annual board retainer (all directors except the Executive Chairman)	$175,000	(minimum of 50% paid in DSUs)
Additional fee (for Lead Director)	30,000
Committee chair retainers
• Audit committee	$20,000
• Compensation Committee	20,000
• Corporate governance and nominating committee	12,500
• Sustainability committee	12,500
Meeting fees (for each meeting attended)
• Board	$2,000
• Audit committee chair	2,000
• Audit committee member	2,250
• Compensation committee chair	2,000
• Compensation committee member	2,250
• Corporate governance and nominating committee chair	1,500
• Corporate governance and nominating committee member	1,750
• Sustainability committee chair	1,500
• Sustainability committee member	1,750
Consulting fees (per diem, at mine site)	$2,000

Director share ownership
We require each director to hold a minimum level of common shares or DSUs (or any combination thereof) so they have a significant at-risk investment and to align their interests with those of our shareholders.

Directors must hold three times their annual board retainer in Yamana common shares or DSUs (or any combination thereof) and maintain the minimum throughout their tenure. New directors must meet the guidelines within three years of joining the board.

The corporate governance and nominating committee monitors compliance with the guidelines annually.

The Executive Chairman and the President and CEO must meet our share ownership guidelines for executives (see page 52 for details).

We calculate share ownership values using either the market value or the book value of Yamana common shares held, whichever is higher. This practice is consistent with our peers.

The table below shows each director’s equity holdings as of March 2, 2020.

	Director since	Common shares held[1] (#)	Common shares held[1] ($)	DSUs held[1] (#)	DSUs held[1] ($)	Book value of holdings ($)	Market value of holdings[1] ($)	Meets requirements	Current holdings (as a multiple of annual board retainer)
John Begeman	May 2, 2007	10,431	41,391	211,866	840,708	984,650	882,099	yes	5.6
Christiane Bergevin[2]	September 1, 2014	—	—	328,284	1,302,667	935,345	1,302,667	yes	7.4
Andrea Bertone[2,3]	July 26, 2017	—	—	150,766	598,256	420,440	598,256	yes	3.4
Alexander Davidson	August 31, 2009	18,200	72,220	242,771	963,342	1,151,980	1,035,562	yes	6.6
Richard Graff	October 16, 2007	43,949	174,394	211,866	840,708	1,096,505	1,015,102	yes	6.3
Kimberly Keating[2]	February 15, 2017	—	—	181,494	720,188	495,755	720,188	yes	4.1
Peter Marrone[4]	July 31, 2003	2,425,666	9,625,310	3,358,604	13,327,310	37,856,667	22,952,620	yes	23.9
Jane Sadowsky[2]	September 1, 2014	34,950	138,685	328,284	1,302,667	1,035,632	1,441,352	yes	8.2
Dino Titaro	August 5, 2005	21,000	83,330	211,866	840,708	1,019,489	924,038	yes	5.8
Average director holdings as a multiple of annual board retainer									7.9

Notes
1. The market value of holdings is equal to the total holdings multiplied by the closing price of Yamana common shares of Cdn$5.30 (US$3.97) on the TSX on March 2, 2020, and has been converted to US dollars using the exchange rate of Cdn$1.00 = $0.7487 on that date.
2. Christiane Bergevin, Andrea Bertone, Kimberly Keating and Jane Sadowsky chose to receive their full annual board retainer in DSUs.
3. Andrea Bertone was appointed to the board on July 26, 2017 and has until July 2020 to meet the requirement.
4. Peter Marrone’s current holdings are calculated as a multiple of his annual salary.

Director compensation table
The table below shows the compensation paid to directors for the year ended December 31, 2019.

In 2019, we paid a total of $2,281,683 in director compensation. Peter Marrone does not receive any director compensation because he is compensated in his role as Executive Chairman (see page 74).

	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total compensation ($)
John Begeman	139,750	87,500	–	–	8,000	235,250
Christiane Bergevin	39,750	175,000	–	–	2,000	216,750
Andrea Bertone	36,750	175,000	–	–	8,000	219,750
Alexander Davidson	129,000	87,500	–	–	8,000	224,500
Robert Gallagher	110,500	43,750	–	–	6,000	160,250
Richard Graff	183,500	87,500	–	–	8,000	279,000
Kimberly Keating	41,250	175,000	–	–	8,000	224,250
Nigel Lees	195,616	43,750	–	–	6,000	245,366
Jane Sadowsky	55,500	175,000	–	–	8,000	238,500
Dino Titaro	142,567	87,500	–	–	8,000	238,067

Notes
Fees earned
Cash portion of retainer and fees.

Share-based awards
DSU portion of retainer. Grant amounts are made in US dollars.

All other compensation
Includes fees paid for mine site visits. Does not include the value of DSUs granted as dividend payments.
All other compensation for Mr. Lees includes compensation for shareholder engagement activities.

The next table shows the breakdown of the total cash fees earned in the first column of the table above.

	Retainers		Meeting fees		Total fees earned ($)
	Board ($)	Committee chair ($)	Board meetings ($)	Committee meetings ($)
John Begeman	87,500	12,500	26,000	13,750	139,750
Christiane Bergevin	—	—	26,000	13,750	39,750
Andrea Bertone	—	—	26,000	10,750	36,750
Alexander Davidson	87,500	—	26,000	15,500	129,000
Robert Gallagher	87,500	—	16,000	7,000	110,500
Richard Graff[1]	87,500	50,000	26,000	20,000	183,500
Kimberly Keating	—	—	26,000	15,250	41,250
Nigel Lees	153,616	10,000	24,000	8,000	195,616
Jane Sadowsky	—	12,500	26,000	17,000	55,500
Dino Titaro	87,500	3,817	26,000	25,250	142,567

1. Mr. Graff’s committee chair retainer includes amounts for audit committee chair and lead independent director.

Outstanding share-based and option-based awards
The table below shows the value of the DSUs held by each director as at December 31, 2019. None of the directors has outstanding options.

	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
John Begeman	–	–	–	–	–	–	838,414
Christiane Bergevin	–	–	–	–	–	–	1,299,114
Andrea Bertone	–	–	–	–	–	–	596,624
Alexander Davidson	–	–	–	–	–	–	960,714
Richard Graff	–	–	–	–	–	–	838,414
Kimberly Keating	–	–	–	–	–	–	718,224
Jane Sadowsky	–	–	–	–	–	–	1,299,114
Dino Titaro	–	–	–	–	–	–	838,414

Notes

All amounts are shown in US dollars and have been converted from Canadian dollars using the exchange rate of Cdn$1.00 = $0.7699 on December 31, 2019.

Share-based awards
Market or payout value of share-based awards has been calculated using the closing price of Yamana common shares of Cdn$5.14 ($3.96) on the TSX on December 31, 2019, and converted into US dollars using the exchange rate noted above.

Incentive plan awards – Value vested or earned in 2019

The table below shows the book value of DSUs vested or earned in 2019. DSUs are paid out in cash only when the director leaves the board. None of the directors have any outstanding options.

	Option awards – value vested during the year ($)	Share awards – value earned during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
John Begeman	–	87,500	–
Christiane Bergevin	–	175,000	–
Andrea Bertone	–	175,000	–
Alexander Davidson	–	87,500	–
Robert Gallagher	–	43,750	–
Richard Graff	–	87,500	–
Kimberly Keating	–	175,000	–
Nigel Lees	–	43,750	–
Jane Sadowsky	–	175,000	–
Dino Titaro	–	87,500	–

3. Executive compensation

Message from the chair of the compensation committee

On behalf of the board of directors and the compensation committee, thank you for your continued support of our company.

We have consistently received a strong score on our ‘say on pay’ advisory vote, including an average score of over 90% between 2016 and 2018. Last year, a majority of shareholders voted in favour of say on pay, but with a score below our historical average. In response, we canvassed feedback from our shareholders and found that much of the reaction was to a coincident corporate transaction announced at the time of our proxy solicitation, rather than a specific concern with our executive compensation framework. We continue to engage with our shareholders to clarify our pay for performance philosophy and to address any concerns with our executive compensation levels and design. We are committed to exceeding our say on pay score from last year and maintaining a level of support consistent with our longer term average.

In response to investor feedback, we added a new TSR modifier to the incentive compensation plan formulas this year. The modifier can reduce short-term incentive awards and long-term incentive grants by up to 40% if Yamana’s total shareholder return (TSR) is below the 50th percentile (median) of our mining industry peers. Calculated short-term incentive awards can be reduced by up to 40% based one-year TSR relative to peers, and long-term incentive grants can be reduced up to 40% based on three-year and five-year TSR relative to peers (equally weighted). You can read more about the new modifier on page 58.

Short-term incentive plan

Base salary × **Short-term incentive target %** × (**Corporate performance** + **Individual performance**) × **TSR modifier** One-year relative TSR = **Short-term incentive**

- **Short-term incentive target %**: **% of salary**
  Executive Chairman/ President and CEO: **125%**
  EVP / SVP: **100%**
- **Corporate performance**: **70% weight**
- **Individual performance**: **30% weight**
- **TSR modifier**: **New for 2019** Awards can be reduced based on our one-year relative TSR – see page 58.
- **Short-term incentive**: **0% – 200% of target**

Long-term incentive plan

Base salary × **Long-term incentive target %** × **Corporate performance rating** × **TSR modifier** Three-year and five-year relative TSR (weighted equally) = **Actual grant**

- **Long-term incentive target %**: **Percentage of salary**
  Executive Chairman/ President and CEO: **225%**
  EVP: **175%**
  SVP: **150%**
- **Corporate performance rating**: Suite of leading performance indicators
- **TSR modifier**: **New for 2019** Grants can be reduced based on our three-year and five-year relative TSR – see page 58.
- **Actual grant**: 50% to 150% of target

→

- **PSUs**: At least 50% mix
- **RSUs / Options**: Up to 50% mix
- **DSUs**: Executive Chairman/ President and CEO based on the board's informed judgment

The compensation committee can use its discretion to include the TSR modifier in the compensation plan formulas based on its “informed judgment”. We recognize that market factors can impact (decrease) share price performance, out of alignment with our financial and operating performance results. The TSR modifier is intended to strike a balance between compensation levels determined by company performance and shareholder returns. We will continue to collect feedback from shareholders on the merits of this new modifier design.

The committee included the modifier in the 2019 formula. Based on Yamana’s one-year relative TSR to the end of December 2019, there was no adjustment to the 2019 short-term incentive awards (see page 66). The 2019 long-term incentive grants were reduced by 20%, based on Yamana’s five-year relative TSR, which was between the 25th and 50th percentile of its mining industry peers(see page 70).

Performance results for 2019

2019 marked another step in our latest transformation, enhancing the company and positioning us well for further growth. Our production exceeded guidance, our projects progressed, our mineral reserves grew, and our health, safety, environmental, and community (HSEC) performance continued to meet the high standards that we set for ourselves. We significantly improved our balance sheet and financial flexibility allowing us to benefit from the resurgence in the price of gold. And our efforts were reflected in strong share price performance, up 67% last year. And despite the increase, Yamana continues to trade at a substantial discount to its peers.

Highlights for the year included:
•Strong health, safety, environment and corporate responsibility performance, including a reduction to the company’s Total Recordable Injury Frequency Rate and the fourth consecutive year without a material environmental or social incident
•Exceeded targets for gold and silver production, with costs in line with guidance
•Strong cash flow performance, relative to defined expectations and relative to 2018 performance; included cash flow from operating activities of $521.8 million and free cash flow of $358.4 million
•Positive net earnings of $225.6 million, or $0.24 per share basic and diluted
•Reduced net debt by 46% from $1.66 billion to $0.89 billion
•Increased gold mineral reserves to replace 2019 mineral depletion, excluding assets that were disposed of in 2019. Measured and indicated gold mineral resources and inferred mineral resources increased by 1.4% and 27%, respectively
•Advanced several strategic initiatives, including a pre-feasibility study at Jacobina, the signing of an integration agreement with Glencore International and Newmont Corporation and completion of a pre-feasibility study at Agua Rica, and the sale of the Chapada mine, with initial upfront cash consideration of $800 million
•Announced a new cumulative dividend payment strategy, targeting between $50 and $100 per gold equivalent ounce. For the first quarter of 2020, dividends per share increased dividends by 150% to $0.05
•To the end of December 2019, one-year TSR of 62% and three-year TSR of 12%

Aligning compensation with performance
Applying the executive compensation framework for 2019, corporate performance measures in the short-term incentive plan resulted in a score of 146.3% of target for all participants, including the named executives. The compensation committee and the board agreed that this score appropriately reflected overall company performance for the year and did not exercise its discretion to adjust the calculated score. Together with individual performance scores, short-term incentive awards for all named executives were equivalent to 146.3% of target. The new TSR modifier did not result in any adjustment to the awards since one-year TSR was above the median of Yamana’s mining industry peers.

Reviewing performance under the long-term incentive plan scorecard resulted in grant values equal to 100% of target. The new TSR modifier resulted in a downward adjustment of 20%: while three-year TSR was above the median of Yamana’s industry peers, five-year TSR was between the 25th and 50th percentiles. After the adjustment, long-term incentive grant values were equal to 80% of target.

Following the calculation of short-term and long-term incentive compensation values, Mr. Marrone elected to reduce his total incentives awarded by an additional 25%. As a result, actual incentive compensation values were equivalent to 75% of the calculated values as determined by applying the executive compensation framework.

Executive Chairman compensation

Target compensation
For 2019, Mr. Marrone was eligible for target total compensation of $7,900,754, including a base salary of $1,582,342, a target short-term incentive award of 125% of salary ($1,977,928), a target long-term incentive award of 225% of salary ($3,560,270), pension of $534,040 (15% of salary + target short-term incentive) and all other compensation of $246,175 (3-year average).

Calculated compensation	Applying the compensation framework, Mr. Marrone’s calculated total compensation was $8,242,530, equal to 104% of target for the year.
Actual compensation
Following a further review of company performance and acknowledging total shareholder return over the past five years, within the context of informed judgment, Mr. Marrone elected to receive, and the board approved, a 25% reduction to the calculated incentive compensation levels. With this adjustment, actual total compensation was $6,692,815, equal to 85% of target and 81% of calculated total compensation.

President and CEO compensation

Target compensation
For 2019, Mr. Racine was eligible for target total compensation of $4,895,015, including a base salary of $1,000,000, a target short-term incentive award of 125% of salary ($1,250,000), a target long-term incentive award of 225% of salary ($2,250,000), pension of $337,500 (15% of salary + target short-term incentive) and all other compensation of $57,515 (3-year average).

Actual compensation	Applying the compensation framework, consistent with other named executive officers, Mr. Racine’s actual total compensation for 2019 was $5,161,074, equal to 105% of target for the year.

Preparing for the 2020 say on pay vote
As you prepare for the 2020 say on pay vote, I encourage you to take some time to read the compensation discussion and analysis in this circular.

If you have any questions about our executive compensation framework, the compensation decisions made for 2019 or other matters, please feel free to contact us by calling (416) 815-0220, or sending an email to investor@yamana.com.

Sincerely,

“Dino Titaro”

Dino Titaro
Chair of the compensation committee
Yamana Gold Inc.

How we think about return on capital

Mining industry shareholders continue to emphasize return on capital metrics to quantify and measure company performance. Aligned with the industry views, this has also been a focus and priority for Yamana, with a goal of optimizing the allocation of invested capital to deliver maximum returns to shareholders.

While there are many return on capital measures which focus on net income, cash flows or other financial performance, the Company believes that for a capital-intensive, global mining company, net income is a volatile measure impacted by non-cash expenses, foreign exchange and taxes that may prove difficult to compare across companies and may be outside of management’s control.

Consequently, we believe that a return measure that focuses on cash flows is a better reflection of a mining company’s ability to effectively invest. Cash Flow Returns on Invested Capital (CROIC) are monitored against historical performance and our peers over certain periods of time ranging from one to five years. We believe CROIC measures provide the most meaningful indication of the Company’s capability to generate returns from its underlying assets. The cash flow from our operations can be reinvested in the business or be returned to shareholders. Our discipline to allocate capital to investments with the best risk-adjusted returns provides the option to both take advantage of organic investment opportunities within Yamana and to provide the flexibility to return capital to shareholders in the form of regular or special dividends.

Within the producing portfolio, attention remains on the growth of mineral reserves and resources to improve production and extend mine lives, throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flow returns. For non-producing assets, we focus on improving net asset values through exploration, drilling and rigorous technical / financial reviews. As the Company has a disproportionately higher portion of our invested capital currently in non-producing assets, which has the effect of reducing our overall CROIC, Yamana will also consider strategic alternatives to drive returns from non-producing assets such as advancing and converting them into producing assets, developing the assets through a joint venture or monetizing the assets. Overall, this will result in a better-balanced portfolio of cash flow generating assets, which will improve our CROIC. Simply put, CROIC is a mathematical calculation of cash flows divided by invested capital, and by increasing the proportion of the portfolio that generates cash flows from operating mines and decreasing the denominator in the calculation of CROIC, we will deliver better and increasing CROIC.

Measures of cash return
Across the spectrum of potential cash flow measures, we focus on the following:

Operating cash flow before and after working capital	Operating cash flow after sustaining capital	Operating cash flow after sustaining, expansionary and exploration capital
•Most stable measure of cash flow returns on capital •Sets a baseline for assessment of other cash flow measures	•Returns tend to vary over time •Reinforces discipline on regular capital investment •Volatility of returns can be mitigated through stable production growth	•Most volatile measure •Reflects success of investing and creating value over the longer term

Performance is reviewed on a regular basis, with comparison to the prior year, trending over the past three and five-year periods and relative to our historical cost of capital. We also review performance relative to peers, including and excluding non-producing assets as part of invested capital.

We consider these return measures by mine, across all of our operations, as well as on a consolidated basis. We have a disproportionate amount of our invested capital in large non-producing assets and our efforts are now focused on the strategic alternatives relating to those assets that will improve our overall CROIC.

Link to executive compensation
Measures of CROIC are directly embedded in our compensation program. Within the short-term incentive plan, the various measures of cash flow referred to above are incorporated as a weighted component, viewed to be indicators of short-term performance and drivers of longer-term return on capital. Within the long-term incentive plan, grant values are determined after reviewing these return measures including cash returns and earnings returns, relative to the prior year and historical levels and relative to peers. This framework is intended to create alignment between executive compensation, capital investment decisions and resulting returns through cash flow and earnings.

Looking forward
In any given year, we make investment decisions that will create value for shareholders in the future. We are focused on increasing value through improving cash flows and returns on invested capital and increasing net asset value. In that context, our development opportunities will be managed towards such increases and improvements, within the framework of our balance sheet objectives. Monetization of certain assets or other strategic alternatives may ultimately provide additional flexibility to both the balance sheet and project timing. Agua Rica and our interest in Equinox Gold Corp are two notable examples of opportunities over the 2020-2022 guidance period. We expect that progress on technical studies, stakeholder contributions and other factors such as the development and operation of Agua Rica pursuant to the March 2019 Integration Agreement between Yamana, Glencore International AG and Goldcorp Inc. will enhance the value of Agua Rica.

Consistent with the Company's approach to committing capital, and returns, the Company considers projects for which after-tax returns are a multiple of its cost of capital, preferably double-digit, and as a rule of thumb exceeding 15%. However, acceptable returns are influenced by the level of project risk, such that a project with substantially reduced risk could be developed with a lower return.

COMPENSATION DISCUSSION AND ANALYSIS

Our named executives for 2019 are:

Peter Marrone, Executive Chairman
Daniel Racine, President and Chief Executive Officer (President and CEO)
Jason LeBlanc, Senior Vice President, Finance and Chief Financial Officer
Yohann Bouchard, Senior Vice President, Operations
Gerardo Fernandez, Senior Vice President, Corporate Development

EXECUTIVE COMPENSATION FRAMEWORK

The board believes that a sound executive compensation program directly links pay to performance, emphasizes long-term shareholder value creation and does not encourage excessive risk-taking.

We revised the executive compensation framework in 2015 to align it more closely with our annual and longer-term strategy, reflect compensation practices among industry peers and to create a more formulaic approach to compensation decisions.

Compensation elements

SALARY + **SHORT-TERM INCENTIVE PLAN (STIP)** + **LONG-TERM INCENTIVE PLAN (LTIP)** + **OTHER**

SHORT-TERM INCENTIVE PLAN (STIP)

TARGET STIP LEVELS AS A % OF BASE SALARY

CORPORATE & INDIVIDUAL GOALS

ZERO TO TWO TIMES TARGET

70% Corporate:
25% Operational
30% Financial
15% Exploration
15% Health, Safety, Environment & Community (HSEC)
15% Business Corporate Development

30% Individual:
Varies by role, aligned with corporate strategy and growth objectives

INFORMED JUDGMENT

- / + 15% OF CALCULATED STI SCORE

Committee / board has flexibility to modify the calculated STI outcomes based on a complete review of company performance and to adjust for position and negative responses to unforeseen extraordinary events which impacted the achievement of corporate objectives

New for 2019
STIP awards can be reduced if our one-year relative TSR is below the median of our industry peers (see page 58)

LONG-TERM INCENTIVE PLAN (LTIP)

TARGET LTIP LEVELS AS A % OF BASE SALARY, ACTUAL GRANT VALUE WITHIN 50% TO 150% OF TARGET BASED ON FINANCIAL, OPERATIONAL, PEOPLE AND GROWTH MID TO LONG-TERM INDICATORS

PSUs AT LEAST 50% WEIGHT

PERFORMANCE-VESTING: ZERO TO TWO TIMES TARGET

Vesting: contingent upon performance

three-year performance cycle

Measure: three-year relative TSR vs. S&P/TSX Global Gold Index

Cash-settled

+ **REMAINING LTIP MIX**

RSUs

TIME-VESTING

Vesting: one-third vest each year over up to five years

Equity-settled (treasury shares)

OPTIONS

TIME-VESTING

Vesting: one-third at the end of years one, two and three

Term: seven years

Valuation: Black-Scholes valuation to determine number of options

Equity-settled (treasury shares)

New for 2019
LTIP grants can be reduced if our three-year relative TSR and/or five-year relative TSR is below the median of our industry peers (see page 58)

OTHER

Executive defined contribution pension plan: 15% of pensionable earnings (salary + STIP) for the Executive Chairman, President and CEO, EVPs and SVPs

Supplemental life, medical, dental and disability insurance

Competitive taxable cash allowance for specific perquisites

COMPENSATION GOVERNANCE

The compensation committee, on behalf of the board, is responsible for executive compensation at Yamana, including recommending the strategy, policies and programs for developing and compensating senior management.

Qualified and independent committee members

The committee is made up of four independent directors with experience in five key areas:

	Human resources/ compensation	Governance	Finance	Operations/ mining	Senior business executive
Dino Titaro (chair)	✓	✓		✓	✓
Kimberly Keating	✓	✓			✓
Richard Graff	✓	✓	✓	✓	✓
Christiane Bergevin		✓	✓		✓

All of the committee members are experienced business professionals who have the skills and experience necessary to make decisions about our executive compensation policies and practices. All have human resources and/or compensation experience as members of the compensation committees of other corporations, and all have had experience working as senior executives of mining companies.

A continuing focus on compensation governance

What we do
✓	Benchmark to industry peers. We benchmark compensation to a group of peer companies in the mining industry to ensure compensation is fair and competitive with the market
✓	Position target compensation around market median. We target compensation at the median of our compensation peer group for expected levels of performance
✓	Align executive and shareholder interests. We require senior executives (senior vice presidents and above) to own Yamana equity to align their interests with those of our shareholders
✓	Deliver the majority of total compensation in ‘at-risk’ elements. Most of what we pay our executives is variable (at risk) and not guaranteed (all but base salary)
✓	Pay for performance. We link compensation to corporate, individual and share price performance over multiple time horizons. At least 50% of the long-term incentive is granted as PSUs
✓	Use a disciplined approach to assess performance. We use specific measures and a pre-defined range of performance to calculate short-term awards and determine long-term incentive grants
✓	Cap the value of incentive compensation. We have caps in place to limit payouts of incentive awards
✓	Retain an independent compensation advisor. The compensation committee is made up of independent directors and retains an independent advisor for external, third-party advice
✓
Use informed judgment. The committee and board can use reasonable judgment to adjust the performance factors for the short-term and long-term incentive awards, including downward to ensure alignment with shareholder interests

✓	Engage directly with shareholders. We engage directly with shareholders on executive compensation and other matters
✓	Provide shareholders with a ‘say on pay’. We hold an annual advisory shareholder vote on executive compensation to receive feedback on this important issue
✓
Align variable compensation with TSR. We modify final short-term and long-term incentive performance scores to align with Yamana’s 1-, 3- and 5- year relative total shareholder return position against a group of peer companies to ensure alignment between executive compensation and performance

What we don’t do (see page 52 for details)
x	No hedging. We do not allow hedging of Yamana securities by any director, officer or employee
x	No re-pricing. We do not re-price stock options or other equity incentives
x
No clawback policy. We continue to monitor regulatory developments, but do not currently have a policy. As a foreign private issuer, we will implement a clawback policy aligned with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, once final guidelines have been confirmed

Independent and objective advice
The committee retains an independent advisor to attend committee meetings and provide ongoing support, including research and analysis, insights into human resources and compensation market trends, and advice related to executive compensation. The committee takes the advisor’s reports and recommendations into consideration when assessing compensation structure and awards, but makes its own decisions and recommendations to the board.

In November 2015 the committee retained Willis Towers Watson as its independent advisor. They are independent of management, well qualified in human resources and compensation matters.

The committee reviews the advisor’s independence every year. The committee confirmed Willis Towers Watson’s independence after reviewing the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the six factors set out by the U.S. Securities and Exchange Commission that compensation committees should consider when selecting and monitoring the independence of their compensation advisors.

The committee based its 2019 decision on the following:
•Members of the executive compensation consulting team are not responsible for selling other Willis Towers Watson services to Yamana and receive no incentive or other compensation based on the fees charged to Yamana for other services provided by Willis Towers Watson or any of its affiliates.
•Any services provided to Yamana or management must be pre-approved by the committee to make sure the work does not compromise Willis Towers Watson’s independence and work with the committee.
•Willis Towers Watson’s executive compensation consulting team is separate and distinct from a team that assists Yamana’s management with an employee engagement survey every two to three years.
•The executive compensation consultants do not have a business or personal relationship with any of the compensation committee members or management, and do not own Yamana shares other than possibly through mutual funds.
•Willis Towers Watson has strict protocols and processes to mitigate conflicts of interest and all consultants are required to adhere to a code of conduct.

The table below shows the fees paid to Willis Towers Watson in 2019 and 2018.

Compensation advisory services	2019	2018
Executive compensation-related fees	$112,276	$155,589
All other fees	$—	$188,065
Total fees	$112,276	$343,654

Executive compensation fees in 2019 and 2018 were for advising the committee during the year.

Willis Towers Watson's all other fees in 2018 related to our employee engagement survey, supported by a consulting team which was separate and distinct from the consultants that advise the committee on executive compensation.

Compensation risk management
As part of its role in overseeing the risk associated with executive compensation, the committee works with the independent advisor to review our compensation program to make sure it reflects good business practices, is in line with regulatory expectations, and is structured so executives are not encouraged to take excessive risks.

•We benchmark compensation for our senior executives against a group of industry peers that are similar in structure, size and type of business to make sure our compensation levels are appropriate.

•Our short-term incentive is based on corporate and individual performance. We use a balanced scorecard to assess corporate performance with pre-determined corporate performance measures and weightings, and threshold, target, stretch and maximum levels to cap the calculated scores and not encourage excessive risk-taking.

•Long-term incentive awards are based on a suite of leading performance indicators and a number of other considerations to determine the size of grant. The award is allocated at least 50% to performance share units (PSUs) and the balance to restricted units and/or options so awards vest and pay out at different times.

•The board can use informed judgment to adjust the compensation awards up or down as it deems appropriate based on its review and assessment.

•All decisions about executive pay must be approved by the board. The Executive Chairman recuses himself from any board discussions about the Executive Chairman’s pay.

•We do not allow any Yamana directors, officers or employees to hedge Yamana securities. We do not re-price stock options or other equity incentive awards. We continue to monitor regulatory developments on clawbacks. As a foreign private issuer, we will implement a clawback policy aligned with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, once final guidelines have been confirmed.

In 2014, the committee completed a comprehensive review of compensation-related risks. Based on this review and the new executive compensation framework introduced in 2015, which continues to align with governance best practices, the committee believes that the structure and design of executive compensation do not incent the named executives or any employee who works in a principal business unit or division to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on the company.

Share ownership
We require senior vice presidents and above, including the named executives, to own at least two times their annual salary in Yamana equity to reinforce our focus on the long term and align business decisions with shareholders’ interests. The Executive Chairman and the President and CEO must hold three times their annual salary. Executives can count common shares and RSUs (and DSUs for the Executive Chairman and President and CEO) toward meeting the guidelines.

Executives are required to meet the guidelines by December 31, 2020 (five years from the date the policy was implemented) or within five years of assuming the position, and must maintain the minimum requirement throughout their tenure as a senior executive. As at March 2, 2020, our Executive Chairman holds 23.9 times his base salary and the President and the CEO holds 3.6 times his base salary in Yamana shareholdings (see page 53 for details). Subsequent to March 2, 2020, our Executive Chairman purchased an additional 140,500 common shares increasing his multiple to 24.2 times his base salary.

Over the last year Mr. Marrone bought 640,500 common shares and Mr. Racine bought 70,000 common shares.

The compensation committee reviews compliance at least once a year, usually in the first fiscal quarter following year-end. It uses the current market value or the book value, whichever is higher, to calculate the values for compliance.

We do not currently require the named executives and other named executives to maintain their share ownership after retiring or leaving the company, but the committee will continue to consider this requirement in the future.

The table shows each named executive’s share ownership as at March 2, 2020.

	Target	Salary ($)	Common shares held [2] (#/$)		RSUs / DSUs held[3] (#/$)		Book Value of holdings ($)	Market value of holdings [4] ($)	Meets requirements	Current holdings (as a multiple of base salary)
Peter Marrone Executive Chairman	3x	1,582,342	2,425,666	9,625,310	3,358,604	13,327,310	37,856,667	22,952,620	yes	23.9
Daniel Racine President and Chief Executive Officer	3x	1,000,000	437,190	1,734,818	458,546	1,819,561	2,673,270	3,554,379	yes	3.6
Jason LeBlanc Senior Vice President, Finance and Chief Financial Officer	2x	390,000	168,427	668,337	164,838	654,095	1,281,182	1,322,432	yes	3.4
Yohann Bouchard Senior Vice President, Operations [1]	2x	390,000	108,398	430,135	176,069	698,661	930,896	1,128,796	yes	2.9
Gerardo Fernandez Senior Vice President, Corporate Development	2x	390,000	159,725	633,806	174,425	692,138	1,193,463	1,325,944	yes	3.4
Average executive holdings as a multiple of annual salary										7.4

Notes
1. Yohann Bouchard has until July 27, 2021 to meet his shareholding requirements.
2. The value of common shares has been calculated using market value.
3. The value of RSUs and DSUs has been calculated using market value.
4. The market value of holdings is the total holdings multiplied by Cdn$5.30, the closing price of Yamana shares on the TSX on March 2, 2020. The values have been converted to US dollars using the Bank of Canada closing exchange rate of Cdn$1.00 = $0.7487 on that date.

Decision-making process

Beginning of the year
Our compensation decision-making process starts at the beginning of each year, when we assess and confirm our compensation philosophy, program guidelines and structure. We also choose performance measures and set targets for the short-term incentive plan that align with our strategy.

1. Review compensation structure	Review our overall compensation philosophy and structure for the named executives The compensation committee recommends any changes to the board for approval

2. Confirm the peer group	Review and confirm the selection criteria used to determine peer companies Review and confirm the composition of the compensation peer group, applying the selection criteria

3. Establish performance measures	Choose performance measures and set targets used to assess corporate performance for the short-term incentive plan and to determine the grant value of long-term incentive awards
Monitor corporate performance against these measures throughout the year
Individual objectives are also established for each named executive to assess their annual performance

4. Assess risk and confirm approach
Review the design of incentive plans and the selected performance measures to:
· consider potential payouts under different performance scenarios
· make sure our decision-making process, incentive plans and compensation levels do not give executives an incentive to take excessive risks or make inappropriate decisions

End of the year
At the end of each year, we apply a rigorous process to assess performance and award compensation, which includes reviewing corporate, mine site and individual performance. The compensation committee, in consultation with its independent advisor, carries out the review and presents its recommendations to the board for review and approval.

5. Review performance	Review corporate performance mid-year and at the end of the year. The compensation committee assesses the performance of the named executives throughout the year during specific business reviews and committee meetings
The President and CEO completes a review of each named executive’s individual performance against their objectives

6. Review competitive position
The independent advisor prepares a comprehensive report that includes the following:
· a review of our compensation peer group
· a comparison of named executive compensation relative to peers to determine the market positioning of
– base salary
– target total cash compensation
– target total direct compensation
– target pay mix

7. Review relative TSR performance	At the discretion of the committee, variable compensation (short-term incentive and long-term incentive) alignment is further reviewed by comparing our relative total shareholder return (TSR) performance against the median TSR of our compensation peer group. In applying the TSR modifier:

– STIP awards can be reduced by up to 40% if our one-year TSR is below the median of our compensation peer group
– LTIP grants can be reduced by up to 40% if our three-year and/or five-year relative TSR (equally weighted) are below the median of our compensation peer group

8. Review past pay levels	Review historical pay for performance for the named executives for the previous three years

9. Award compensation	The Lead Director and the board review the Executive Chairman’s performance
The committee reviews the President and CEO’s performance, competitive positioning and past pay levels, consults with its independent advisor, and makes recommendations to the board for approval
The President and CEO reviews the performance and compensation of the other named executives, and recommends short-term incentive awards, long-term incentive grants, and the following year’s salary for review and approval by the chair of the compensation committee (as delegated by the board)

COMPENSATION PHILOSOPHY

Our compensation philosophy supports our goal to be a recognized leader in precious metals mining by maintaining a strong entrepreneurial management team. Yamana motivates executives to focus on the long-term performance of the company by establishing a strong link between performance and compensation while building equity ownership.

Our compensation philosophy for executives is based on the principle of pay for performance. We are guided by six compensation principles, which were approved by the board and form the foundation for all decisions on executive pay and motivate the achievement of our corporate strategy.

Pay for performance
The majority of what we pay our executives is variable (at risk), and contingent on Yamana's performance to promote the achievement of our annual and longer-term strategies. The proportion of pay at risk increases with each executive level, and a significant portion of variable pay is equity-based to focus executives on creating long-term value and to align the interests of our executives and our shareholders.

Target mix of total direct compensation elements
The graph below illustrates that at least 70% of senior executive target compensation is at risk. The actual mix of compensation depends on corporate and individual performance and can vary from year to year.

COMPENSATION BENCHMARKING

Target and actual compensation for the President and CEO and other named executives are reviewed annually against a group of mining industry peer companies and benchmarked based on position, organizational role and overall scope of responsibility.

Our philosophy is to position target total direct compensation (base salary + target short-term incentive + target long-term incentives) around the median of our mining industry peers for expected levels of performance. Actual total direct compensation may be above or below the market median based on actual levels of performance.

Each year, the committee reviews and approves the peer group to ensure the market sample remains relevant for compensation benchmarking. Selection criteria used to define the universe of potential peers includes:

Criteria	Screening	Rationale
Corporate structure	Publicly traded companies headquartered in Canada or the US	Our market for talent includes peer companies in Canada and the US
Industry	‘Gold’ or ‘Diversified Metals & Mining’ industries and focused primarily on the gold mining industry	We typically source and lose executive talent from within the mining industry Our gold mining peers face the same market environment and volatility challenges
Size	Similar in size to Yamana by revenue, market capitalization, assets, gold production and total production	Relative positioning of company size aligns with positioning of target compensation at the median of the competitive market
Type of business	Similar in organizational complexity and international scope according to the number, life cycle and location of operating mines and exploration projects	We benchmark executive compensation to executive roles with similar scope of complexity and responsibility

Compensation peer group
Applying the selection criteria above, the only change in 2019 was the removal of Goldcorp Inc. following its acquisition by Newmont Mining Corporation. With this change, the compensation peer group consists of the following 12 mining industry companies.

• Agnico Eagle Mines Limited	• IAMGOLD Corporation
•All peers are publicly traded
•92% Canadian headquartered / 8% U.S.
•All peers within the mining industry
− 75% Gold
− 25% Diversified Metals & Mining
•Across the various size measures, Yamana is positioned around median of the sample
•All peers have complex operations with international mine sites (operating and / or exploration projects) outside North America

• Alamos Gold Inc.	• Kinross Gold Corporation
• B2Gold Corporation	• Kirkland Lake Gold Ltd.
• Barrick Gold Corporation	• Lundin Mining Corporation
• Centerra Gold Inc.	• Newmont Mining Corporation
• First Quantum Minerals Ltd.	• Teck Resources Limited

The table below compares Yamana’s size relative to the peer group on five indicators. All financial information was collected from S&P Capital IQ.

Percentile	Revenue (last fiscal year) ($M)	Market capitalization (3 month average) ($M)	Assets (last fiscal year) ($M)	Gold production (last fiscal year) (000 ounces)	Total production (last fiscal year) (000 ounces) *
75th percentile	$5,350	$10,249	$26,145	1,964	2,464
Median	$2,194	$5,766	$7,854	746	1,203
25th percentile	$1,149	$3,098	$3,254	435	813
Yamana	$1,612	$3,557	$7,117	900	1,155

* Total production reflects gold equivalent ounces, including gold, silver and copper production.

ELEMENTS OF EXECUTIVE COMPENSATION AND DECISIONS FOR 2019

New for 2019 – TSR modifier
We are introducing a new TSR modifier that adjusts the value of calculated short-term incentive awards and long-term incentive grants based on Yamana’s total shareholder return (TSR) relative to our compensation peer group over multiple performance periods. See page 56 for information about our compensation peer group, which is made up of mining industry peers. Adjustments are downward only.

Base salary

2019 salary for Peter Marrone reflects a moderate increase of 2%. The increase for Daniel Racine is a result of his promotion to the role of President and CEO. The increase for Jason LeBlanc of 14.2% reflects the appropriate positioning of his base salary in relation to his transition to the CFO role. Increases of 5.8% and 2.6% for Yohann Bouchard and Gerardo Fernandez, respectively, reflect adjustments that are commensurate to prevailing market conditions.

In all cases, the committee benchmarked the executive salaries to the market, and validated its findings and recommendations for salary adjustments with its external compensation consultant (see page 56).

	2018 base salary ($)	2019 base salary ($)
Peter Marrone	1,551,316	1,582,342
Daniel Racine[1]	662,069	1,000,000
Jason LeBlanc	341,445	390,000
Yohann Bouchard	368,477	390,000
Gerardo Fernandez	380,000	390,000
1. Daniel Racine’s 2019 base salary was increased to $1,000,000, as a result of his role as President and CEO. The 2018 amount is a mix of his base salary as Executive Vice President, Chief Operating Officer for seven months and as President and CEO for five months. His salary was increased to $1,000,000 as of January 1, 2019.

Short-term incentive awards

Short-term incentive awards are based on an assessment of corporate and individual performance, within a range of 0% to 200% of a named executive’s target award, calculated as a percentage of base salary.

The following formula is used to calculate each executive’s short-term incentive award:

Calculating the performance score for 2019
At the beginning of the year, corporate and individual performance measures and targets are set, and these support our corporate strategy. At the end of the year, performance is assessed against those measures and targets to calculate the performance multiplier, as described below. The board approves the final corporate score.

2019 corporate score
Corporate performance is measured across five categories. Specific measures within each category are expected to be generally the same from year to year, although the business and corporate development measures will change depending on our annual business objectives. Threshold, target, stretch and maximum levels of performance are defined for the various measures at the start of the year as part of the annual budget process.

2019 corporate performance was evaluated for each of the performance categories and measures, by reviewing actual results within a pre-defined performance scale. Target and actual results reflect our consolidated operations.

The 2019 corporate performance score was calculated at 146.3%, based on the achievement of specific goals in five key areas: operational, financial, exploration, HSEC and business development.

After an additional review of company relative total shareholder return performance, market conditions and share price performance, the committee and board approved the calculated corporate performance score and chose not to use their discretion to make an adjustment because they felt the calculated score appropriately reflected 2019 performance.

Performance scale
Each performance measure was reviewed within a performance scale, ranging from 0% for below threshold performance, up to 200% for maximum performance.

See page 62 for a discussion of this year’s performance measures and results.

2019 scorecard
The table below summarizes the weighted categories and measures to evaluate performance for 2019.

	Measure	Weight	Description	Rationale
Operational	Gold production	17.5%	Total ounces of gold produced	Meeting production targets is our baseline to achieving our financial performance and demonstrates strength in our planning/execution cycle. As part of ongoing analysis, the relative weighting of gold, silver and copper production are set each year to ensure that production of various metals is reflective of their contributions to the company based on proportional expected revenue generation by each metal.
25% weight	Silver production	5.0%	Total ounces of silver produced
	Copper production	2.5%	Total pounds of copper produced
Financial	Cash flow	12.5%	Total cash flow from operations before net change in working capital	The ability to produce strong operating cash flow throughout the commodity price cycle ensures sustainability of our business model and further guarantees that capital is consistently available to reinvest in the business and return to shareholders. Cash flow will be impacted by changes in metal prices, which are outside of our control.
30% weight			Total cash flow from operations after working capital changes and sustaining capital
			Total cash flow from operations after net working capital changes and sustaining capital, interest and dividend payments
	Co-product all-in sustaining cash costs	7.5%	Co-product all-in sustaining cash costs from continuing operations per ounce of gold, excluding hedges	We believe that co-product all-in sustaining cash costs represent the primary metric defining the company's efficiency and ability to adjust to changing commodity prices. Maintaining a low all-in sustaining cost structure and adjusting costs to market conditions to maintain positive margins will drive shareholder value.
	Cash flow returns on invested capital	10.0%	Cash flow returns on invested capital (see page 48) achievements in the current year against the average of the previous three years	The Company's objective is the maximization of cash flow returns on invested capital, first on producing and then non-producing assets. Within our producing portfolio, the focus remains on the growth of mineral reserves and mineral resources resulting in mine life extensions. For non-generating cash assets, we look at value and return maximization. We will also consider alternative options for generating returns on the non-producing portion of its portfolio from the monetization of those assets.

Exploration	Exploration indicators	15.0%
Across all indicators, consideration will be given to the quality of new discoveries, taking into account the specific grade, proximity to mine, degree of difficulty to extract, and in relation the corresponding life of mine position.
2019 indicators:
•mineral reserve replacement of gold, silver, and copper
•number of mines replacing ounces
•increase in mineral resources
•comparison of mine life index.

Mineral reserve and resource replacement and growth target is as of December 31.

We believe that it is important to measure mineral reserve and resource replacement and growth globally and on a mine-by-mine basis.

We recognize that not all gold ounces have equal rating: the discovery and conversion of new ounces at producing mines may have more bearing than mineral reserves and resources elsewhere. The board will consider:
•the quality of the ounces
•where the ounces occur in relation to where they have been depleted
•whether the ounces are associated with any business development opportunities like a potential acquisition or sale of assets.

Life of mine index compares the year over year annual average company-wide life of mine based on proven and probable reserves.
			Mineral reserve and resource replacement and mineral reserve growth are key to maintaining and improving shareholder value. Mineral reserve replacement is an annual goal that is measured by the development of new resources that are evaluated for mineral reserve classification. It is common that mineral reserve growth may occur at one or several mines in one year and at other mines in subsequent years due to available new resources to convert, development plans and capital deployment decisions. As such, mineral reserve replacement on a corporate reporting scale is a notable achievement, and growth beyond that is aptly considered a stretch goal.
15% weight
Health, safety, environment, community (HSEC) 15% weight	Health and safety	5.0%
Total recordable injury frequency rate (includes loss time, modified duty and medical aid incidents). A fatality based on an industrial event at the mine, plant or otherwise related to operations would automatically score a zero on this measure. Factors that are outside the control of the company and not related to operations would not be considered.
			Our vision of “One Team, One Goal: Zero” is a clear indication that creating value includes managing any potential impacts we may have on our employees, our communities and the environment, and enhancing our social license.
	HSEC performance	10.0%
Well-implemented HSEC systems will reduce risk and improve our HSEC performance. We include the performance of our contractors in assessing our overall health and safety performance.

2019 indicators:
1.HSEC Improvement Plan Targets
2.Reporting of High Potential Incidents of Low Actual Consequence (Part 1 + Part 2)
3.No level 4 or higher environmental incidents, defined as incidents that extend beyond site boundary, require informing the public, and would take longer than one year to remediate
4.No level 4 or higher community incidents, defined as incidents that threaten our social license, cause severe community reaction, and require support from a third party
5.Integration of environmental KPIs throughout Yamana
6.Tailings management review against global best practice
7.SLO Index strategy and action plans

Business and corporate development	Strategic initiatives	7.5% Demonstrate value accretion	Business and corporate development initiatives support the corporate strategy for 2019.
15% weight		7.5% Technical services

The following pages summarize the calculation of our corporate performance for 2019, which resulted in a total score of 146.3%.

Target and actual results reflect our consolidated operations.

	Operational (20%)	Financial (30%)	Exploration (15%)	Health, safety, environment and community (15%)	Business corporate development (20%)	Total (100%)
Score	26.5%	50.1%	23.4%	23.8%	22.5%	146.3%

Operational (25% weight)										26.5%
	Threshold 50%	Target 100%	Stretch 150%	Maximum 200%	Result	Achievement		Weight		Score
Gold production (000 ounces)	856	901	924	947	900	99%	x	17.5%	=	17.3%
Silver production (000 ounces)	10,027	10,554	10,818	11,082	10,640	116%	x	5.0%	=	5.8%
Copper production (000 pounds)	56,938	59,935	61,433	62,931	61,073	138%	x	2.5%	=	3.4%
In 2019 total production guidance was exceeded for both gold and silver. Exceeded gold production guidance for the year with annual production of 900,339 ounces, compared to guidance of 899,000 ounces. Exceeded silver production guidance for the year with annual production of 10,640,156 ounces compared to guidance of 10,000,000 ounces, representing a significant over-performance of 6%. STI targets are set at internal budgets, which contain a greater degree of stretch than guidance values. Performance against these stretch targets for 2019 was at or above target levels.
Financial (30% weight)										50.1%
	Threshold 50%	Target 100%	Stretch 150%	Maximum 200%	Result	Achievement		Weight		Score
Cash flows ($000s):					Average	196%	x	12.5%	=	24.4%
From operations before net change in working capital	461,057	485,323	497,457	509,590	590,535	200%
from operations after sustaining capital	303,982	319,981	327,980	335,980	333,849	187%
from operations after sustaining capital, interest and dividends	202,838	213,513	218,851	224,189	225,943	200%
Co-product all-in sustaining cash costs ($ per gold ounce)	1,003	955	931	907	978	75%	x	7.5%	=	5.7%
Cash Flow Returns on Invested Capital (CROIC) achievements in the current year against the average of the previous three years	Equal to the average of the previous three years	110% of the average of the previous three years	120% of the average of the previous three years	130% of the average of the previous three years	152%	200%	x	10.0%	=	20.0%
Cash flow is viewed from a number of different perspectives, and we take various approaches in our assessment of financial performance related to cash flow. While comparing cash flows to target, the comparison is impacted by the assumed metal prices included in the target calculation versus the actual realized prices, which will differ in the comparison. While cash flows are impacted by metal prices, co-product all-in sustaining costs (AISC) is a measure that is more within our control as it is not impacted by metal prices. All-in sustaining cost metrics reflect our ability to maintain a low cost structure and the flexibility to adjust to market conditions, resulting in a positive margin to drive shareholder value. In 2019 we successfully achieved the maximum score for two of our cash flow targets, and stretch for the third. Results were impacted by higher gross margins due to favourable and higher-than-budgeted metal prices along with strong production at the Company’s operations and stable costs. To calculate cash flow metrics, we reduced cash from working capital by approximately $21.0M, which represents the positive working capital results from an unplanned deferral of payables due to timing of receipt of invoices. The late receipt of invoices caused payable balances to increase above levels that are considered customary. The company anticipates that this seasonal buildup of payable balances will partly normalize in the first quarter of 2020. Lastly, to calculate cash flows, the company normalized dividend payments for the discretionary increase of $4.5M in the fourth quarter, which was not anticipated in the budget. Overall, 2019 AISC were higher than target, resulting in a threshold payout on the metric. The full year unitary costs for Total Yamana of $978 were impacted by the sale of Chapada on July 5, 2019 and the GEO ratio. The sale of Chapada, which had been included in original guidance for the full year, resulted in an increase to 2019 AISC of approximately $30 per gold equivalent ounce (GEO). In addition, differences in guided versus actual GEO ratios negatively impacted costs on a per GEO basis. AISC also included the addition of funds that were deliberately spent on sustaining exploration capital to further advance robust drilling results being obtained across the company's operations. Despite the additional spend, the company was able to do so without impacting margins, which improved due to the rise in metal prices. In 2019, we successfully increased CROIC, and exceeded the average for the last three years by 152%, demonstrating a continually improved ability to earn returns on assets. The positive results were benefited by higher gross margins due to favourable and higher-than-budgeted metal prices along with strong production at the Company’s operations and stable costs.

Exploration (15% weight)									23.4%
	Threshold 50%	Target 100%	Stretch 150%	Maximum 200%	Result	Achievement	Weight		Score
Mineral reserve replacement								=	23.4%
Gold (000 ounces)	515	542	556	569	1,154	200%	3.2%	=	6.4%
Silver (000 ounces)	11,026	11,606	11,896	12,186	17,374	200%	0.6%	=	1.1%
Copper (000 pounds)	204,250	215,000	220,375	225,750	NA	NA	0.00%	=	0.0%
Number of mines replacing ounces	25%	50%	75%	100%	75%	150%	3.8%		5.6%
Increase in mineral resources (000 ounces)	437	460	472	483	677	200%	3.8%		7.5%
Comparison of mine life index (years)	8.7	9.7	10.7	11.7	9.2	75%	3.8%		2.8%
Mineral reserve depletion for 2019 was fully replaced on a consolidated basis, increasing by 8% year on year excluding assets disposed of in 2019. Mineral resources also increased on a consolidated basis with measured and indicated mineral resources remaining relatively unchanged and a substantial increase in inferred mineral resources of 27%.

Jacobina increased gold mineral reserves by 19% over and above 2019 production depletion, based on updated models from Morro do Vento, João Belo, Canavieiras South, Canavieiras Central and Serra do Córrego mines. The conversion of measured and indicated mineral resources to mineral reserves is partially responsible for a modest decrease in gold measured and indicated mineral resources. Inferred mineral resources increased by 398,000 ounces of gold, a 39% increase from year end 2018. During the year, the Company announced increases to mineral reserves and mineral reserve grades at Jacobina of 8.6% and 2.6%, respectively, versus year-end 2018.

At Cerro Moro, mineral reserves changed due to 2019 depletion, and, given the company’s expanded experience with mining Cerro Moro ore bodies over the past year and a half, the company was able to further refine its geological understanding and incorporate that understanding into the geological model, improving model predictability. Inferred mineral resources increased by 29% and 10% for gold and silver, respectively, compared to the prior year, from the addition of promising new structures.

El Peñón's mineral reserves both replaced 2019 depletion and further increased such mineral reserves by 15% and 21% for gold and silver, respectively, as the result of positive infill drilling and mine design optimization. Gold measured and indicated mineral resources increased by 66%, while silver increased by 70% compared to the prior year, due to the positive exploration results from numerous secondary vein structures in the east mine and adjustments to the mineral resource classification criteria. Lower gold and silver inferred mineral resources reflect the conversion to indicated mineral resources.

At Minera Florida, the increase in mineral reserves reflects an increase due to positive drilling results at Pataguas, Don Leopoldo, Fantasma and PVO Sur, amongst others, and block model revisions. These increases were partially offset by mine depletion. Mineral resources remained relatively unchanged as infill drilling resulted in conversion from inferred mineral resources to measured and indicated mineral resources. Other changes to calculation parameters also had the impact of modestly decreasing inferred mineral resources, which was partially offset by new discoveries.

Health, safety, environment and community (HSEC) (15% weight)										23.8%
	Threshold 50%	Target 100%	Stretch 150%	Maximum 200%	Result	Achievement		Weight		Score
Health and safety Total recordable injury frequency rate (TRIFR) reduction (%)	—%	10%	12.5%	15%	5%	75%	x	5.0%	=	3.8%
HSEC performance Achievement of HSEC indicators	100% of 4 indicators	100% of 5 indicators	100% of 6 indicators	100% of 7 indicators	100% of 7 indicators	200%	x	10.0%	=	20.0%
Achievement of HSEC indicators is determined based on the number of indicators completed:

Site-specific
1. HSEC improvement plan targets
2. Reporting of high potential incidents of low actual consequence (Part 1 + Part 2)
3. No level 4 or higher environment incidents (incidents that extend beyond site boundary, requires informing the public, remediation would take longer than 1 year)
4. No level 4 or higher community incidents (incidents in which social license is threatened, severe community reaction, requires support from third party)

Corporate
5. Integration of environmental KPIs throughout Yamana
6. Tailings management review against global best practice
7. SLO index strategy and action plans

Health, safety, environment and community relations programs are integrated into all our operations. Yamana recognizes the importance of striving to meet and exceed our corporate social responsibility objectives and the role these efforts have in delivering on our overall objective of creating value for all stakeholders.

The company's Total Recordable Injury Frequency Rate was 0.57 for 2019, representing a 5% decrease from 2018, and a 24% decrease over the past 3 years. El Peñón has completed 2019 without a Lost Time Injury for the second consecutive calendar year, marking over 8.9 million work hours without a Lost Time Injury. Overall, Yamana achieved a fourth year with no material environmental or social incidents.

The exceptional efforts in achieving maximum level performance across a range of HSEC indicators reflect the continuous work on Health and Safety improvement plans, sharing of key learnings and heightened focus on Fatal Risk Protocols and Critical Controls. Overall, TRIFR was reduced, there were no significant environmental or social incidents, and the mine sites improved their safety performance because of these indicators.
Business and corporate development (15% weight)										22.5%
	Targets					Achievement		Weight		Score
Demonstrate value accretion	Advance one or more corporate initiatives and transactions which further improve balance sheet thereby creating further financial flexibility for advancement of exploration, development of projects and delivering increasing cash returns to shareholders. Continue to review further development and monetization options relating to the asset portfolio including Suyai, Agua De La Falda, Jeronimo and LeaGold.					150%	x	7.5%	=	11.25%
Technical services (projects)	Advance the integration plan for Agua Rica among the multilateral stakeholders including partners of Alumbrera, national and provincial governments in Argentina and various state entities. Advance the pre-feasibility and feasibility studies for the development of Agua Rica.					150%	x	7.5%	=	11.25%
The initiatives included the completion of the sale of the Chapada mine for approximately $1B US in total consideration that significantly improved the Balance Sheet of the company, providing financial flexibility. Also evaluated and advanced other initiatives to further improve shareholder returns that will continue in 2020.

Signed the agreement for the sale of the royalties portfolio for a total consideration of over $90M USD, which is expected to close in Q1 2020. Advanced other strategic initiatives that will continue in 2020, with a process ongoing for ADLF (Jeronimo), Don Sixto and others

An integration agreement was signed with JV partners whereby the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited. The Technical Committees and Business Committees were created with the Integration partners providing direction to the project. The project continues to advance on permitting, technical and strategic aspects in coordination with the different stakeholders

Pre-Feasibility Study for Agua Rica was completed. Positive PFS results underscored Agua Rica as a long life, low-cost project with robust economics and studies were advanced to optimize Agua Rica in preparation for a planned Feasibility Study in 2020.
Overall score (out of 100)										146.3%

You can find more details about our performance in our management’s discussion and analysis (MD&A) on our website (www.yamana.com). Some of our measures are not calculated according to generally accepted accounting principles (GAAP). See page 85 for details.

Performance is considered on a per share measure
We consider performance under our short-term incentive plan on a per share measure. Our share count was unchanged in 2019 (other than very modest changes based on approved share compensation), so our per share performance and aggregate performance are the same. Information is presented in aggregate rather than per share in the balanced scorecard for the short-term incentive plan for comparison purposes to the prior year although the measure was considered, and will be considered, per share. There may be occasions in certain circumstances in which per share measures will not accurately reflect performance. An example would be an acquisition of a pre-production asset for shares, which would increase the share count but decrease cash flows per share. In those situations, the per share measure will be taken into account, but some consideration will be given to the aggregate. Mostly, per share measuring is used in production, cash flows and mineral reserves.

2019 individual performance
We assess performance against quantitative and qualitative goals set for each individual at the beginning of each year. Goals are designed to support our strategy and help assess the executive’s individual performance in their role.

The compensation committee assesses the performance of the Executive Chairman and the President and CEO and recommends individual scores to the board for approval. The President and CEO assesses the performance of the other named executives and recommends the individual scores to the compensation committee for review and approval. The board assesses the named executive’s contribution to the corporate balanced scorecard for the short-term incentive and the executive’s individual performance against quantitative and qualitative goals that were set at the beginning of the year. The board then uses its informed judgment to assign an individual performance score. The target is 100%, but individual scores can range from 0% to 200%.

For 2019 individual performance, the board considered the achievements of each named executive in the context of the 2019 short-term incentive balanced scorecard in relation to items within their control, their individual accountabilities and their individual goals.

The table below summarizes the individual achievements of each named executive and their individual performance score, used to determine 30% of the short-term incentive award for 2019. Based on individual performance and contributions to overall company performance, all named executives received an individual score of 146.3% of target.

Achievements in 2019	Score (%)
Peter Marrone
• Provided strategic leadership in the promotion of a high quality, diversified portfolio of long life assets, lower geopolitical risk, favourable cost position, strong balance sheet with increasing cash flows and a track record of consistency.

• Completed and advanced several strategic initiatives including the integration of Agua Rica with Alumbrera, requiring engagement with various commercial, governmental and state-owned parties, which resulted in a brownfields project with significantly reduced risk.

• Through the sale of Chapada, and resulting improvement to the balance sheet and the reduction of debt, repositioned the company for future growth and value generation. Total debt decreased by $710.8 million and net debt decreased by $771.1 million.

• Enhanced focus on ESG strategy including risk management, continued link of sustainability indicators to compensation, and executive and board level oversight of sustainability topics.

• Realigned the reporting of the tailings management to top leadership with regular reporting to the board of directors and regular internal audits and semi-annual external audits on dam safety. All tailings facilities completed Dam Break Analyses and have Emergency Response Plans in place.

• Achieved production platform of over 1 million gold-equivalent ounces with all-in sustaining costs below $1,000/GEO.

• Cumulatively, increased dividend by 150% in less than 8 months. The company also adopted a policy of treating dividends, on a per ounce basis, and established a program to create a reserve fund to maintain sustainability of the dividend for a minimum of three years.

• Sponsored and supported the business combination of Leagold Mining and Equinox Gold to create a stronger, more robust and liquid company, thereby protecting our investment and creating more opportunities for future value creation from that investment.

• Initiated a process relating to the sale of our royalties portfolio.

• Created a policy and procedures for capital allocation and implemented various programs and processes designed to focus and improve on the generation of free cash flow.

• Supported an exploration plan, which saw significant increases in resources and reserves and the creation of a generative exploration program for longer-term organic growth.
146.3% Between meets and exceeds expectations

Daniel Racine	• On a gold equivalent basis, total precious metals production exceeded expectations for the year with an annual production of 1,024,454 GEO compared to guidance of 1,010,000 GEO. Silver production significantly outperformed at 6% above guidance.

• In 2019, successfully increased CROIC, and exceeded the average for the last three years by 152%, demonstrating a continually improved ability to earn increasing returns on assets.

• 2019 Cash Costs of $667/GEO and AISC of $978/GEO were in line with guidance ranges and after inclusion of adjustments noted during the year, including the removal of production from Chapada in H2, decision to spend more on exploration and the higher GEO ratio observed.

• Replaced Mineral Reserves and Increased Mineral Resources with a 27% increase in Inferred Mineral Resources.

• Promoted the company’s goal of 'One Team, One Goal: Zero'. Total Recordable Injury Frequency rate was 0.57 for 2019, a 5% decrease from 2018 and a 24% decrease over the past 3 years.

• There were no fatalities in 2019, no significant environmental or social incidents, and a further 5% reduction in Total Recordable Injury rate. Year over year improvements in health and safety metrics are moving towards leading metrics, resulting in maximum level performance of HSEC leading indicators.
146.3% Between meets and exceeds expectations
Jason LeBlanc
• Delivered on financial results by maintaining a strong and flexible balance sheet for the execution of our 2019 business plan.

• Extended the company’s 5-year revolving credit facility, including decrease in borrowing costs by 5 bps.

• Early retirement of $415mn of private placement and public notes.

• Led successful gold and foreign exchange hedging programs during the year

• Removal of negative trend from the Company corporate credit rating with Moody’s.

• Negotiated and executed the sale of the Gold Price Instrument for $65.5 million.

• Contributed to corporate restructuring and the reduction of G&A during the year of approximately $8 million.

• Structured the sale of Cerro Moro concentrate during Q2 to ensure the company met its quarterly objectives.

• Developed Cerro Moro VAT monetization and lending facility.

• Contributed and supported the Chapada sales agreement and execution.
146.3% Between meets and exceeds expectations
Yohann Bouchard	• Effectively executed the operations agenda to deliver on targets defined by Yamana’s strategic plan. Gold and copper production exceeded production guidance and budgets. Silver production exceeded guidance.

• Operational results were delivered at costs in line with expectations and with strong safety performance as well as respect for the environment and our communities.

• The strong track record established by the Company on operations together with strengthened mine plans and mining mostly developed reserves, support the view that strong operational performance will continue for the next several years.

	• Promoted the company’s goal of 'One Team, One Goal: Zero' across all operational sites. Total Recordable Injury Frequency rate was 0.57 for 2019, a 5% decrease from 2018 and a 24% decrease over the past 3 years.	146.3% Between meets and exceeds expectations
Gerardo Fernandez	• Advanced corporate initiatives and transactions, which further improved balance sheet thereby creating further financial flexibility for advancement of exploration, development of projects and delivering increasing cash returns to shareholders.

• Continual preparations to review further development and monetization options relating to the asset portfolio including Suyai, Agua De La Falda, Jeronimo and LeaGold.

	• Advanced the relevant projects in the portfolio in order to maximize shareholder value. Advanced the integration plan for Agua Rica among the multilateral stakeholders including partners of Alumbrera, national and provincial governments in Argentina and various state entities.	146.3% Between meets and exceeds expectations

2019 short-term incentive awards
Short-term incentive awards were determined based on the corporate performance score (see page 62) and individual performance scores (see page 65), which were then reviewed for alignment to the company's relative 1-year total shareholder return performance against company peers.

The company's 1-year total shareholder return position against peers was above the median at the 90th percentile and therefore no downward adjustment was applied to the final STI score.

For 2019, consistent with other named executives, Mr. Marrone’s calculated short-term incentive award was $2,894,301, equal to 146.3% of the 125% target (183% of salary). However, following a further review of company performance, in particular total shareholder return over the past five years, within the context of informed judgment, Mr. Marrone elected to receive and the board approved an actual short-term incentive award of $2,170,726 (137% of salary), equal to 75% of the calculated value.

	Base salary ($)	x	Incentive target (% of base salary)	x	Corporate score (see page 62)			+	Individual score (see page 65)			=	Total Score	TSR Modifier	Final STI Score	Calculated award value ($)	=	Actual award value ($)
Peter Marrone	1,582,342		125		146.3	70%	102.4		146.3	30%	43.9		146.3	no impact	146.3	2,894,301		2,170,726
Daniel Racine	1,000,000		125		146.3	70%	102.4		146.3	30%	43.9		146.3	no impact	146.3	1,829,125		1,829,125
Jason LeBlanc	390,000		100		146.3	70%	102.4		146.3	30%	43.9		146.3	no impact	146.3	570,687		570,687
Yohann Bouchard	390,000		100		146.3	70%	102.4		146.3	30%	43.9		146.3	no impact	146.3	570,687		570,687
Gerardo Fernandez	390,000		100		146.3	70%	102.4		146.3	30%	43.9		146.3	no impact	146.3	570,687		570,687

Long-term incentive awards

Long-term incentive awards are based on an assessment of leading performance indicators, within a range of 50% to 150% of a named executive’s target award, calculated as a percentage of base salary.

Target grant values are defined for each named executive (expressed as a percentage of base salary), with reference to the market median of our industry peer group for expected levels of performance.

We use the following formula to determine the value of each executive’s long-term incentive grant. Historically the board has not considered the value of outstanding awards when setting the value for new grants:

2019 suite of leading performance indicators

The illustration below encapsulates the four categories of leading performance indicators: Financial, Operational, People and Growth.

The following summarizes the review of corporate long-term performance.

Financial

- Cash flow returns on invested capital and internal rates of return
- Generation of cash flow, free cash flow and efforts towards improvements in cash flow and free cash flow
- Material improvements to balance sheet

Operational

- Reputation and license to operate
- Community, safety and sustainability
- Reliability of planning and operations
- Optimizations and improvements to operations
- Balance between production and costs
- Mitigation of risk

People

- Refinement of organizational structure
- Succession planning for key roles
- Unplanned/voluntary turnover
- Retention and attraction of talent

Growth

- Mine site development / exploration
- Future extension of mineral reserve life and ounces of measured and indicated mineral resources and inferred mineral resources
- Progress of capital projects (milestone achievements)
- Execution of the longer-term business strategy

Other considerations: Commodity price environment, Yamana's share price, total shareholder return

Financial – An important long-term objective of Yamana continues to be the improvement of overall financial performance and in particular the maximization of cash return on invested capital.	Operational – Our objective continues to be to mine effectively, profitably, and safely.
Strong financial position
•Yamana's financial position continues to be strong and is expected to improve further into 2020.

Improved financial flexibility
•Total debt decreased by $710.8 million and net debt decreased by $771.1 million to $889.1 million, at the lowest level since Q3 2013.

Delivered on financial results
•Net earnings of $14.6M or $0.02 per share and adjusted net earnings of $26.7M or $0.03 per share
•Cash flows from operating activities before change in net working capital of $176.6 million
•Free cash flow before dividend and debt repayments during the quarter was $73.4 million
•Cash balances increased to $158.8 million, in comparison to $99.9 million as of the end of the prior quarter, an increase of $58.9 million

Reduced net debt from strong cash flow results
•Net debt decreased by $59.8 million, as a result of increased cash balances primarily attributable to the significant increase in cash flows
•With increased margins and cash flow, cash balances are expected to increase to create a reserve fund which can support a sustainable dividend at a higher level through the cycle. Cumulatively increased our dividend by 150% to $0.05 per share annually from $0.02 per share in less than eight months
Corporate social responsibility creating value Yamana recognizes the importance of striving to meet and exceed our corporate social responsibility objectives and the role these efforts have in delivering on our overall objective of creating value for all stakeholders. Recent highlights include: Total Recordable Injury Frequency Rate decreased 24% over the past 3 years. El Peñón completed 24 consecutive months with zero Lost Time Injuries, marking over 8.9 million work hours without a Lost Time Injury. Achieved a fourth year with no material environmental or social incidents All mine sites are ISO/OHSAS & Cyanide Code certified and have implemented the Responsible Gold Mining Principles We are continuing efforts and successes for strong community relations and effectively managing social license to operate and continue building the company’s reputation as a responsible corporate citizen: All sites have now completed at least one year with the Social License to Operate Index, which measures community perception of our ESG performance. Externally assured that our gold is Conflict Free. Included in Jantzi Social Index for 10 consecutive years. ESG performance ranked in top 10% of peers by ISS (2019). Repeated host country employment and procurement rates above 90%. Production guidance exceeded Exceeded 2019 production guidance for both gold and silver. Silver production significantly outperformed at 6% higher than guidance. Exceeded 2019 GEO guidance with annual production of 1,024,454 GEO compared to guidance of 1,010,000 GEO Operational highlights: Jacobina: Record quarterly production of 41,774 ounces and all-time high full year production of 159,499 ounces. El Peñón: Highest quarterly and yearly production since rightsizing the operation in late 2016. Gold production for the quarter was 48,131 ounces and full year production was 159,515 ounces. Canadian Malartic: Produced 85,042 ounces (50% basis) during the quarter and 334,596 ounces (50% basis) for the year, well in line with budget. Minera Florida: Produced 20,080 ounces the quarter, including over 8,200 ounces in a standout month of December. Cerro Moro: Produced 26,568 ounces of gold and 1,584,904 ounces of silver during the quarter, with full year gold production of 120,802 ounces and full year silver production exceeded plans with 6,322,864 ounces. The strong track record established by the Company on operations together with strengthened mine plans and mining mostly developed reserves, support the view that strong operational performance will continue for the next several years.

People – Yamana strives to ensure that it possesses high quality leadership in each critical function, working together in an integrated and effective manner.	Growth – Our objective is to maximize quality growth of production for the purpose of significant increases in cash flow.

G&A reduction
•Streamlined and repositioned the organization commensurate to the number of mines under administration. Total annualized labour (G&A) savings of $14M USD were achieved, exceeding initial target. This exercise also realized an actual reduction of 30% of headcount across all functional areas at our corporate and regional offices.

Employee engagement survey action planning
•Successfully completed the action planning process of the 2018 Employee Engagement Survey. The Employee Engagement Survey was launched in Q3 2018 to over 4,300 employees, resulting in a 95% response rate, and a total engagement score of 94%. Yamana showed continuous improvement over previous 2015 and 2012 survey levels. Aggregate scores for the company were well above the Global Mining Index, and also the High Performing Company norms administered through an independent, global service provider.

Implemented supervisor training
•The Leadership, Excellence & Development program (LEAD), launched to 400 front line supervisors across the organization delivered over 80 hours of role specific training in a consistent format across all jurisdictions over a two-year period, remains on track, with the first graduating class at Jacobina. The program aims to provide a consistent and focused curriculum to develop skills in effective leadership, operational efficiency and health & safety.

Completed succession planning
•Completed an enterprise-wide succession planning exercise across all operations, corporate functions and exploration to create an assessment of the strengths/weaknesses within each group and identify employees with higher potential for advancement. Individual development plans were established for those identified.

Realigned tailings management
•Realigned the reporting of the tailings management to top leadership with regular reporting to the board of directors and regular internal audits and semi-annual external audits on dam safety.

Focus on the inclusion of diversity
•Advanced the Inclusion of Diversity initiative by developing a framework for launch in 2020 with the aim of promoting awareness, building and maintaining a diverse workforce and cultivating an inclusive culture (see page 34).

Delivered significant exploration updates and discoveries
•Announced the East Gouldie discovery, a new mineralized zone at the Canadian Malartic mine, which significantly contributed to inferred mineral resources. On a 50% basis, the zone added 12.8 million tonnes of ore at 3.34 g/t for 1.37 million ounces(i)
•Announced significant exploration updates at Cerro Moro, El Peñón, Minera Florida. At Jacobina, announced mid-year updated estimates for mineral reserves and mineral resources including an after depletion 8.6% increase to year-end 2018 mineral reserves

Replaced mineral reserves, increased mineral resources
•Mineral reserve depletion for gold in 2019 was fully replaced on a consolidated basis, excluding assets sold in 2019
•Measured and indicated mineral resources for gold increased, and there was a 27% increase in inferred mineral resources

Completed and advanced several strategic initiatives
•Jacobina: Advancing phase 1 optimization to sustain 6,500 tpd. Expect a completed PFS in Q1 2020 to identify expansion scenarios, evaluate economics, and determine a development schedule(ii)
•Agua Rica: Signed an integration agreement with Glencore and Newmont to use the infrastructure and facilities of Minera Alumbrera, carrying significantly less development risk. Announced positive PFS results, underscoring Agua Rica as a long life, low-cost project with robust economics. Studies were advanced to optimize Agua Rica in preparation for a planned feasibility study in 2020. Signed agreements with local stakeholders paving the path for development and started permitting process.
•Completed the sale of Chapada and received initial upfront cash consideration of $800 million on closing, in addition to other consideration.

2019 gold
•Mineral reserve depletion was fully replaced on a consolidated basis excluding assets sold
•Measured and indicated mineral resources increased
•Inferred mineral resources increased 27%

•Canadian Malartic drilling, particularly at East Malartic and East Gouldie, resulted in the 111% increase in inferred mineral resources. At East Malartic, resources below 1,000 metres in depth were reported for the first time. At East Gouldie, inferred mineral resources are relatively high grade at 3.34 g/t diluted

•El Peñón's mineral reserves both replaced 2019 depletion and further increased such mineral reserves by 15% for gold and 21% for silver. Gold measured and indicated mineral resources increased by 66%, while silver increased by 70% compared to 2018

•Cerro Moro's inferred mineral resources increased by 29% and 10% for gold and silver respectively compared to 2018

•Jacobina, in September 2019, announced increases to mineral reserves and mineral reserve grades at Jacobina of 8.6% and 2.6%, respectively, versus year-end 2018. Jacobina increased gold mineral reserves by 19% over and above 2019 production depletion.

•At Minera Florida, the increase in mineral reserves reflects an increase due to positive drilling results at Pataguas, Don Leopoldo, Fantasmaand PVO Sur, amongst others, and block model revisions.

•At Agua Rica, proven and probable gold mineral reserves increased by 13% to 7.4 million ounces. Proven and probable copper mineral reserves increased from year end 2018 by 21% to 11.8 billion pounds.

Determining the awards

The board set the grant value of long-term incentives at 100% of target. While there were notable achievements, which are expected to increase shareholder value over a longer-term horizon, there was a discretionary downward adjustment to long-term incentive grant values based on comparison of three and five-year relative total shareholder return compared to mining industry peers.

The company’s three-year total shareholder return was above the median of our mining industry peers, resulting in a low concern and no therefore adjustment. The five-year total shareholder return value was in the bottom quartile, resulting in a high concern and therefore a downward adjustment to the long-term incentive score. Grants were reduced by 20% resulting in a final long-term incentive score of 80% of target.

2019 long-term incentive grant

Based on the performance results described above, the board approved long-term incentive grants for 2019 at 80% of target for each named executive.

For Mr. Marrone, the calculated grant value was $2,848,216 after taking into account the TSR modifier, equal to 80% of his 225% target (180% of his salary). However, following a further review of company performance, in particular the comparison of 5-year relative total shareholder return against company peers, within the context of informed judgment, Mr. Marrone elected, and the board agreed, to receive an actual long-term incentive award of $2,136,162, equal to 75% of the calculated grant value.

Mr. Racine received a long-term incentive award of $1,800,000; after the application of the TSR modifier, the final value was equal to 80% of his 225% target (180% of his actual salary) (see page 71).

The table below shows the calculated 2019 long-term incentive grants awarded to the named executives for 2019 and the allocation to PSUs and RSUs.

	Base salary ($)	Target grant (% of base salary)	Performance score			Calculated grant ($)		Mix of vehicles (% of total)
				TSR modifier	Funding level		Actual grant ($)[1]	PSUs	RSUs	Stock options	DSUs
Peter Marrone	1,582,342	225%	100%	(20)%	80%	2,848,216	2,136,162	50%	50%	—	—
Daniel Racine	1,000,000	225%	100%	(20)%	80%	1,800,000	1,800,000	50%	50%	—	—
Jason LeBlanc	390,000	150%	100%	(20)%	80%	468,000	468,000	50%	50%	—	—
Yohann Bouchard	390,000	150%	100%	(20)%	80%	468,000	468,000	50%	50%	—	—
Gerardo Fernandez	390,000	150%	100%	(20)%	80%	468,000	468,000	50%	50%	—	—

Notes
1. Mr. Marrone elected, and the board agreed, to receive a reduced long-term incentive award equal to $2,136,162 (75% of the calculated grant value), split equally between PSUs and RSUs. See page [•] for the President and CEO’s performance score.
2. See page 65 for the President and CEO’s performance score.

2019 PSU awards
The 2019 PSU awards will vest at the end of 2022, based on Yamana’s three-year cumulative total shareholder return compared to the S&P/TSX Global Gold Index.

Performance	Yamana’s cumulative three-year TSR vs. S&P/TSX Global Gold Index	Vesting (% of grant)
Below threshold	more than 25% points below index	0%
Threshold	25% points below index	50%
Target	matches index	100%
Maximum	50% points above index	200%

The number of units that vest will be determined using the scale in the table to the right. If performance is between threshold and maximum, vesting will be determined on a straight-line basis, between 0% and 200% of target. The amount includes any additional units issued as dividend equivalents for dividends paid on our common shares during the performance period.

The award will be paid out in cash, calculated by multiplying the number of units that vest by the volume-weighted average share price of Yamana common shares for the five trading days immediately before the last day of the performance period.

If our three-year TSR is negative, vesting is capped at target, regardless of our relative performance compared to the market index.

CEO COMPENSATION PROFILE

Daniel Racine was appointed President and Chief Executive Officer in August 2018 and previously served as Executive Vice President, Chief Operating Officer. Mr. Racine brings extensive operating and leadership experience to the role. A registered mining engineer, he has spent over 25 years in senior executive roles in global mining operations. Mr. Racine joined Yamana in 2014.

2019 leadership and performance
Mr. Racine led the operational performance of Yamana to execute on the long-term strategy of creating value for shareholders.

As part of these efforts, 2019 performance met or exceeded objectives across a number of key metrics and tactical priorities, which include but are not limited to the following:
•exceeding full year guidance for gold, silver and copper production
•delivering production at costs in line with or better than guidance
•increasing CROIC and demonstrating a continually improved ability to earn increasing returns on assets
•delivering exploration success by replacing Mineral Reserves and increasing Mineral Resources
•promoting the company's goal of One Team, One Goal: Zero and continuing efforts for strong community relations, managing social license to operate and building the company's reputation as a responsible corporate citizen

2019 compensation decisions
Mr. Racine’s total direct compensation for 2019 was $4,629,125, or 3% higher than his target direct compensation of $4,500,000.

Mr. Racine’s 2019 compensation includes a short-term incentive award of $1,829,125 and a long-term incentive grant of $1,800,000, allocated 50% to PSUs and 50% to RSUs, consistent with our policy for long-term incentive awards.

Actual
2019 total direct compensation	$4,629,125
vs. 2019 CEO target	3%

The table below compares Mr. Racine’s target CEO compensation for 2019 to his actual compensation for the year.

Elements of compensation		2019 CEO target compensation ($)	2019 actual ($)[1]
Base salary		1,000,000	1,000,000
Short-term incentive[1]	% of salary	125%	183%
	in cash ($)	1,250,000	1,829,125
Long-term incentive	% of salary	225%	180%
	in cash ($)	2,250,000	1,800,000
Total direct compensation		4,500,000	4,629,125
Pension[2]		337,500	424,369
All other compensation[3]		57,515	107,580
Total compensation		4,895,015	5,161,074

Notes
1. Short-term incentive award reflects a corporate score of 146.3% of target (70% weight) and an individual performance score of 146.3% (30% weight).
2. Pension value includes 15% of cash compensation (base salary + actual short-term incentive award).
3. All other compensation includes the total value of perquisites provided. ‘Target’ value is the three-year average of actual values disclosed for 2017 to 2019.

Compensation lookback

The table below compares the value of total direct compensation awarded to Mr. Racine for each of the past two years (as reported in each year's summary compensation table) to its realized and realizable value as at December 31, 2019.

What he actually realizes can vary significantly from year to year based on changes in share price, when the equity-based incentives vest and outstanding stock option awards are exercised. On December 31, 2019, the average realized and realizable value of total direct compensation he was awarded in 2018 and 2019 was 10% higher than the average of his original award. This compares to the average shareholder return of 46% over the same performance periods.

Year	Total direct compensation awarded ($)	Compensation realized and realizable as at December 31, 2019
		Performance period	Dollar value ($)	Difference (%)	TSR (%)
2018	2,577,694	2 years: Jan 1, 2018 to Dec 31, 2019	2,917,064	13	31
2019	4,629,125	1 year: Jan 1, 2019 to Dec 31, 2019	4,927,992	6	60
			Average (%)	10	46

SHARE PERFORMANCE

Total shareholder return (TSR) represents the overall financial benefit generated for shareholders (change in share price + dividends received) and is considered an effective measure of how the market evaluates the overall performance of a company over a specific period of time.

Since inception in July 2003, Yamana has taken a long-term view of performance. During the 16-year period to the end of December 2019, a long-term shareholder has experienced a cumulative return of 376%, or 10.2% on an annualized basis, with significant market volatility over shorter-term periods.

As illustrated by the graph below, we have experienced several cycles of significant over performance and shareholder return relative to our peers. The last few years have seen a decline consistent with the global gold industry. As we start a new cycle and take a longer-term view, we believe there is significant opportunity to increase shareholder value in the future through continued focus on safe and reliable production, higher operating margins, higher cash flows, and effective investment of capital.

The graph below shows the five-year return of $100 invested in Yamana common shares on December 31, 2014 compared to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index and Yamana’s mining industry peer group, assuming reinvestment of dividends. It also compares our share performance to total direct compensation (base salary + short-term incentives + long-term incentives) disclosed for named executives in the summary compensation table for the relevant year.

Total compensation paid to our named executives has closely tracked our TSR performance over time:

•decreasing proportionally in 2014 and 2015, consistent with our TSR trend and the global commodity price over this period of time. With efficient operations and a lower cost per ounce of gold produced, Yamana’s share price performance is generally more highly correlated to the gold commodity price compared to our industry peers
•remaining relatively consistent between 2016 and 2018.
•increasing in 2019 consistent with our 2019 TSR performance.

Total shareholder return
Total direct compensation (000s)
$350
$300
$250
$200
$150
$100
$50
$0
$200,000
$175,000
$150,000
$125,000
$100,000
$750,00
$50,000
$25,000
$0
$16,600
$8,441
$9,963
$10,348
$10,923
$14,804
2014
2015
2016
2017
2018
2019
S&P/TSX Composite Index
S&P/TSX Global Gold Index
Yamana peers
Yamana Gold Inc.
Total direct compensation (named executives)

Named executives
2014: Peter Marrone, Charles Main, Ludovico Costa, Greg McKnight, Sofia Tsakos
2015: Peter Marrone, Charles Main, Darcy Marud, Greg McKnight, Sofia Tsakos
2016: Peter Marrone, Charles Main, Daniel Racine, Darcy Marud, Greg McKnight
2017: Peter Marrone, Jason LeBlanc, Daniel Racine, Greg McKnight, Yohann Bouchard, Charles Main
2018: Peter Marrone, Daniel Racine, Jason LeBlanc, Greg McKnight, Yohann Bouchard
2019: Peter Marrone, Daniel Racine, Jason LeBlanc, Yohann Bouchard, Gerardo Fernandez

At December 31	2014	2015	2016	2017	2018	2019
S&P/TSX Composite Index	$100.00	$91.67	$111.00	$121.08	$110.32	$135.52
S&P/TSX Global Gold Index	$100.00	$89.87	$135.67	$137.50	$132.76	$187.60
Peer group average (see page 56 for details)	$100.00	$75.72	$147.41	$194.96	$213.25	$320.08
Yamana Gold Inc.	$100.00	$56.22	$84.02	$87.99	$72.61	$117.39
Total direct compensation for named executives (000s)	$16,600	$8,441	$9,963	$10,348	$10,923	$14,804

Pay for performance compared to our peers The graph to the right shows how we rank against our mining industry peers when comparing the percentile ranking of the three-year average total direct compensation for Yamana’s CEO and our annualized TSR for 2017 to 2019. For Yamana, 2017 total direct compensation includes Mr. Marrone and 2018 and 2019 total direct compensation includes Mr. Racine. This analysis illustrates that for 2019, we were above the zone of alignment, with TSR performance positioned at the 63rd percentile of mining industry peers. This compared to our 3-year CEO compensation (including the transition from Mr. Marrone to Mr. Racine in 2018) positioned us at the 17th percentile of peers.

Total direct compensation includes salary, the short-term incentive and long-term incentive awards for 2017 and 2018 as disclosed in the summary compensation table in the management proxy circulars of the various companies. For peer companies, 2018 data has been used as a proxy for 2019 compensation information that has not been publicly disclosed as of the date of this circular. CEO compensation is in Canadian dollars and, where applicable, has been converted from US dollars to Canadian dollars based on the exchange rate disclosed by each company, or the Bank of Canada average annual exchange rate, for the respective year. Three-year TSR is from January 1, 2017 to December 31, 2019, based on 30-day average share prices for December 2016 for the starting share prices, and for December 2019 for the ending share prices.

Share ownership, interests directly aligned with shareholders
Mr. Racine is an investor in Yamana and he continues to focus on our long-term success. As at March 2, 2020, Mr. Racine held Yamana equity, including common shares and RSUs, with a total market value of $3,554,379, and a book value of $2,673,270, which is equivalent to 3.6x his base salary.

The table below shows the details of Mr. Racine’s equity ownership. Market value is based on Cdn$5.30, the closing price of Yamana common shares on the TSX on March 2, 2020 and converted to US dollars using the closing exchange rate on that day of Cdn$1.00 = $0.7487.

Number held			Market value			Total market value	Total book value	Share ownership requirement	Meets share ownership requirements	Multiple of base salary
Common shares	DSUs	RSUs	Common shares	DSUs	RSUs
437,190	–	458,546	1,734,818	–	1,819,561	3,554,379	2,673,270	3x	yes	3.6

2019 COMPENSATION DETAILS

SUMMARY COMPENSATION TABLE

The table below shows the total compensation paid to our five named executives for the financial years ended December 31, 2019, 2018 and 2017.

Name and principal position					Non-equity incentive plan compensation
	Year	Salary[1]	Share-based awards[2]	Option-based awards[3]	Annual incentive plans	Long-term incentive plans	Pension value	All other compensation[4]	Total compensation
		($)	($)	($)	($)	($)	($)	($)	($)
Peter Marrone Executive Chairman[6]	2019	1,582,342	2,136,162	—	2,170,726	—	562,960	240,625	6,692,815
	2018	1,551,316	600,000	—	2,181,067	—	559,857	245,022	5,137,263
	2017	1,506,132	500,000	—	1,628,000	—	545,120	169,410	4,348,661
Daniel Racine President and Chief Executive Officer	2019	1,000,000	1,800,000	—	1,829,125	—	424,369	107,580	5,161,074
	2018	662,069	1,015,625	—	900,000	—	234,310	67,614	2,879,618
	2017	459,000	803,250	—	730,000	—	178,350	53,502	2,224,102
Jason LeBlanc Senior Vice President, Finance and Chief Financial Officer	2019	390,000	468,000	—	570,687	—	144,103	52,955	1,625,745
	2018	341,445	384,126	—	400,969	—	111,362	35,551	1,273,453
	2017	331,500	497,250	—	500,000	—	124,725	44,248	1,497,723
Yohann Bouchard Senior Vice President, Operations	2019	390,000	468,000	—	570,687	—	144,103	54,215	1,627,006
	2018	368,477	427,500	—	465,625	—	125,115	50,319	1,437,036
	2017	350,000	525,000	—	550,000	—	135,000	50,095	1,610,095
Gerardo Fernandez Senior Vice President, Corporate Development	2019	390,000	468,000	—	570,687	—	144,103	50,649	1,623,439
	2018	380,000	427,500	—	427,408	—	121,111	46,869	1,402,888
	2017	350,000	525,000	—	500,000	—	127,500	46,529	1,549,029

Notes
1. Salaries:
•2019 salary for Peter Marrone reflects a moderate increase of 2%. The increase for Daniel Racine is a result of his promotion to the role of President and CEO. The increase for Jason LeBlanc of 14.2% reflects the appropriate positioning of his base salary in relation to his transition to the CFO role. Increases for Yohann Bouchard and Gerardo Fernandez reflect adjustments that are commensurate to prevailing market conditions.
•2018 salaries were moderately increased by 3% for Peter Marrone and Jason LeBlanc. The salary for Daniel Racine was increased as a result of his promotion to President and CEO in August 2018, and the salary for Yohann Bouchard was adjusted to reflect the change in management construct that amalgamated all operational sites under his portfolio and resulted in increased responsibilities as of August 2018.
•2017 salaries were moderately increased by 2% for Peter Marrone and Daniel Racine. Salaries for Jason LeBlanc and Yohann Bouchard were increased as a result of their promotions to Senior Vice President.

2. Share-based awards:
•2019 Awards
February 12, 2020 awards were granted in US dollars. The number of units was calculated using Cdn$5.20, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7523 on February 11, 2020.

	February 12, 2020 (for entitlement in 2019)
	PSUs	RSUs
Peter Marrone	292,832	292,832
Daniel Racine	242,576	242,576
Jason LeBlanc	63,070	63,070
Yohann Bouchard	63,070	63,070
Gerardo Fernandez	63,070	63,070

•2018 Awards
February 13, 2019 awards were granted in US dollars. The number of units was calculated using Cdn$3.45, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7548 on February 12, 2019.

	February 13, 2019 (for entitlement in 2018)
	PSUs	RSUs
Peter Marrone	115,200	115,200
Daniel Racine	195,000	195,000
Jason LeBlanc	73,752	73,752
Yohann Bouchard	82,080	82,080
Gerardo Fernandez	82,080	82,080

•2017 Awards
Mr. Marrone elected to receive a portion of his short-term incentive grant equal to $500,000 in RSUs. These were granted on January 19, 2018. The number of units awarded was calculated using Cdn$4.14, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.8035 on January 18, 2018.

February 14, 2018 awards were granted in US dollars. The number of units awarded was calculated using Cdn$4.15, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7937 on February 13, 2018.

	January 19, 2018 (for entitlement in 2017)	February 14, 2018 (for entitlement in 2017)
	RSUs	PSUs	RSUs
Peter Marrone	150,314	—	—
Daniel Racine		121,939	121,939
Jason LeBlanc		75,486	75,486
Yohann Bouchard		79,699	79,699
Gerardo Fernandez		79,699	79,699

3. Option-based awards:
No stock options granted to the named executives in 2017, 2018 or 2019.
4. All other compensation: Includes perquisites and other taxable benefits, but does not include DSUs, PSUs or RSUs received as dividend equivalents.
5. Mr. Racine’s 2018 base salary was increased to $900,000, as a result of his appointment to President and CEO in August 2018. The salary shown is a mix of his base salary as Executive Vice President, Chief Operating Officer for seven months and as President and CEO for five months of 2018.
6. Mr. Marrone was appointed Executive Chairman in August 2018.

Committed to Yamana’s future success, over the last year Mr. Marrone bought 640,500 common shares and Mr. Racine bought 70,000 common shares. Both remain committed to purchase additional common shares of Yamana, reflecting a view that an effective approach to compensation is one of several ways to align with shareholders, with share ownership promoting alignment with shareholders in ways that supplement and complement the alignment from an effective approach to compensation.

COST OF MANAGEMENT ANALYSIS

The table below shows the total compensation paid to our named executives in each of the past five years and total compensation as a percentage of EBITDA, cash flows and shareholder equity.

Year[2]	Total compensation paid to the named executives	Total compensation paid to the named executives as a percentage of EBITDA[1]	Total compensation paid to the named executives as a percentage of operating cash flows (before changes in working capital)	Total compensation paid to the named executives as a percentage of shareholder equity
	($)	(%)	(%)	(%)
2019	16,730,078	2.1	2.8	0.40
2018	12,567,714	2.1	2.8	0.29
2017	11,896,605	2.0	2.6	0.28
2016	11,555,786	5.2	1.8	0.26
2015	9,512,251	5.0	1.4	0.18
Average	12,452,487	3.28	2.28	0.28

Notes
1. Non-GAAP measure. See page 85 for more information.
2. 2015-2018 EBITDA have been adjusted to exclude discontinued operations and one-time, non-cash impairment charges taken during these years.

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The table below shows the outstanding incentive plan awards for each named executive as of December 31, 2019. All amounts are in US dollars and have been converted from Canadian dollars based on the close exchange rate of
Cdn$1.00 = $0.7699 reported by the Bank of Canada on December 31, 2019.

Name	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Peter Marrone	462,291	7.35	Dec 11, 2020	—	442,167	1,750,981	11,394,611
Daniel Racine	50,944	4.08	Jan 12, 2022	—	684,245	2,709,610	—
Jason LeBlanc	33,343	7.35	Dec 11, 2020	—	325,041	1,287,162	—
	33,316	4.08	Jan 12, 2022	—
Yohann Bouchard	—	—	—	—	353,124	1,398,371	—
	—	—	—	—
Gerardo Fernandez	33,343	7.35	Dec 11, 2020	—	354,055	1,402,058	—
	60,732	4.08	Jan 12, 2022

Notes
Option-based awards
•Options that were granted on December 11, 2013 at a price of Cdn$9.54 ($6.99) per share, vest one-third on grant date, one-third on December 11, 2014 and one-third on December 11, 2015, and expire on December 11, 2020.
•Options that were granted on January 12, 2015 at a price of Cdn$5.30 ($3.88) per share, vest one-third on January 12, 2016, one-third on January 12, 2017 and one-third on January 12, 2018, and expire on January 12, 2022.
•Value of unexercised in-the-money options is based on the difference between the option exercise price and the closing price of Yamana common shares of Cdn$5.14 ($3.96) on the TSX on December 31, 2019.

Share-based awards
•Represents PSUs, RSUs and DSUs for Mr. Marrone and RSUs and PSUs for the other named executives.
•Market or payout values are calculated using the closing price of Yamana common shares of Cdn$5.14 ($3.96) on the TSX on December 31, 2019.

Value of awards vested or earned in 2019

The table below shows the value on payout or vesting of incentive awards for the year ended December 31, 2019. All amounts are in US dollars and have been converted from Canadian dollars based on the close exchange rate of Cdn$1.00 = $0.7699 reported by the Bank of Canada on December 31, 2019.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested or earned during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Marrone	—	285,551	2,170,726
Daniel Racine	—	178,982	1,829,125
Jason LeBlanc	—	103,870	570,687
Yohann Bouchard	—	113,304	570,687
Gerardo Fernandez	—	123,752	570,687

Notes
Option-based awards
•Option awards are calculated using the Black-Scholes option pricing model and calculated under Canadian GAAP.
Share-based awards
•Calculated by multiplying the number of units vested by the market price of Yamana common shares on the vesting date, and then converted into US dollars using the exchange rate noted above.
•Mr. Marrone is the only named executive who has DSUs. DSUs are paid out in cash only when Mr. Marrone retires or ceases to be employed by the company.
Non-equity incentive plan compensation
•The annual cash short-term incentive paid to each named executive (see the Summary compensation table on page 74 for more information).

Value of options exercised in 2019

The next table shows the stock options the named executives exercised in 2019. None were exercised in 2019.

Name	Grant date	Exercise price	# of options exercised	Share price on date of exercise	Value realized
Peter Marrone	—	—	—	—	—
Daniel Racine	—	—	—	—	—
Jason LeBlanc	—	—	—	—	—
Yohann Bouchard	—	—	—	—	—
Gerardo Fernandez	—	—	—	—	—

Equity compensation plans

The table below shows the details of our equity compensation plans for the year ended December 31, 2019.

Securities authorized for issue under equity compensation plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity compensation plans (approved by shareholders)	1,286,448 (options YRI) 2,447,964 (RSUs)	Cdn$7.98 (options YRI) Cdn$3.91 (RSUs)	4,090,329 (options YRI) 8,543,400 (RSUs)
Equity compensation plans (not approved by shareholders)	nil	nil	nil
Total	1,286,448 (options YRI) 2,447,964 (RSUs)	Cdn$7.98 (options YRI) Cdn$3.91 (RSUs)	4,090,329 (options YRI) 8,543,400 (RSUs)

The next table shows the dilution, overhang and burn rate of outstanding options for the last three fiscal years as at December 31 of each such year.

No options were granted in 2017, 2018 or 2019. We do not re-load the number of stock options available for issue (see page 79 to read more about stock options).

	2019	2018	2017
Dilution Total number of options outstanding divided by total number of common shares outstanding	0.14%	0.18%	0.19%
Overhang Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	0.57%	0.56%	0.56%
Burn rate Total number of options issued in a fiscal year, divided by total number of common shares outstanding	—%	—%	—%

The compensation committee reviews the equity incentive plans regularly as part of its oversight responsibilities of Yamana’s compensation program. Any changes must be reviewed and approved by the board. The board approved changes to the incentive plans as part of the new 2015 executive compensation framework which included changes to our incentive plans and disclosed in our 2016 management information circular.

Restricted share units

Eligibility	•Full-time employees and eligible contractors of Yamana or an affiliate
Payout
•Participants receive one Yamana common share for each RSU that vests
•The market value of the common shares is based on the volume weighted average price of a Yamana common share for the five trading days immediately before the vesting date

Dividend	•Earn additional units as dividend equivalents at the same rate as dividends paid on our common shares
Transferability	•Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the units vest and Yamana common shares are issued to the participant
Reserved for issue	•A total of 19.8 million common shares are reserved for issue under the plan, representing approximately 2.1% of our total issued and outstanding common shares as of March 24, 2020
Reserve pool
•As of March 24, 2020, there were 2,556,160 RSUs outstanding for the issue of common shares
•These represent approximately 0.27% of our total issued and outstanding common shares
•The total remaining shares available to be issued under the RSU plan is 7,341,657, which represents the total reserve for issue, minus the RSUs outstanding and previously vested RSUs
•The RSU plan does not re-load the number of RSUs available for issue
•If RSUs have been cancelled or terminated without a common share having been issued, the RSU will be available again. This is not re-loaded because a share has not been issued.

Amendments with approval
We or the board can make the following amendments to the plan as long as we receive shareholder and regulatory approval:
•Change the number of securities that can be issued under the plan
•Change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders
•Make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, at our expense or the expense of our existing shareholders
•Change the non-assignability clause in section 5.03 of the plan, when it allows RSUs, or any other right or interest of a participant under the plan, to be assigned or transferred, except to an estate

Amendments without approval
The board can make any other changes to the plan without shareholder approval, including the following among others, as long as we receive the required regulatory approval:
•Housekeeping changes
•Adding or changing the vesting provisions of an RSU or the plan
•Changing the termination provisions of an RSU or the plan
•Making a change to comply with securities laws
•Making a change to ensure the RSUs granted under the plan comply with income tax and other laws in force in the country or jurisdiction the participant receiving the RSUs is a resident or citizen of

Stock options
Options to buy Yamana common shares are awarded under our share incentive plan. Awards can also include stock appreciation rights that allow the holder to terminate options in exchange for common shares. Their value is the difference between the fair value of the share and the option price per share.

Eligibility	•Employees, senior officers, directors and consultants of Yamana or an affiliate (the board’s policy is not to award stock options to non-executive directors)
Payout
•Options can be exercised after they vest but expire up to 10 years as set by the board
•The exercise price is set by the board and must not be less than the closing price of Yamana common shares on the TSX on the trading day immediately before the grant
•We have not re-priced any option awards, and we do not provide financial assistance to participants to buy common shares under the plan
•If the expiry date falls in a trading blackout period set by Yamana, the date is extended to the 10th business day after the end of the blackout period

Dividend	•Do not earn dividend equivalents
Transferability	•Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the options are exercised
Reserved for issue	•Up to 24.9 million common shares may be issued for reserve under our share incentive plan, representing approximately 2.6% of our total issued and outstanding common shares as of March 24, 2020
Option pool
•As of March 24, 2020, there were options to purchase 1,138,022 common shares, outstanding and exercisable under the Yamana share incentive plan
•These represent approximately 0.12% of our total issued and outstanding common shares
•The total remaining shares available to be issued under the Yamana share incentive plan is 4,157,015, which represents the total reserved for issue, minus the options available for exercise and the previously exercised options
•The plan does not re-load the number of stock options available for issue
•If options are surrendered, terminated or expire without being exercised, new options may be granted covering the common shares not purchased under the lapsed options. This is NOT an option re-load because a share has not been issued.

Outstanding options
•The plan provides for a total maximum reserve of 5% of our issued and outstanding common shares that can be issued to any person
•The maximum number of common shares that can be issued to insiders under all security-based compensation arrangements, is 10% of the total issued and outstanding common shares

Amendments	•Either the board or committee can change or terminate the plan at any time
Amendments with approval
•The board can make the following amendments to the plan, as long as it receives both shareholder and regulatory approval:
–Change the number of securities that can be issued under the plan
–Change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders
–Add any form of financial assistance
–Change a financial assistance provision to make it more favourable to participants
–Add a cashless exercise feature, payable in cash or securities, as long as it does not allow a deduction of the number of underlying securities from the plan reserve
–Add DSUs or RSUs or any other award vehicle that results in participants receiving securities when no cash is paid to the company
–Make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, especially to insiders, at our expense or the expense of our existing shareholders

You can find a copy of the plan on SEDAR (www.sedar.com).

Stock option grant rates

Year	Stock options granted in the fiscal year	Total shares outstanding as at December 31 of fiscal year	Grant rate
2019	–	950,483,183	—
2018	–	949,341,830	—
2017	–	948,524,667	—

Other options to acquire Yamana common shares
Yamana assumed obligations for options as part of several business acquisitions, one of which had options outstanding as of December 31, 2019. The outstanding options are governed by the original stock option plan and no additional options can be granted under the plan.

Acquisition	Options assumed under the acquired company's stock option plan	Options outstanding (as of December 31, 2019) Each option can be exercised to acquire one Yamana common share
Mega Precious Metals Inc.	233,738	—

See Termination and double trigger change of control starting on page 81 for more information about our long-term incentive award.

RETIREMENT BENEFITS

We introduced a defined contribution pension plan for executives (executive pension plan) on January 1, 2009. The CEO participates in the CEO pension plan.

Contributions under both plans are deposited into an individual retirement account for each participant. Participants decide how they want their contributions invested based on a range of investment choices (including Yamana shares) and the percentage they allocate to each. Account values change based on the contributions and performance of the underlying investments. Future benefits or income are not guaranteed.

2019 retirement benefits
In 2019, we contributed a percentage of each participant’s annual base salary and annual cash bonus to the executive pension plan. Executive vice presidents and senior vice presidents or equivalent receive 15% of their annual base salary and annual short-term incentive award.

For 2019, we contributed 15% of the CEO’s annual base salary and actual short-term incentive award to the CEO pension plan.

The plans are non-contributory and competitive with the market. They have two components:
•group registered retirement savings plan
•non-registered retirement savings plan.

Contributions are made first to the group plan up to the maximum amount allowed by the Canada Revenue Agency ($26,500 in 2019) for the Canadian executives. Any excess is directed to the non-registered retirement savings plan. Contributions vest immediately.

The table below shows the value of each named executive’s retirement benefits under the defined contribution pension plan as of December 31, 2019.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Peter Marrone	7,653,634	562,960	8,216,594
Daniel Racine	747,227	424,369	1,171,596
Jason LeBlanc	447,450	144,103	591,553
Yohann Bouchard	309,836	144,103	453,939
Gerardo Fernandez	248,611	144,103	392,714

The values noted are before tax amounts. All required tax withholdings are made before contributions are made to an executive’s account.

TERMINATION AND DOUBLE TRIGGER CHANGE OF CONTROL

We have employment agreements with each named executive, either directly or through a subsidiary, that provide for payments if his or her employment is terminated. The agreements include provisions for termination or other triggering event in a change of control situation and are described on the next page.

Name	Notice period	Severance on termination	Severance on double trigger change of control	Benefits	Stock options	DSUs / RSUs / PSUs
Peter Marrone	Three months	Three times sum of annual salary plus bonus	Two times sum of annual salary plus bonus	Comparable to current medical benefits for a period of three years for termination and 0.25 times annual salary for change of control	Hold for balance of option term or receive cash for unexercised options based on formula (regardless of vesting)	Vested at time of grant (DSUs) Immediate vesting (RSUs) Survive for term (PSUs)
Daniel Racine	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs) Vested at time of grant (DSUs)
Jason LeBlanc	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs)
Yohann Bouchard	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs)
Gerardo Fernandez	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs)
Notes
Severance on termination
Paid on termination for any reason other than cause (not including a change of control).

Severance on double trigger change of control
Paid on a change of control followed by a termination or other triggering event.

Benefits
Mr. Marrone receives his benefits for three years if his employment is terminated for any reason other than cause, and is paid at 0.25 times his annual salary on a double trigger change of control.

Other than as described above, we and our subsidiaries do not have compensatory plans or arrangements with the named executives that result in a payment following or related to a termination, resignation, retirement, change of control of Yamana or a change in responsibilities.

Estimated incremental payments on termination
The table below shows the estimated incremental amount that would have been paid to each named executive if they had been terminated without cause on December 31, 2019.

Name	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	4,747,026	12,920,664	34,876	17,702,566
Daniel Racine	2,000,000	2,729,125	15,160	4,744,285
Jason LeBlanc	780,000	971,656	24,214	1,775,870
Yohann Bouchard	780,000	1,036,312	15,160	1,831,472
Gerardo Fernandez	780,000	998,095	19,602	1,797,697
Total	9,087,026	18,655,852	109,013	27,851,891

All stock-based awards would vest as follows:
•DSUs and RSUs would be paid on termination
•PSUs would remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period, and be paid out in the usual way
•stock options would remain outstanding for 24 months.

The values of RSUs, DSUs and PSUs have been calculated using Cdn$5.14 (the closing price of Yamana common shares on the TSX on December 31, 2019). Mr. Marrone is the only named executive who has DSUs.

Name	RSUs / DSUs / PSUs (Cdn$)
Peter Marrone	17,062,713
Daniel Racine	3,517,019
Jason LeBlanc	1,670,711
Yohann Bouchard	1,815,057
Gerardo Fernandez	1,819,843
Total	25,885,343

Estimated incremental payments on a double trigger change of control (a change of control followed by a termination or other triggering event)

The table below shows the estimated incremental amount that would be paid to each named executive if there had been a change of control, followed by a termination or other triggering event, on December 31, 2019. Other triggering event includes an adverse change in any of the named executive’s duties, financial entitlements, title, reporting rank, location or other matter raising a claim for constructive dismissal.

Name	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	3,164,684	8,613,776	23,251	11,801,711
Daniel Racine	2,000,000	2,729,125	15,160	4,744,285
Jason LeBlanc	780,000	971,656	24,214	1,775,870
Yohann Bouchard	780,000	1,036,312	15,160	1,831,472
Gerardo Fernandez	780,000	998,095	19,602	1,797,697
Total	7,504,684	14,348,964	97,387	21,951,035

All-stock based awards would vest as follows:
•DSUs and RSUs would be paid on termination or triggering event
•PSUs would remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period, and be paid out in the usual way
•stock options would remain outstanding for 24 months.

The values of the RSUs, DSUs and PSUs have been calculated using Cdn$5.14 (the closing price of Yamana common shares on the TSX on December 31, 2019). Mr. Marrone is the only named executive who has DSUs.

Name	RSUs / DSUs / PSUs (Cdn$)
Peter Marrone	17,062,713
Daniel Racine	3,517,019
Jason LeBlanc	1,670,711
Yohann Bouchard	1,815,057
Gerardo Fernandez	1,819,843
Total	25,885,343

How we define change of control
The terms of a change of control vary by named executive according to the terms of their employment agreements.

Peter Marrone
A change of control means any of the following:
•an event where any person, or together with its affiliates, beneficially owns or exercises control or direction over our voting securities or those of a successor company that represent at least 20% of the votes attached to all voting securities outstanding
•approval by Yamana shareholders of all necessary resolutions allowing any person, any persons acting in concert, or any person together with its affiliates to beneficially own or exercise control or direction over, our voting securities or those of a successor company that represent at least 20% of the votes attached to all voting securities outstanding, even if they have not yet been issued or transferred to that person
•the sale of at least 25% of our net assets to a person who is not affiliated with Yamana, within the meaning of the Canada Business Corporations Act, as shown on our consolidated balance sheet at the end of the last completed financial quarter, or as of the end of the last completed financial year if the sale occurs during the first quarter of a financial year
•approval by Yamana shareholders of all necessary resolutions required to allow all or substantially all of our assets to a person who is not an affiliate within the meaning of the Canada Business Corporations Act, or if Yamana:
– becomes insolvent or generally is not able to pay its debts as they become due
– confirms in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors
– is involved in any proceeding seeking:
> to adjudicate it as bankrupt or insolvent
> liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan or compromise or arrangement or other corporate proceeding involving or affecting its creditors
> relief or the appointment of a receiver, trustee or other similar official for Yamana or a substantial portion of our properties and assets, and in the case of a proceeding instituted against us, either the proceeding has not been dismissed or stayed for 30 days, or we have been granted relief or a receiver, trustee, custodian or other similar official has been appointed, or
> any corporate action that authorizes any of the above.

Jason LeBlanc, Daniel Racine and Yohann Bouchard
A change of control means any of the following:
•a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, that results in existing holders of our common shares holding less than 50% of the outstanding shares of the successor corporation after the transaction is completed
•the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of our assets, rights or properties or any of our subsidiaries which have a total book value that is more than 50% of the book value of those items on a consolidated basis to any person or entity (other than a disposition to a wholly-owned subsidiary of Yamana resulting from a reorganization of our assets)
•a resolution to wind up, dissolve or liquidate Yamana
•any person, entity or group of persons or entities acting jointly or in concert (an acquiror) acquires or acquires control (including the right to vote or direct the voting) of our voting securities which, when added to the voting securities registered or beneficially owned by the acquiror, would entitle the acquiror and/or its associates and/or affiliates (as defined in the Canada Business Corporations Act) to cast or to direct the casting of 20% or more of the votes attached to our outstanding voting securities which may be cast to elect directors of Yamana or the successor corporation (regardless of whether a meeting has been called to elect directors)
•the nominated directors in this circular do not constitute a majority of the board because of, or related to, a contested election of directors or a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, or
•the board adopts a resolution that a change of control as defined above has occurred or is imminent.

4. Other information

Other information	94
Appendix - Charter of the Board of Directors	96

OTHER INFORMATION

Liability insurance
We have liability insurance to protect our directors and executive officers and Yamana against any liability they may incur while serving in this capacity for Yamana or any of our subsidiaries. Our total coverage is $145 million and our total premiums were $1,196,862 in 2019. The policies carry a deductible of $3,000,000 for any securities law claims, $250,000 for employment practices liability claims and $500,000 for all other claims.

Loans to directors and executive officers
We do not make personal loans or extend lines of credit to our directors or executive officers to purchase securities or for any other purpose. We did not have any loans outstanding to them or any of their associates in 2019 or as of the date of this circular.

In addition, none of our current or former directors, executive officers or employees have loans that are the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with Yamana or any of our subsidiaries.

Additional information
You can find additional financial information in our comparative financial statements and MD&A for the fiscal year ended December 31, 2019, in our 2019 annual report to shareholders and included with this circular. You can also access a copy and other information about Yamana on our website (www.yamana.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov).

You can also request a copy from our Senior Vice President, General Counsel and Corporate Secretary by calling 416.815.0220 or sending an email to investor@yamana.com.

About non-GAAP and other measures and additional line items or subtotals in financial statements
We use non-GAAP measures to supplement our financial statements, which are presented in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These include:
•Cash Costs per GEO sold;
•All-in Sustaining Costs per GEO sold;
•Net Debt;
•Net Free Cash Flow;
•Average realized price per ounce of gold/silver sold; and
•Average realized price per pound of copper sold;

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

The reconciliations to the above-noted non-GAAP financial measures to the most directly comparable measure reported in the Consolidated Financial Statements can be found in the company’s MD&A for the year ended December 31, 2019.

GEO production and sales
Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

Cash costs and all-in sustaining costs
The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

•Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

•AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities but net of by-product revenue credits from sales of copper and zinc.

Additional line items or subtotals in financial statements
The company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:
• Gross margin excluding depletion, depreciation and amortization – represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
• Mine operating earnings – represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.
• Operating earnings (loss)– represents the amount of earnings (loss) before finance costs, other income (costs), and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.
• Cash flows from operating activities before income taxes paid and net change in working capital – excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.

• Cash flows from operating activities before net change in working capital – excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the company’s cash flows from operating activities and are considered to be meaningful in evaluating the company’s past financial performance or the future prospects.

Forward-looking statement advisory
This circular contains forward-looking statements and forward-looking information under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as plan, expect, budget, target, project, intend, believe, anticipate, estimate and other similar words, or statements that certain events or conditions may or will occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the company’s expectations in connection with the production and exploration, development and expansion plans at the company's projects being met, the impact of proposed optimizations at the company’s projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, goal of meeting the 40% threshold of female directors, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the US Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the company’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the company’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Although the company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of providing information about management’s current expectations and plans.

Appendix
Charter of The Board of Directors

Dated as of January 14, 2020

1. General

The Board of Directors (the “Board”) is responsible for the stewardship of Yamana Gold Inc. (the “Company”), for the general supervision of the management of the business and affairs of the Company, and for acting in the best interests of the Company and its shareholders.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through the delegation to its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board shall meet as frequently as the Board considers necessary, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Company. Meetings of the Board will also include in camera meetings of the independent members of the Board without management being present.

2. Composition

The Board shall be constituted at all times of a majority of “independent directors” in accordance with applicable legal requirements, including the requirements of National Policy 58-201 Corporate Governance Guidelines and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time.

In addition, at least three of the independent directors shall be “independent” in accordance with applicable legal requirements for service on an audit committee.

3. Responsibilities

The Board’s responsibilities shall include:

•Succession planning including the selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•Overseeing the fair reporting of the Company’s financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company including reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, the annual information form and the management information circular.

•Enhancing congruence between shareholder expectations, Company plans and management performance.

•Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including but not limited to, the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•Satisfying itself as to the integrity of the Executive Chairman; the Chief Executive Officer and other officers and that such officers create a culture of integrity throughout the organization.

•The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•Ensuring that this Charter is disclosed on an annual basis to the shareholders in the Company’s management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on the Company’s website.

•Obtaining periodic reports from management on the Company’s operations.

•Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

•The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; (iii) compensation of officers and senior employees; and (iv) sustainability.

•With the assistance of the Corporate Governance and Nominating Committee:

-  Developing the Company’s approach to corporate governance.

-  Reviewing the composition of the Board and ensuring it respects its independence criteria.

-  The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

-  Reviewing and approving annual disclosure of the Company’s corporate governance policies.

- Ensuring that an appropriate review selection process for new nominees to the Board is in place and identifying and recommending candidates to the Board who meet the selection criteria.

- Overseeing (a) the development and implementation of orientation programs for new directors; and (b) continuing education for all directors.

- Approving and revising periodically the Company’s Code of Conduct (the “Code”) and other corporate governance policies (“Policies”), ensure management has established a system to enforce the Code and Policies and monitor compliance with each.

•With the assistance of the Audit Committee:

- Ensuring the integrity of the Company’s internal controls and management information systems.

- Ensuring the Company's ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company's own governing documents.

- Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

- Reviewing the Company’s insurance program to ensure adequacy of coverage.

- Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

- Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

- Assessing the independence of the auditors.

•With the assistance of the Compensation Committee:

- Reviewing and approving corporate goals and objectives relevant to the Executive Chairman and the Chief Executive Officer’s (“CEO”) compensation, evaluating the Executive Chairman and the CEO’s performance in light of those corporate goals and objectives, and recommending to the Board with respect to the Executive Chairman and the CEO’s compensation level based on this evaluation.

- Reviewing and approving named executive officer and director compensation, incentive-compensation plans and equity-based plans.

- Reviewing executive compensation disclosure before the Company publicly discloses such information.

•With the assistance of the Sustainability Committee:

- Reviewing and monitoring the sustainability, health, safety and environment policies and activities of the Company on behalf of the Board to ensure that the Company is in compliance with applicable laws and legislation.

- Reviewing and approving annual disclosure of the Company’s sustainability, health, safety and environmental policies and activities.

- Developing a corporate culture of environmental responsibility and awareness as to the importance of health and safety.

4. Miscellaneous

The members of the Board are expected to attend all meetings of the Board of Directors unless prior notification of absence is provided.

The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

The Board shall provide contact information on the website of the Company of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feedback received.